Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

by and among

7-ELEVEN, INC.,

THE SPEEDWAY SUBSIDIARY SELLERS,

CAPL JKM PARTNERS LLC,

JOE’S KWIK MARTS LLC,

CAPL JKM REALTY HOLDINGS LLC,

and

CAPL JKM WHOLESALE LLC

Dated as of

April 28, 2021

Page

1.	ASSETS AND ASSUMED LIABILITIES1
1.1	Sale of Assets1
1.2	Excluded Assets2
1.3	Excluded Liabilities; Assumed Liabilities4
1.4	Purchase Price6
1.5	Tax Allocation7
1.6	Agreed Location Value7
1.7	Prorations and Adjustments7
1.8	Inventory, Accrued PTO Amount and Proration Adjustment8
2.	REPRESENTATIONS AND WARRANTIES9
2.1	Representations and Warranties of Seller9
2.2	Representations and Warranties of Buyer20
3.	COVENANTS PRIOR TO CLOSING22
3.1	Access to Information; Confidentiality22
3.2	Acknowledgment23
3.3	Conduct of Business Pending the Closings24
3.4	Further Actions25
3.5	Certain Filings25
3.6	Exclusivity26
3.7	Equipment Testing, Maintenance and Repair26
3.8	Title26
3.9	Joinder28
3.10	Contract Consents28
3.11	Lease Consent; Replacement Properties28
3.12	Permits29
4.	ADDITIONAL COVENANTS29
4.1	Environmental.29
4.2	Tax Matters31
4.3	Employee Matters33
4.4	Casualty36
4.5	Condemnation37
4.6	Certain Intellectual Property Matters38
4.7	Further Assurances39
4.8	Contact with Business Relations40
4.9	Substitution and Release of Guarantees and Surety Bonds40
4.10	De-Branding41
4.11	R&W Insurance Policy41
4.12	Non-Solicitation of Employees41
4.13	Alternative Transaction Structures42
4.14	Supremacy of Consent Order42
4.15	Certain Prepared Financial Statements42
5.	CONDITIONS PRECEDENT TO THE OBLIGATIONS OF EACH PARTY43
5.1	FTC Approval43
5.2	No Injunction, Etc43
5.3	Purchase and Sale Agreement43

i

(continued)

Page

6.	CONDITIONS PRECEDENT TO BUYER’S OBLIGATIONS44
6.1	Accuracy of Representations and Warranties44
6.2	Performance of Obligations44
6.3	Delivery of Documents44
7.	CONDITIONS PRECEDENT TO THE SELLER PARTIES’ OBLIGATIONS44
7.1	Accuracy of Representations and Warranties44
7.2	Performance of Obligations45
7.3	Delivery of Documents45
8.	INDEMNIFICATION45
8.1	Survival45
8.2	Indemnification by 7-Eleven46
8.3	Indemnification by Buyer47
8.4	Procedures Relating to Indemnification Between Buyer and the Seller Parties47
8.5	Procedures Relating to Indemnification for Third Party Claims47
8.6	Insurance49
8.7	Payments49
8.8	Duty to Mitigate49
8.9	Exclusive Remedy; No Consequential Damages, etc49
8.10	Environmental Insurance Policy50
8.11	R&W Insurance Policy50
9.	CLOSINGS50
9.1	Closing Dates50
9.2	Items to be Delivered by the Seller Parties51
9.3	Items to be Delivered by Buyer52
10.	TERMINATION52
10.1	General52
10.2	Post-Termination Obligations; Deliverables54
10.3	No Liabilities in Event of Termination54
11.	MISCELLANEOUS55
11.1	Publicity55
11.2	Assignment55
11.3	Parties in Interest55
11.4	Amendment55
11.5	Waiver56
11.6	Notices56
11.7	Expenses57
11.8	Section Headings; Table of Contents; Interpretation57
11.9	Joint and Several Obligations57
11.10	Severability57
11.11	No Strict Construction57
11.12	Governing Law; Jurisdiction; Venue; Waiver of Jury Trial57
11.13	Entire Agreement58
11.14	Time of Essence58
11.15	Prevailing Party58

(continued)

Page

11.16	Specific Performance58
11.17	Counterparts59
11.18	Definitions59

DISCLOSURE SCHEDULES

Section 1.1(g)Assumed Contracts

Section 1.2(a)Assets Exclusions

Section 1.3(a)(vii)Covered Contamination

Section 1.6Agreed Location Value

Section 2.1(a)Due Organization and Power

Section 2.1(c)No Violation

Section 2.1(d)Financial Information

Section 2.1(f)No Litigation

Section 2.1(g)Compliance with Laws and Orders

Section 2.1(h)Permits

Section 2.1(i)Environmental Matters

Section 2.1(j)Title to Assets; Liens

Section 2.1(k)Sufficiency and Condition of Assets

Section 2.1(l)7-Eleven Station Property Matters

Section 2.1(m)Speedway Station Property Matters

Section 2.1(n)Real Property

Section 2.1(o)Assumed Contracts

Section 2.1(p)Employee Matters

Section 2.1(q)Employee Benefit Plans

Section 2.1(r)Absence of Certain Changes

Section 2.1(x)Bonds

Section 3.3Conduct of Business

Section 3.11(a)Lease Consents

Section 3.11(b)Replacement Properties

Section 4.3(j)Immigration Laws Matters

Section 4.6Intellectual Property Matters

Section 11.18(a)Business Locations

Section 11.18(b)EBITDA

Section 11.18(c)Knowledge of 7-Eleven

Section 11.18(d)Leased Real Properties

Section 11.18(e)Owned Real Properties

Section 11.18(f)Seller Guarantees

Section 11.18(g)Speedway Entities

Section 11.18(h)Station Properties

EXHIBITS

Exhibit AAgreed Inventory Procedures

Exhibit A-1Agreed Proration and Accrued PTO Procedures

Exhibit BForm of Joinder

Exhibit CForm of Bill of Sale

Exhibit DForm of Assignment and Assumption Agreement

Exhibit EForm of Assignment of Lease

Exhibit FForm of Transition Services Agreement

Exhibit GForm of Special Warranty Deed

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of April 28, 2021 (the “Signing Date”), by and among 7-Eleven, Inc., a Texas corporation (“7-Eleven”), the entities who will become party to this Agreement upon executing and delivering a joinder pursuant to the terms of Section 3.9 (the “Speedway Subsidiary Sellers,” and, together with 7-Eleven, collectively, the “Seller Parties”), and each of CAPL JKM Partners LLC, a Delaware limited liability company, Joe’s Kwik Marts LLC, a Delaware limited liability company, CAPL JKM Realty Holdings LLC, a Delaware limited liability company, and CAPL JKM Wholesale LLC, a Delaware limited liability company (collectively, “Buyer”), each of which is an indirect subsidiary of CrossAmerica Partners LP, a Delaware limited partnership (“Buyer Parent”).

RECITALS

WHEREAS, 7-Eleven has entered into that certain Purchase and Sale Agreement, dated August 2, 2020, by and among Marathon Petroleum Corporation (“Marathon”), 7-Eleven and the other parties thereto (the “Purchase and Sale Agreement”), pursuant to which, among other things and subject to and conditioned upon the Closing (as defined in the Purchase and Sale Agreement), 7-Eleven will acquire, indirectly through the acquisition of certain subsidiaries of Marathon that will become Seller Parties hereunder, the Speedway Station Properties engaged in the Business;

WHEREAS, subject to the terms and conditions of this Agreement, the Seller Parties desire to sell, transfer, convey, assign and deliver to Buyer, or cause to be sold, transferred, conveyed, assigned and delivered to Buyer, and Buyer desires to purchase, acquire, accept and receive, all of the Seller Parties’ right, title and interest in and to the Assets (as defined below) for the consideration specified herein (the “Transaction”); and

WHEREAS, capitalized terms used but not defined in the context of the Sections in which such terms first appear have the meanings assigned to such terms in Section 11.18.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

1.ASSETS AND ASSUMED LIABILITIES

1.1Sale of Assets

.

Upon the terms and subject to the conditions set forth in this Agreement, at each Closing, the Seller Parties shall sell, transfer, convey, assign and deliver to Buyer, or cause to be sold, transferred, conveyed, assigned and delivered to Buyer, and Buyer shall purchase, acquire, accept and receive, all of the Seller Parties’ right, title and interest as of the applicable Closing in and to only the following assets, rights and properties, whether real, personal or mixed, now existing or hereafter acquired prior to the applicable Closing (for the avoidance of doubt, after giving effect to the transactions contemplated by the Purchase and Sale Agreement), in each case, free and clear of all Liens other than Permitted Liens (collectively, the “Assets”):

(a)All assets and properties, including all furniture, fixtures, equipment, machinery, spare parts, supplies, tools and other tangible personal property, in each case, owned or leased by the Seller Parties and located at the applicable Real Property (including the Equipment and the Fuel Equipment);

(b)The applicable Owned Real Properties, together with all Improvements located on or affixed to the Owned Real Properties, and all of the Seller Parties’ right, title and interest in and to all easements, appurtenances and fixtures located on the Owned Real Properties;

(c)The applicable Real Property Leases and all of the Seller Parties’ leasehold right, title and interest in and to the Leased Real Properties (including all buildings, structures and Improvements thereon) and to all easements, appurtenances, and fixtures located on or appurtenant to such Leased Real Properties;

(d)The applicable Third Party Leases exclusively related to the Business or the applicable Station Properties (the “Business Third Party Leases”);

(e)All Inventory owned by the Seller Parties that is physically present at the applicable Station Properties;

(f)To the extent legally transferable under applicable Laws, all Permits exclusively used or exclusively held for use in connection with the Business (the “Business Permits”);

(g)The Contracts set forth on Section 1.1(g) of the Disclosure Schedules (together with the Real Property Leases, the Business Third Party Leases and the Business Permits, to the extent assigned to Buyer in connection with the Closings, the “Assumed Contracts”);

(h)Copies of all records and documentation of the Seller Parties, to the extent exclusively relating to the Business or located at the applicable Station Properties, other than Excluded Records (collectively, the “Books and Records”);

(i)All claims, counterclaims, causes of action, rights or recourse of any Seller Party against third parties to the extent relating to (x) the Assets (solely to the extent related to common law claims for product liability or common law warranties, including common law warranties and other common law claims arising out of construction or third party service providers, and whether for products, workmanship or otherwise) or (y) the Assumed Liabilities, in each case, whether choate or inchoate, known or unknown, contingent or non-contingent, but excluding any claims against Marathon pursuant to the Purchase and Sale Agreement;

(j)All Seller Deposits, to the extent included in the Proration Amounts with respect to the applicable Closing pursuant to Section 1.7; and

(k)All of the Seller Parties’ goodwill exclusively associated with the Business.

1.2Excluded Assets

.

For the avoidance of doubt and notwithstanding anything to the contrary herein, the Seller Parties shall not sell, transfer, convey, assign or deliver to Buyer, and Buyer shall not purchase, acquire, accept or receive from the Seller Parties (and the Assets shall not include), any assets of the Seller Parties other than the Assets (the “Excluded Assets”). Without limiting the generality of the foregoing, the Excluded Assets include, without limitation:

(a)Any of the assets set forth on Section 1.2(a) of the Disclosure Schedules;

(b)Any tangible assets of the Seller Parties that are not located at any Station Property;

(c)Improvements and equipment not owned or leased by the Seller Parties and therefore not part of the Assets or subject to this Agreement but situated at the Station Properties and at locations operated by third-party operators or other third parties (collectively, the “Excluded Improvements and Equipment”);

(d)The Seller Parties’ Tax Returns and supporting documentation related thereto, corporate franchise, stock record books, record books containing minutes of meetings of directors and stockholders, and such other records as have to do exclusively with the Seller Parties’ organization or stock capitalization (collectively, the “Excluded Records”);

(e)Any of the Seller Parties’ rights or claims to any refunds (or portions thereof) of any federal, state, local or foreign Tax for which the Seller Parties are liable under this Agreement;

(f)Other than (i) all In-Store Cash included in Inventory, as determined pursuant to Exhibit A, (ii) any Seller Deposits included in the Proration Amounts with respect to the applicable Closing pursuant to Section 1.7 and (iii) any deposits held by the Seller Parties in such Seller Party’s capacity as a landlord with respect to any Real Property, any and all cash, cash equivalents, vendor rebates, uncollected checks, bank deposits and accounts, certificates of deposit, governmental obligations, marketable securities, and all other securities and monies of the Seller Parties;

(g)Any notes receivable or accounts receivable;

(h)All personnel records and other records that are part of the Books and Records that the Seller Parties are required by Law to retain in its possession (provided that copies of any such records shall be provided to Buyer at the applicable Closing for any Transferred Employees, to the extent permitted by Law);

(i)Any Collective Bargaining Agreement;

(j)All Contracts other than the Assumed Contracts;

(k)All rights which accrue or will accrue to the Seller Parties under this Agreement or any documents executed or delivered in connection herewith;

(l)Any claim, cause of action, defense, right of offset or counterclaim or settlement agreement (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) of the Seller Parties except as set forth in Section 1.1(i);

(m)All Intellectual Property;

(n)All insurance policies of the Seller Parties and their respective Affiliates, and all rights to applicable claims and proceeds thereunder; and

(o)All rights, title and interest to the equity interests of the Seller Parties’ direct and indirect subsidiaries, unless otherwise mutually agreed in writing in accordance with Section 4.13.

1.3Excluded Liabilities; Assumed Liabilities

.

(a)The Seller Parties and Buyer agree that Buyer shall not assume and shall not be responsible for paying, performing or discharging any Liability of the Seller Parties or any of their respective Affiliates, other than such Liabilities expressly included in the Assumed Liabilities as set forth in Section 1.3(b) (the “Excluded Liabilities”).  Without limiting the generality of the foregoing, the Excluded Liabilities include, without limitation:

(i)all Liabilities to the extent relating to the ownership or operation of the Business or the ownership, leasing, use or operation of the Assets, in each case, prior to the applicable Closing Date; provided, that the foregoing shall not include Seller Taxes, which are addressed in Section 1.3(a)(iii) and shall be indemnified in accordance with Section 4.2;

(ii)all Liabilities to the extent relating to the Excluded Assets or to any businesses, assets or operations of the Seller Parties or any of their respective Affiliates or predecessors, other than the Business and the Assets;

(iii)all Seller Taxes, the indemnification for which shall be governed by Section 4.2;

(iv)all Liabilities and obligations (A) arising from the Benefit Plans or (B) relating to any current or former employee of any Seller Party or their respective Affiliates, including the Business Employees, to the extent arising out of or in connection with the applicable Closing (unless with respect to Transferred Employees to the extent arising from an act or omission solely attributable to Buyer) or prior to the applicable Closing (other than Accrued PTO relating to the Transferred Employees to the extent included in the applicable Actual Accrued PTO Amount);

(v)any Liability (other than Assumed Liabilities to the extent expressly set forth in Section 1.3(b)) arising out of any Contract to which any Seller Party is a party or by which any of the Assets are bound;

(vi)all Indebtedness of the Seller Parties or any of their respective Affiliates;

(vii)all Environmental Liabilities associated with Covered Contamination (excluding any Environmental Liabilities to the extent caused by Buyer’s exacerbation of the Covered Contamination), subject to the Environmental Liabilities associated with any such Covered Contamination becoming an Assumed Liability pursuant to Section 4.1(a)(viii));

(viii)all Liabilities of Seller Parties arising under, relating to or in connection with the Purchase and Sale Agreement; and

(ix)other than Liabilities arising as a result of any Covered Contamination, all Liabilities arising out of, relating to or in connection with any pending or threatened Actions relating to (A) any of the foregoing, (B) any other Excluded Liabilities, (C) any Assets, (D) any Excluded Assets or (E) any Assumed Liabilities.

(b)As the sole exception to the provisions of Section 1.3(a), and subject to Section 1.3(c), upon the sale, transfer, conveyance, assignment and delivery of the applicable Assets at the applicable Closing, Buyer shall assume and agree to pay or discharge when due in accordance with their respective terms the following Liabilities (the “Assumed Liabilities”):

(i)all Liabilities and obligations under the applicable Assumed Contracts but only to the extent such liabilities or obligations do not arise from any breach of or default under any such Assumed Contract occurring or existing prior to the applicable Closing Date;

(ii)all Liabilities and obligations relating to the applicable Transferred Employees solely to the extent relating to periods after the applicable Closing Date;

(iii)all Liabilities and obligations relating to the Accrued PTO with respect to the applicable Transferred Employees, subject to the applicable Accrued PTO Amount as an adjustment to the Purchase Price pursuant to Section 1.4;

(iv)other than Seller Taxes, Transfer Taxes (to the extent payable by the Seller Parties under this Agreement) and any other Taxes payable by the Seller Parties hereunder, all Liabilities for Taxes relating to the applicable Assets or Assumed Liabilities, or the applicable portion of the Business, for any taxable period or part thereof beginning on or after the applicable Closing Date and any Taxes for which Buyer is liable under this Agreement;

(v)other than Liabilities arising as a result of any Covered Contamination, all Liabilities arising under Environmental Law or as a result of any Release, threatened Release, investigation, control or cleanup of any Hazardous Materials relating to the applicable Assets or the applicable portion of the Business, whether arising out of or relating to facts, circumstances or conditions existing prior to, on or after the applicable Closing Date; and

(vi)all other Liabilities to the extent arising out of Buyer’s operation of the applicable Assets or the applicable portion of the Business on or after the applicable Closing Date.

(c)For the avoidance of doubt, “Assumed Liabilities” excludes (i) any Subsequent Closing Assumed Liabilities related to each Subsequent Closing Property unless and until such time as a Subsequent Closing occurs with respect to such Subsequent Closing Property, upon the occurrence of which such Subsequent Closing Assumed Liabilities shall become Assumed Liabilities assumed by Buyer, and (ii) any other Assumed Liabilities that are not related to any particular Initial Closing Property or any Subsequent Closing Property unless and until such time as the final Closing occurs, upon the occurrence of which such Assumed Liabilities will be assumed by Buyer and become Assumed Liabilities.

(d)The transaction contemplated by this Agreement is the purchase and sale of assets and not a de facto merger of the Seller Parties and Buyer.  Neither the Seller Parties nor any shareholder, officer, director, manager, member or partner of the Seller Parties, as the case may be, shall have any continuing participation in the ownership or management of any Station Properties transferred hereunder after the applicable Closing.  The assumption of any Liabilities by any Party shall not enlarge any rights of third parties under Contracts with Buyer or any Seller Party and nothing herein shall prevent any Party from contesting in good faith any such Liabilities as against any third party.

1.4Purchase Price

.

(a)As consideration for the Assets, Buyer shall (i) pay to the Seller Parties an aggregate amount (the “Purchase Price”) equal to (A) $263,000,000.00 (the “Base Purchase Price”), plus (B) the Actual Inventory Value for all Station Properties, minus (C) the Agreed Location Value of each Removed Property, plus (D) the Agreed Location Value of each Replacement Property, minus (E) the Actual Accrued PTO Amount, plus or minus (as applicable) the Actual Proration Amounts, and (ii) assume the Assumed Liabilities. The Actual Inventory Value and the Estimated Inventory Value will be calculated in accordance with the methodologies, policies, procedures, practices, estimation techniques, assumptions and principles set forth on Exhibit A. Not less than two (2) Business Days, nor more than three (3) Business Days, before each Closing Date, the Seller Parties shall prepare and deliver to Buyer a statement (the “Estimated Closing Statement”) setting forth the Seller Parties’ good faith estimate as of the applicable Closing Date of the Estimated Inventory Value, Estimated Proration Amounts and Accrued PTO Amount (the “Estimated Accrued PTO Amount”), in each case, with respect to the applicable Station Properties subject to such Closing, together with other materials supporting the calculations in the Estimated Closing Statement. Subject to the reasonable review and satisfaction of Buyer, the Seller Parties’ calculation of the Estimated Inventory Value, Estimated Proration Amounts and Estimated Accrued PTO Amount shall be utilized for purposes of determining the amount of the Applicable Closing Purchase Price payable at each Closing, but shall be subject to adjustment after each Closing in accordance with Section 1.8 and Exhibit A. For the avoidance of doubt, the Purchase Price shall also be subject to the other adjustments and prorations set forth in this Agreement.

(b)At the initial Closing under this Agreement (the “Initial Closing,” and the date on which such Initial Closing occurs, the “Initial Closing Date”), Buyer shall pay or cause to be paid to the Title Company, via wire transfer of immediately available funds at or prior to 11:00 a.m. prevailing Eastern Time, an amount in U.S. Dollars equal to: (A) such portion of the Base Purchase Price payable for the Initial Closing Properties (which portion shall be equal to the sum of the Agreed Location Values set forth on Section 1.6 of the Disclosure Schedules for all Initial Closing Properties), plus (B) the aggregate Estimated Inventory Value for all Initial Closing Properties to be transferred to Buyer at the Initial Closing, plus (C) the Agreed Location Value of any applicable Replacement Property to be transferred to Buyer at the Initial Closing, minus (D) the Agreed Location Value of any applicable Removed Property, minus (E) the Estimated Accrued PTO Amount for such Transferred Employees to be transferred to Buyer in connection with the Initial Closing, plus or minus (as applicable) (F) the Estimated Proration Amounts for the Initial Closing Properties to be transferred to Buyer at the Initial Closing (the “Initial Closing Purchase Price”).

(c)At each Subsequent Closing, Buyer shall pay or cause to be paid to the Title Company, via wire transfer of immediately available funds at or prior to 11:00 a.m. prevailing Eastern Time, an amount in U.S. Dollars equal to: (A) the portion of the Base Purchase Price payable for the Subsequent Closing Properties to be transferred to Buyer at such Subsequent Closing (which portion shall be equal to the sum of the Agreed Location Values set forth on Section 1.6 of the Disclosure Schedules for all Subsequent Closing Properties to be transferred to Buyer at such Subsequent Closing), plus (B) the aggregate Estimated Inventory Value for all Subsequent Closing Properties to be transferred to Buyer at such Subsequent Closing plus, (C) the Agreed Location Value of any applicable Replacement Property to be transferred to Buyer at such Subsequent Closing, minus, (D) the Agreed Location Value of any applicable Removed Property, minus (E) the Estimated Accrued PTO Amount for such Transferred Employees to be transferred to Buyer in connection with such Subsequent Closing, plus or minus (as applicable) (F) the Estimated Proration Amounts for the Subsequent Closing Properties to be transferred to Buyer at such Subsequent Closing (such amount, with respect to each Subsequent Closing, a “Subsequent

Closing Purchase Price,” and each Subsequent Closing Purchase Price and the Initial Closing Purchase Price, as applicable, an “Applicable Closing Purchase Price”)).

(d)At the Initial Closing, the Title Company shall disburse to the Seller Parties, via wire transfer of immediately available funds to the account(s) designated by the Seller Parties in writing no later than two (2) Business Days prior to the Initial Closing Date (the “Seller Party Account(s)”), an amount in U.S. Dollars equal to: the Initial Closing Purchase Price minus any amounts to be paid to the holders of Secured Indebtedness pursuant to Section 1.4(e). At each Subsequent Closing, the Title Company shall disburse to the Seller Parties, via wire transfer of immediately available funds to the Seller Party Account(s), an amount in U.S. Dollars equal to: the applicable Subsequent Closing Purchase Price minus any amounts to be paid to the holders of Secured Indebtedness pursuant to Section 1.4(e).

(e)At each Closing, if applicable, Buyer and the Seller Parties shall (i) instruct the Title Company to, and the Title Company shall pay, or cause to be paid, to the holders of Secured Indebtedness, the amount indicated in the applicable Payoff Letters or such other amount as shall be necessary for Seller Parties to sell, transfer, convey and deliver the applicable Assets at such Closing free and clear of all Liens other than Permitted Liens, and (ii) use commercially reasonable efforts to cooperate with respect to the release of all Liens (other than Permitted Liens) on the applicable Assets and the filing of all termination statements and other documents evidencing the release of such Liens.

1.5Tax Allocation

.

For tax purposes, the parties shall allocate among the Assets the Purchase Price, the Assumed Liabilities, and all other capitalized costs in accordance with Section 1060 of the Code and the Treasury regulations promulgated thereunder (and any similar provision of state, local or foreign law, as appropriate).  No later than one hundred and twenty (120) days after the last applicable Closing Date, Buyer shall prepare and deliver to the Seller Parties a proposed tax allocation schedule allocating the Purchase Price, the Assumed Liabilities, and all other capitalized costs among the Assets in accordance with Section 1060 of the Code (the “Allocation”).  The parties shall negotiate and attempt to resolve any disagreement with respect to the Allocation in good faith, but no party shall be prevented from taking any position inconsistent with the Allocation (whether with respect to any Tax Returns, in audits, or otherwise) if it is required to do so by applicable Law or otherwise, provided that such party notifies the other party promptly of its intent to take such position.

1.6Agreed Location Value

.

The Parties acknowledge and agree that the Base Purchase Price represents the sum of the base purchase price for each of the Station Properties (the “Agreed Location Value”), as set forth on Section 1.6 of the Disclosure Schedules.  The Agreed Location Values have been agreed upon by the Parties for purposes of (i) establishing the portion of the Base Purchase Price payable at each Closing with respect to each of the Station Properties and (ii) making any necessary adjustments to any Applicable Closing Purchase Price, as further specifically described in this Agreement, and will not be used by any Party for any other purpose.

1.7Prorations and Adjustments

.

The following expenses and other amounts relating to the Assets to be sold to Buyer at each Closing shall be prorated between the Parties in connection with such Closing in accordance with the methodologies, policies, procedures, practices, estimation techniques, assumptions and principles set forth on Exhibit A-1 (collectively, the “Proration Amounts”):

(a)Real Estate Taxes.  All real estate Taxes and assessments levied against the Assets to be sold at such Closing for the calendar year in which the applicable Closing occurs shall be prorated as of the applicable Closing between Buyer and Seller Parties.  The pro rata portion of all such real estate Taxes that shall be the responsibility of the Seller Parties and the remaining portion of such real estate Taxes that shall be the responsibility of Buyer, shall be calculated in accordance with Section 4.2(d). The Seller Parties shall pay all installments of real estate Taxes with respect to the Assets payable on or prior to the applicable Closing with respect to any such Assets and  Buyer shall pay all installments of real estate Taxes with respect to the Assets payable after the applicable Closing with respect to any such Assets.  If the Tax rates and assessed values have not been set at or prior to the applicable Closing Date, then the preceding proration(s) shall be calculated based upon the preceding year’s tax rates and assessed values.  Buyer shall receive a credit at Closing for any real estate Taxes that are the responsibility of the Seller Parties, but which are not yet due and payable, and Buyer shall be responsible for the actual payment of such Taxes to the extent of such credit.

(b)Utility Charges.  All telephone, electricity and other utility charges paid or payable with respect to the Assets to be sold to Buyer at such Closing shall be prorated as of the applicable Closing Date.  For any such metered utilities, the Parties shall prorate such utilities based off of the most recent monthly bill for each such utility preceding the applicable Closing Date or in such other manner as may be agreed upon by the Parties.

(c)Security Deposits, Charges Under Leases, Etc.  At each Closing, Buyer shall reimburse the Seller Parties for all refundable security deposits paid by the Seller Parties pursuant to any applicable Assumed Contracts and refundable utility or other deposits paid by the Seller Parties, and such deposits shall be assigned to Buyer (the “Seller Deposits”). Similarly, Buyer shall receive a credit at each Closing for all refundable security or other deposits paid to the Seller Parties pursuant to any applicable Assumed Contracts that were not reimbursed to Buyer as of such Closing (“Third Party Deposits” and, together with the Seller Deposits, the “Security Deposits”).  All amounts paid or payable by or to the Seller Parties pursuant to any applicable Assumed Contracts, including rental (including percentage rent or prepaid rent), taxes (including contributions by lessees to real estate taxes), common area charges, maintenance charges, utilities charges, business taxes, merchants’ association and advertising fees and occupancy costs shall be prorated as of the applicable Closing Date.

1.8Inventory, Accrued PTO Amount and Proration Adjustment

.

(a)Following each Closing, Buyer and the Seller Parties shall determine, no later than thirty (30) days after the applicable Closing Date, the Actual Inventory Value, the Actual Accrued PTO Amount and the Actual Proration Amounts in accordance with Exhibit A and Exhibit A-1, as applicable, in each case, solely with respect to the Assets sold to Buyer at such Closing.  Notwithstanding that the Parties shall determine the foregoing amounts separately for each Closing, the Parties shall calculate and prepare a reconciliation, on a biweekly basis, with respect to all Closings for which the Actual Inventory Value, the Actual Accrued PTO Amount and the Actual Proration Amounts shall have been determined within such biweekly period in accordance with the foregoing sentence. In connection therewith, the Parties shall reconcile, for each such Closing, (i) the applicable Estimated Inventory Value, Estimated Accrued PTO Amount and Estimated Proration Amounts to (ii) the applicable Actual Inventory Value, Actual Accrued PTO Amount and Actual Proration Amounts, respectively, each as determined in accordance with Exhibit A and

Exhibit A-1, as applicable, to determine a net reconciliation amount for each Closing, as follows (each, a “Reconciliation Amount”):

(i)If the sum of the applicable Actual Inventory Value plus the applicable Actual Accrued PTO Amount plus the applicable Actual Proration Amounts is greater than the sum of the applicable Estimated Inventory Value plus the applicable Estimated Accrued PTO Amount plus the applicable Estimated Proration Amounts, then, without demand by the Seller Parties as a requirement, Buyer shall owe to the Seller Parties the amount by which the sum of the applicable Actual Inventory Value plus the applicable Actual Accrued PTO Amount plus the applicable Actual Proration Amounts exceeds the sum of the applicable Estimated Inventory Value plus the applicable Estimated Accrued PTO Amount plus the applicable Estimated Proration Amounts.

(ii)If the sum of the applicable Actual Inventory Value plus the applicable Actual Accrued PTO Amount plus the applicable Actual Proration Amounts is less than the sum of the applicable Estimated Accrued PTO Amount plus the applicable Estimated Inventory Value plus the applicable Estimated Proration Amounts, then, without demand by Buyer as a requirement, the Seller Parties shall owe to Buyer the amount by which the sum of the applicable Actual Inventory Value plus the applicable Actual Accrued PTO Amount plus the applicable Actual Proration Amounts is less than the sum of the applicable Estimated Inventory Value plus the applicable Estimated Accrued PTO Amount plus the applicable Estimated Proration Amounts.

(iii)For the avoidance of doubt, if the sum of the applicable Actual Inventory Value plus the applicable Actual Accrued PTO Amount plus the applicable Actual Proration Amounts is equal to the sum of the applicable Estimated Inventory Value plus the applicable Estimated Accrued PTO Amount plus the applicable Estimated Proration Amounts, then neither Buyer nor the Seller Parties shall owe any amount to the other Party in connection with such Reconciliation Amount.

(b)Notwithstanding such bi-weekly reconciliation, payments with respect thereto shall be made by the Parties monthly, with the amount of such each such monthly payment (each, a “Monthly Reconciliation Payment”) being determined by netting the Reconciliation Amounts for both biweekly periods within such month, such that only one net payment shall be made by one Party each month. The Parties shall, on the first day of each month following the Initial Closing Date, determine the aggregate amount (if any), on a net basis, owed by one Party to the other Party in respect of all then-outstanding Reconciliation Amounts that have been determined pursuant to and in accordance with Section 1.8(a) and the owing Party shall pay to the owed Party, in U.S. Dollars via wire transfer of immediately available funds to the account(s) designated by the owed Party in writing, an amount equal to such Monthly Reconciliation Payment.

(c)Any payments made pursuant to this Section 1.8 shall be included as part of the applicable Actual Inventory Value, Actual Accrued PTO Amount and Actual Proration Amounts for Tax purposes, unless otherwise required under applicable Law.  The provisions of this Section 1.8 shall survive the applicable Closing.

2.REPRESENTATIONS AND WARRANTIES

2.1Representations and Warranties of Seller

.

Parties.  The Seller Parties, jointly and severally, hereby make the following representations and warranties to Buyer as of the Signing Date and as of each Closing Date:

(a)Due Organization and Power.  7-Eleven is a corporation duly formed and validly existing under the laws of the State of Texas. Each Speedway Subsidiary Seller is, as of the respective date of entry into the Joinder thereby, an entity of the type set forth opposite its name on Section 2.1(a) of the Disclosure Schedules, duly formed or incorporated (as applicable) and validly existing under the laws of the jurisdiction set forth opposite its name on Section 2.1(a) of the Disclosure Schedules. Each Seller Party has all requisite corporate or limited liability company power and authority, as applicable, to own, operate or lease its assets and properties currently owned, operated or leased by it and to carry on the Business as currently conducted. Each Seller Party is qualified or licensed to transact business as a foreign entity, and is in good standing, in each jurisdiction in which the ownership, operation or lease of the Assets or the operation of the Business as currently conducted makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Subject to and conditioned upon the Closing (as defined therein) of the Purchase and Sale Agreement, the Seller Parties have all requisite authority to sell the Assets to Buyer.

(b)Authority.  The execution and delivery by each Seller Party of this Agreement and the other documents and instruments to be executed and delivered by such Seller Party pursuant hereto and the consummation by such Seller Party of the transactions contemplated hereby and thereby have been (or, with respect to the Speedway Subsidiary Sellers, will be at the time of entering into the Joinder) duly authorized by the board of directors or other such governing body of such Seller Party.  No other organizational act or proceeding on the part of any Seller Party is (or, with respect to the Speedway Subsidiary Sellers, will be after entry into the Joinder) necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by such Seller Party pursuant hereto or the consummation of the transactions contemplated hereby and thereby.  This Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by each Seller Party pursuant hereto will constitute, valid and binding agreements of such Seller Party, as the case may be, enforceable in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally, and by general equitable principles (collectively, the “Bankruptcy and Equity Principles”).

(c)No Violation.  Except as set forth in Section 2.1(c) of the Disclosure Schedules, neither the execution and delivery by any Seller Party of this Agreement, the Ancillary Agreements or the other documents and instruments to be executed and delivered by such Seller Party pursuant hereto or thereto nor the consummation by such Seller Party of the transactions contemplated hereby and thereby (i) will violate any Law or Order applicable to such Seller Party, (ii) will require any authorization, consent or approval by, filing with or notice to any Governmental Entity, or (iii) will violate or conflict with, or constitute a breach of or default (or an event that, with notice or lapse of time, or both, would constitute a breach of or default) under, or will result in the termination of, or accelerate the performance required by, or require any notice or consent of any party under, or create in any party the right to accelerate, terminate, modify or cancel, or result in the creation of any Liens (other than Permitted Liens) upon any of the Assets under, (A) any term or provision of the corporate charter, bylaws, or similar organizational documents of the Seller Parties or (B) any of the express terms of any Assumed Contract, in the case of each of clause (ii) and (iii) above, except for such matters that would not, individually or in the aggregate, reasonably be expected to be material to the Business.

(d)Financial Information.  With respect to the Station Properties and the Scheduled Replacement Properties, the financial information set forth on Section 2.1(d) of the Disclosure Schedules (the “Financial Statements”) is true, correct and complete in all material respects. The Financial Statements (i) are based upon the information contained in the books and records of the Seller Parties or the Speedway Entities or their respective Affiliates, as applicable, and (ii) fairly present in all material respects the sales history and costs and expenses of the Business for the periods referred to therein.

(e)Tax Matters.

(i)Except as would not reasonably be expected, in the aggregate, to result in any material Liability to the Business, (A) all Tax Returns required to be filed by or on behalf of 7-Eleven or the Speedway Subsidiary Sellers, in respect of the Assets or the Business have been timely filed (taking into account extensions) and are complete and accurate in all respects and (B) all Taxes due and owing by 7-Eleven or the Speedway Subsidiary Sellers, in respect of the Assets or the Business have been timely paid (taking into account extensions), in each case, other than those that are being contested in good faith by appropriate proceedings or for which adequate reserves have been established in accordance with GAAP.

(ii)Except as would not reasonably be expected, in the aggregate, to result in material Liability to the Business, all deficiencies due and owing as a result of any examinations by any Taxing Authority of the Tax Returns of 7-Eleven or the Speedway Subsidiary Sellers, in each case, with respect to the Business or the Assets have been fully paid. Except as would not reasonably be expected, in the aggregate, to result in material Liability to the Business, there are no current, pending or, to the Knowledge of 7-Eleven, threatened Tax Proceedings with respect to the Business or the Assets.

(iii)To the Knowledge of 7-Eleven, as of the Signing Date, (A) except as would not reasonably be expected, in the aggregate, to result in material Liability to the Business, there are no current, pending or threatened Tax Proceedings with respect to the Business or the Assets, and (B) there are no outstanding waivers extending the statutory period of limitations for a Tax assessment applicable to any Tax Returns relating to the Business or the Assets with respect to a taxable period for which such statute of limitations is still open.

(iv)Except as would not reasonably be expected, in the aggregate, to result in material Liability to the Business, there are no Liens for Taxes against the Assets, other than Permitted Liens.

(v)No Seller Party is a foreign person within the meaning of Section 1445 of the Code.

(vi)Except as would not reasonably be expected, in the aggregate, to result in material Liability to the Business, to the Knowledge of 7-Eleven, all of the Assets have been properly listed and described on the applicable property Tax rolls for all periods prior to and including the applicable Closing (to the extent required to be so listed and described), and no portion of the Assets constitutes omitted property for property Tax purposes.

(vii)Except as would not reasonably be expected, in the aggregate, to result in material Liability to the Business, to the Knowledge of 7-Eleven, none of the Assets or any property used in the Business is (i) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code; (ii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code; (iii) subject to Section 168(g)(1)(A) of the Code; or (iv) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above.

(viii)All applicable Taxes required to be paid on the motor fuel Inventory of the Business have been paid or will be paid on or prior to the payment due date for such Taxes.

(f)No Litigation.  Except as set forth in Section 2.1(f) of the Disclosure Schedules, there is no Action pending or, to the Knowledge of 7-Eleven, threatened against the Business or affecting the Assets, or against any Seller Party relating to the Business or the Assets that would, individually or in the aggregate, reasonably be expected to be material to the Business, and there is no outstanding Order against or adversely affecting the Business or the Assets that would reasonably be expected to be material to the Business. None of the Actions set forth on Section 2.1(f) of the Disclosure Schedules (i) has had, or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or (ii) challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement or any Ancillary Agreement. No Seller Party is a party to, nor, to the Knowledge of 7-Eleven, has there been threatened in writing against any Seller Party or otherwise threatened in writing with respect to the Business or the Assets, any claim alleging damages arising out of the sale of non-temperature-corrected fuel, except as would not reasonably be expected to be material to the Business.

(g)Compliance with Laws and Orders.  Except as set forth in Section 2.1(g) of the Disclosure Schedules, 7-Eleven and the other Seller Parties are, and during the immediately preceding three (3) years have been, in compliance in all material respects with, and to the Knowledge of 7-Eleven, are not under investigation with respect to, and have not been threatened to be charged with, or given notice of, any material violation of any Law applicable to the Seller Parties’ ownership and/or use of the Assets or the operation of the Business.  The Seller Parties maintain a reasonable program to ensure that the operation and ownership of the Business are in compliance with applicable Law.

(h)Permits. Section 2.1(h)(i) of the Disclosure Schedules sets forth a list of all material Permits, separated on a State-by-State basis, that are currently owned, held, possessed or utilized by any Seller Party exclusively for the ownership, lease or operation of the Assets and the conduct and operation of the Business as currently conducted and operated by such Seller Party that were issued by, or entered into with, any Governmental Entity (the “Material Business Permits”).  Except as set forth in Section 2.1(h)(ii) of the Disclosure Schedules, (i) each of 7-Eleven and the Speedway Subsidiary Sellers has all material Permits required for the conduct of the Business as currently conducted and (ii) 7-Eleven and the Speedway Subsidiary Sellers are in material compliance with all such Permits.  Each material Permit used in the operation of the Business as currently conducted has been lawfully and validly issued and has not expired, and no Seller Party has received any notice that any such Permit will not be renewed, except as would not reasonably be expected to be materially adverse to the Business. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, each Seller Party (x) has not received any written notification from any Governmental Entity alleging that such Seller Party is in violation of any such Permit, and (y) no Action is pending or, to the Knowledge of 7-Eleven, threatened that looks toward the revocation, suspension or limitation of any such Permit, nor are there any violations of any such Permit that would result in its termination.

(i)Environmental Matters.  Except as set forth in Section 2.1(i) of the Disclosure Schedules:

(i)The Business’ and Assets’ operations are, and have been, for the immediately preceding three (3) years, in compliance in all material respects with all applicable Environmental Laws;

(ii)Seller Parties have obtained and possess all material Environmental Permits, and all such Environmental Permits are in full force and effect, and applications for renewals or amendment thereof have been timely filed, and Seller Parties are, and for the immediately preceding three (3) years have been, operating in compliance in all material respects with such Environmental Permits;

(iii)no Action is pending, or, to the Knowledge of 7-Eleven, threatened, relating to Environmental Law affecting the Business or any Assets which would reasonably be expected to result in a Material Adverse Effect, or which would reasonably be expected to result in revocation of, or additional material restrictions in, any Environmental Permits, and any Liabilities arising from or in connection with any such Actions are covered by (y) policies of insurance (including insurance covering environmental remediation or other risks, but excluding self-insurance or other reserves) or (z) to the extent available, eligible for reimbursement under or payable by the applicable state petroleum storage tank fund or other similar fund;

(iv)there is no material outstanding judgment, order or decree (including any consent decree) or similar ruling, or any Contract with a Governmental Entity, pursuant to Environmental Law with respect to the Business or any Assets;

(v)none of the Seller Parties or their respective Affiliates has received a written notice or written information request in the immediately preceding three (3) years from any Person regarding a material violation of Environmental Laws or a material Liability arising under Environmental Laws in connection with the Assets or the Business which has not been fully resolved;

(vi)Other than the Covered Contamination, none of the Seller Parties, their respective Affiliates, the Business or the Assets has handled, stored, transported, disposed of, arranged for or permitted the disposal of, or Released any Hazardous Materials at, or from any Station Property and, to the Knowledge of 7-Eleven, no such Station Property is contaminated by any Hazardous Materials, in each case in a manner that had given or would give rise to material Liabilities, including Liabilities for response costs, corrective action costs, personal injury, property damage or natural resources damages, of the Business or Assets pursuant to Environmental Law;

(vii)Except as would not reasonably be expected to be material to the Business, each parcel of Owned Real Property and Leased Real Property is eligible to receive reimbursement or other funding assistance under the applicable state petroleum storage tank fund or other similar fund, to the extent such fund exists, and no action has been taken that has or would be expected to limit, prohibit or adversely affect Buyer’s eligibility to receive reimbursement or other funding assistance under any state petroleum storage tank fund or other similar fund.; and

(viii)This Section 2.1(i) and the related bring-down of such representation contain the sole and exclusive representations and warranties of the Seller Parties with respect to environmental matters, including any matters arising under Environmental Laws.

(j)Title to Assets; Liens.  Except as set forth in Section 2.1(j) of the Disclosure Schedules, (x) with respect to the 7-Eleven Station Properties: (A) 7-Eleven has good and valid title to, or a valid leasehold interest (as applicable) in, all of the Assets located at or relating to such 7-Eleven Station Properties and (B) such Assets located at or relating to such 7-Eleven Station Properties are held free and clear of any Liens other than Permitted Liens; and (y) with respect to the Speedway Station Properties, (A) the Speedway Subsidiary Sellers have good and valid title to, or a valid leasehold interest (as applicable) in the Assets at such Speedway Station Properties, (B) subject to and conditioned upon the Closing of the Purchase and Sale Agreement, the Seller Parties will acquire one hundred percent (100%) of the equity interests of the Speedway Subsidiary Sellers and (C) such Assets located at or relating to such Speedway Station Properties are held free and clear of any Liens other than Permitted Liens.

(k)Sufficiency and Condition of Assets.  Except as set forth on Section 2.1(k) of the Disclosure Schedules, the Assets constitute all material tangible property and assets that are necessary and sufficient to conduct the Business in all material respects as conducted as of the date hereof.  Without limiting the generality of the foregoing, there are no material tangible assets used or held for use by any Seller Party (or their respective Affiliates) exclusively in the Business that are located anywhere other than at the Station Properties.  Each of the Station Properties and each item of tangible personal property included in the Assets, including all Fuel Equipment, Equipment and Improvements, is free from material defects (patent and latent), has been maintained in accordance with standard industry practice, is in good operating condition, ordinary wear and tear excepted, and is suitable for the purposes for which it is presently used.

(l)7-Eleven Station Properties.  Except as set forth on Section 2.1(l) of the Disclosure Schedules:

(i)There are no written leases, concessions or other Contracts granting to any Person (other than any Seller Party) the right to use or occupy any of the 7-Eleven Station Properties or any portion thereof, other than pursuant to a Third Party Lease; and

(ii)There are no outstanding purchase and sale contracts, options, rights of first offer, rights of first refusal to purchase, or rights of repurchase or forfeiture of or with respect to any of the 7-Eleven Station Properties or any portion thereof or interest therein, other than any rights that may be granted by Law under the PMPA and the right of Buyer pursuant to this Agreement.

(m)Speedway Station Properties. Except as set forth on Section 2.1(m) of the Disclosure Schedules:

(i)There are no written leases, concessions or other Contracts granting to any Person the right to use or occupy any of the Speedway Station Properties or any portion thereof, other than pursuant to a Third Party Lease.

(ii)There are no outstanding purchase and sale contracts, options, rights of first offer, rights of first refusal to purchase, or rights of repurchase or forfeiture of or with respect to any of the Speedway Station Properties or any portion thereof or interest therein, other than any rights that may be granted by Law under the PMPA, the right of 7-Eleven under the Purchase and Sale Agreement and the right of Buyer pursuant to this Agreement.

(n)Real Property.

(i)Section 2.1(n)(i) of the Disclosure Schedules sets forth a true, correct and complete list of all of the Owned Real Property, and Section 2.1(n)(ii) of the Disclosure Schedules sets forth a true, correct and complete list of the Leased Real Property and the applicable Real Property Lease with respect to each Leased Real Property.  True, correct and complete copies of all Real Property Leases and all Business Third Party Leases have been provided to Buyer.

(ii)Except as would not reasonably be expected to be material to the Business, the Seller Parties have not received any written notice of any material breach or default under the Real Property Leases that has not been cured.

(iii)Except as set forth in Section 2.1(n)(iii) of the Disclosure Schedules, the Real Property constitutes all interests in real property (i) currently used, occupied or held for use in connection with the Business as presently conducted and (ii) necessary for the operation of the Business in all material respects as presently conducted.

(iv)Except as would not reasonably be expected to be material to the Business, the Seller Parties have not received any written notice of, and, to the Knowledge of 7-Eleven, there is no material violation of any applicable Law, covenant, condition or restriction applicable to the Real Property, including any zoning Law or building code that has not been cured.

(v)Each Real Property has access to public streets (directly or through easements or otherwise).

(vi)Except as set forth on Section 2.1(n)(vi) of the Disclosure Schedules, there are no Actions pending or, to the Knowledge of 7-Eleven, threatened in writing against any Station Property or, in each case, any portion thereof or interest therein, in the nature of or in lieu of condemnation or eminent domain proceedings that would reasonably be likely to materially and adversely affect the operation of such Station Property affected thereby.

(vii)No written notice has been received by the Seller Parties or, to the Knowledge of 7-Eleven, by Marathon, of violation of any easements, covenants, conditions, restrictions and other instruments of record affecting the Real Property that has not been cured. There is no easement, covenant, restriction or similar encumbrance of record affecting any Real Property, nor any material encroachment of any Improvement located on any Real Property, in each case, which materially and adversely impairs the continued use of such Real Property for the conduct of the Business as currently conducted on such Real Property.

(viii)Section 2.1(n)(viii) of the Disclosure Schedules sets forth a true, correct and complete list of each Third Party Lease. Except as set forth in Section 2.1(n)(viii) of the Disclosure Schedules, each Third Party Lease is exclusively related to the Business or the Station Properties. Each Third Party Lease is in full force and effect and is the valid, binding and enforceable obligation of the applicable Seller Party thereto (and, to the Knowledge of 7-Eleven, each other party thereto) in accordance with its terms, except as may be limited by the Bankruptcy and Equity Principles, and except as would not reasonably be expected to be material to the Business. To the Knowledge of 7-Eleven, no party to any Business Third Party Lease is in material breach or default under such Business Third Party Lease.

(ix)Section 2.1(n)(ix) of the Disclosure Schedules shall be delivered with respect to each applicable Station Property at or prior to the applicable Closing and shall set forth a true, correct and complete list of all Security Deposits applicable to such Station Properties.

(x)Section 2.1(n)(x) of the Disclosure Schedules sets forth a true, correct and complete list of all material Excluded Improvement and Equipment.

(o)Assumed Contracts; Shared Contracts.

(i)The Assumed Contracts constitute all of the Contracts used exclusively in the operation of the Business. Except as set forth in Section 2.1(o) of the Disclosure Schedules, each Assumed Contract is in full force and effect and is valid and enforceable against 7-Eleven or the applicable Speedway Subsidiary Seller(s), and, to the Knowledge of 7-Eleven, the other party or parties thereto in accordance with its terms, except as such may be limited by the Bankruptcy and Equity Principles  Except as set forth in Section 2.1(o) of the Disclosure Schedules, 7-Eleven or the Speedway Subsidiary Sellers, as applicable, are in compliance in all material respects with all terms and requirements of each Assumed Contract and no material breach or default by 7-Eleven or the Speedway Subsidiary Sellers, as applicable, of any provision thereof, nor any condition or event that, with notice or lapse of time or both, would constitute such a breach or default, has occurred.  To the Knowledge of 7-Eleven, and except as set forth in Section 2.1(o) of the Disclosure Schedules, no material breach or default by any other party to any Assumed Contract of any provision thereof, nor any condition or event that, with notice or lapse of time or both, would constitute such a breach or default, has occurred.  Except as set forth in Section 2.1(o) of the Disclosure Schedules, neither 7-Eleven nor any Speedway Subsidiary Seller has received any notice of any materially adverse modification, termination, cancellation or nonrenewal (but excluding expiration in accordance with its terms) of any Assumed Contract or to the Knowledge of 7-Eleven, knows of any intent of the counterparty to effect the same.  Except as set forth in Section 2.1(o) of the Disclosure Schedules, to the Knowledge of 7-Eleven there is no current dispute with any party under any Assumed Contract. The Seller Parties have delivered or made available to Buyer complete and correct copies of each material Assumed Contract.

(ii)No Seller Party nor any of their respective Affiliates is a party to any Third Party Lease that inures to the benefit or burden of both (a) the Business or any of the Assets or Assumed Liabilities and (b) any of the Excluded Assets or Excluded Liabilities (collectively, “Shared Contracts”).

(p)Employee Matters.

(i)(A) No Seller Party nor any of such Party’s Affiliates is party to or bound by any collective bargaining agreement, labor contract, or other written agreement (a “Collective Bargaining Agreement”) with any union or labor organization covering wages, hours, or terms or conditions of employment with respect to any Business Employees; (B) in the three (3) years preceding the Signing Date, no union or labor organization or group of employees of any Seller Party or its Affiliates, to the Knowledge of 7-Eleven, has (x) sought to organize any Business Employees for purposes of collective bargaining or made a demand for recognition or certification or (y) sought to bargain collectively with any Seller Party or its Affiliates, or filed a petition for recognition with a Governmental Entity relating to any Business Employees; (C) as of the Signing Date, no Collective Bargaining Agreement is being negotiated by any Seller Party relating to any Business Employees; (D) in the three (3) years preceding the Signing Date, there have been no actual or, to the Knowledge of 7-Eleven, threatened lockouts, strikes, boycotts, handbilling, picketing, walkouts, demonstrations, leafleting, sit-ins, sick-outs, slowdowns, work stoppages or other forms of labor disruption with respect to the Business Employees; and (E) no Business Employees are represented by any union or other labor organization with respect to their employment with a Seller Party.

(ii)Except as set forth on Section 2.1(p)(ii) of the Disclosure Schedules, and except as would not reasonably be expected to adversely affect the Business in any material respect, individually or in the aggregate, for the three (3) years prior to the Signing Date (and, solely with respect to labor and employment matters relating to the Speedway Subsidiary Sellers or the employment of any Business Employee with Marathon or its Affiliates, to the Knowledge of 7-Eleven): (A) each natural person performing work for the Business classified by any Seller Party as an “independent contractor,” consultant, volunteer, subcontractor, “temp,” leased employee or other contingent worker is properly classified under applicable Laws, and each Seller Party has fully and accurately reported all payments to all independent contractors and other contingent workers on IRS Form 1099s or as otherwise required by applicable Laws; (B) each Business Employee classified as “exempt” from overtime under the Fair Labor Standards Act (“FLSA”) or any state wage and hour Laws has been properly classified as such, and each Seller Party has not incurred any Liabilities under the FLSA or any state wage and hour Laws; (C) each Business Employee not subject to the FLSA has been properly categorized according to applicable Law, and has been paid overtime wages consistent with applicable Law; (D) no Seller Party has, with respect to Business Employees, failed to provide advance notice of layoffs or terminations as required by the Workers’ Adjustment and Retraining Notification Act and any similar foreign, state or local Law or incurred any Liability under such Laws; (E) solely in respect of the Business, each Seller Party is in compliance with all applicable Laws relating to labor and employment, including, but not limited to, all Laws relating to employment practices; the hiring, background check, promotion, assignment, and termination of employees; discrimination; equal employment opportunities; affirmative action; sexual and other types of harassment; disability; labor relations; wages and hours; hours of work; payment of wages; immigration; workers’ compensation; employee benefits; working conditions; occupational safety and health; family and medical leave; employee terminations; or data privacy and data protection; (F) solely in respect of the Business Employees, there are no pending or, to the Knowledge of 7-Eleven, threatened, Actions, grievances, or unfair labor practice charges, against any Seller Party brought by or on behalf of any applicant for employment; any Business Employee; any independent contractor of any Seller Party who is a natural person; any leased employee, volunteer or “temp” of any Seller Party; any person alleging to be a current or former employee of any Seller Party; any group or class of the foregoing, or any Governmental Entity, in each case in connection with his or her affiliation with, or the performance of his or her duties to, such Seller Party, or alleging the violation of any labor or employment Laws, breach of any Collective Bargaining Agreement, breach of any express or implied contract of employment, wrongful termination of employment or any other discriminatory, wrongful, or tortious conduct in connection with the employment relationship; (G) to the Knowledge of 7-Eleven, each Business Employee has all work permits, immigration permits, visas or other authorizations required by Law for such employee given the duties and nature of such employee’s employment; (H) to the Knowledge of 7-Eleven, no individual who has been a service provider to the Business in the three (3) years prior to the Signing Date has been improperly excluded from, or wrongly denied benefits under, any Benefit Plan; (I) to the Knowledge of 7-Eleven, no Business Employee or former employee of the Business has (1) been investigated in connection with any misconduct, nor subject to any disciplinary action, that could reasonably be expected to cause any material damage to the Business, or (2) engaged or aided in any conduct or cover-up of such conduct that could cause or has caused material damage to the Business, including, but not limited to, any conduct constituting sexual misconduct, harassment (including sexual harassment) or discrimination.

(q)Employee Benefit Plans.

(i)Section 2.1(q)(i) of the Disclosure Schedules sets forth a true and complete list, as of the Signing Date, of the Benefit Plans.

(ii)With respect to each material Benefit Plan, the Seller Parties have made available to Buyer, to the extent in existence as of the date of this Agreement and otherwise applicable, a copy of the following: (i) the plan document or agreement and all amendments thereto, (ii) any summary plan descriptions and summaries of material modifications, (iii) a copy of the most recently filed Form 5500 (with schedules and financial statements attached), and (iv) the most recent determination, advisory or opinion letter received from the Internal Revenue Service (“IRS”).

(iii)Each 7-Eleven Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS (or is entitled to rely upon a favorable opinion letter issued by the IRS), and to the Knowledge of 7-Eleven, no event or circumstance exists or has occurred that has affected or is likely to adversely affect the qualified status of such plan. Except as set forth on Section 2.1(q)(iii) of the Disclosure Schedules, none of the Seller Parties has any obligation or liability to provide post-employment medical or welfare benefits to any Business Employee or Former Business Employee, other than as required for providing group health plan continuation coverage under Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code or similar provisions of applicable state Law. Each 7-Eleven Benefit Plan has been operated and administered in all material respects in accordance with its terms and in substantial compliance with its terms and all applicable Laws and regulations, including ERISA, the Code and any other applicable Laws governing the 7-Eleven Benefit Plan, except for such noncompliance or impropriety that would not reasonably be expected to result in a material Liability of Buyer or in the imposition of any Lien (other than Permitted Liens) upon any of the Assets.

(iv)No Benefit Plan is, and no Seller Party nor any of its ERISA Affiliates sponsors, maintains or contributes to, or is obligated to contribute to, or has in the past six years sponsored, maintained or contributed to, or been obligated to contribute to, or has any actual or potential liability with respect to, (i) a “defined benefit plan,” as defined in Section 3(35) of ERISA, (ii) a “pension plan” as defined in Section 3(2) of ERISA, subject to Title IV of ERISA or the minimum funding standards of Section 302 of ERISA or Section 412 of the Code, (iii) a “multiemployer plan,” as defined in Section 3(37) or

Section 4001(a)(3) of ERISA, or (iv) a “multiple employer plan” (within the meaning of Section 413 of the Code).

(v)Except as set forth on Section 2.1(q)(iv) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby in accordance with the terms hereof would: (i) increase the amount or value of any payment, right or other benefits to any Business Employee or former Business Employee, (ii) entitle any Business Employee or former Business Employee to severance pay or unemployment compensation, or (iii) result in the acceleration of the time of payment, vesting or funding of any compensation or benefits payable to any Business Employee or Former Business Employee.

(r)Absence of Certain Changes. Except as set forth on Section 2.1(r) of the Disclosure Schedules, since December 31, 2019, (i) there has not occurred any Material Adverse Effect and (ii) the Business has been operated in all material respects in the Ordinary Course of Business.

(s)Broker Fees.  Other than the commission to be paid to Nomura Securities International, Inc., a New York corporation (the fees and expenses of which shall be borne solely by the Seller Parties), no Seller Party has paid, nor is any Seller Party obligated to pay, any fees or commissions to any broker or finder in connection with the transactions provided for herein or in connection with the negotiation thereof.

(t)Inventory.  The Inventory of the Business constitutes a customary and normal supply and product mix, consistent with past practice, of saleable Inventory currently sold in the Ordinary Course of Business.

(u)Powers of Attorney. Other than the Business Employees or any employees of the Seller Parties, there are no Persons holding an irrevocable power of attorney relating to the Real Property, the Assets or the Business, except as would not individually or in the aggregate reasonably be expected to be material to the Business.

(v)Affiliate Transactions. Other than the Seller Parties or as a result of a Person’s ownership interests in the Seller Parties, no Person who is a Related Party: (i) owns, directly or indirectly, a material portion of or has any interest in any material property (real or personal, tangible or intangible) used in the Business; or (ii) is party to any currently enforceable Contract involving or affecting the Business or any of the Assets.

(w)Insurance. In connection with the operation of the Business, the Seller Parties maintain such insurance (including self-insurance) (a) in such amounts and against such risks as the Seller Parties have in good faith determined to be sufficient for the conduct of the Business, (b) as is required under any Real Property Lease or Contract and (c) as is required by applicable Law. To the Knowledge of 7-Eleven, all policies of insurance (including insurance covering environmental remediation or other environmental risks) maintained by the Seller Parties and covering any of the Real Property, Assets or the Business are legal, valid, binding and enforceable, and in full force and effect, subject to the Bankruptcy and Equity Principles. There is no default with respect to any provisions contained in any such policies nor has there been any failure to give notice of or present any claim under such policies in a due and timely fashion, except in each case to the extent as would not materially adversely affect the Seller Parties’ ability to enforce its insurance benefits thereunder. No notice of cancellation or non-renewal of any such policy has been received, and to the Knowledge of 7-Eleven, none of the insurance providers has any current intent to cancel or decline to renew such policies, with such terms as may be mutually agreed between the Seller Parties and the applicable insurers, in the future.

(x)Bonds. Section 2.1(x) of the Disclosure Schedules sets forth a list of all surety or other bonds required or otherwise in effect in connection with the operation of the Business or the ownership of the Assets (“Surety Bonds”). Except as described in Section 2.1(x) of the Disclosure Schedules, each Seller Party (solely with respect to the Business) maintains all Surety Bonds required in connection with the operation of the Business, as currently conducted in all material respects by such Seller Party.

(y)Unclaimed Property. Except as would not reasonably be expected, in the aggregate, to result in material Liability to the Business: (i) each of the Seller Parties has filed or caused to be filed with the appropriate Governmental Entities all Unclaimed Property returns, reports, declaration, information or other documents required to be filed (the “Unclaimed Property Reports”) and remitted to the appropriate Governmental Entity all Unclaimed Property required to be remitted, in each case, with respect of the Assets and the Business; (ii) all Unclaimed Properties due and owing by any of the Seller Parties with respect to the Assets and the Business as a result of any examination or audit by any Governmental Entity have been fully remitted; (iii) none of the Seller Parties has been subject to a written claim by a Governmental Entity in a jurisdiction in which such Seller Party does not file Unclaimed Property Reports with respect to the Assets and the Business that such Seller Party is or may be required to file an Unclaimed Property Report in that jurisdiction with respect of the Assets and the Business; and (iv) each of the Seller Parties has complied with all applicable Laws relating to Unclaimed Property (including, but not limited to, any abandoned property, escheat or similar Laws) with respect to the Assets and the Business

(z)Replacement Properties. To the extent that a Replacement Property is substituted for a Station Property pursuant to Section 3.11, the Replacement Property shall be deemed to be a Station Property for purposes of the representations and warranties made in Section 2.1 (subject to the Parties’ reasonable agreement to any Disclosure Schedules with respect to such Replacement Property prior to the applicable Closing and adjusting the timing for any requirement to have provided any items to Buyer on the Signing Date or within a specified period of time prior to the applicable Closing Date with respect to such Replacement Property).

2.2Representations and Warranties of Buyer

.

Buyer hereby makes the following representations and warranties to the Seller Parties as of the Signing Date:

(a)Due Organization and Power.  Each Buyer Entity (i) is a limited liability company duly organized and validly existing under the laws of the State of Delaware and (ii) has all requisite power to enter this Agreement and the other documents and instruments to be executed and delivered by such Buyer Entity pursuant hereto and to carry out the transactions contemplated hereby and thereby.

(b)Authority.  The execution and delivery by Buyer of this Agreement and the other documents and instruments to be executed and delivered by Buyer pursuant hereto and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by the board of directors or other such governing body of each Buyer Entity.  No other organizational act or proceeding on the part of Buyer is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by Buyer pursuant hereto or the consummation of the transactions contemplated hereby and thereby.  This Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by Buyer pursuant hereto will constitute, valid and binding agreements of Buyer, as the case may be, enforceable in accordance with their respective terms, except as such may be limited by the Bankruptcy and Equity Principles.

(c)No Violation.  Neither the execution and delivery by Buyer of this Agreement or the other documents and instruments to be executed and delivered by Buyer pursuant hereto nor the consummation by Buyer of the transactions contemplated hereby and thereby (i) will violate any Law or Order applicable to Buyer, (ii) will require any authorization, consent or approval by, filing with or notice to any Governmental Entity on the part of Buyer (except that which is lawfully and validly obtained prior to the applicable Closing), or (iii) will violate or conflict with, or constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, or will result in the termination of, or accelerate the performance required by, (A) any term or provision of the corporate charter, bylaws, or similar organizational documents of Buyer or (B) any of the express terms of any Contract to which Buyer is a party or by which its assets are bound. None of Buyer, nor any of its directors, officers, employees or agents involved in the Transaction is a Sanctioned Person.  Buyer represents that, as to each source of funds (each a “Source”) from a third party to be used by Buyer for any payments to be paid to the Seller Parties in connection with this Agreement, to Buyer’s knowledge, the Source does not include any assets derived directly or knowingly indirectly from conduct that resulted in a violation of Sanctions, Anti-Corruption Laws, or Anti-Money Laundering Laws.

(d)Finders or Brokers.  Buyer has not dealt with any investment banker, broker, finder, agent or other intermediary entitled to a commission, broker’s fee or other compensation in connection with the transactions contemplated hereby.

(e)Litigation.  There is no Action pending or threatened against Buyer that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

(f)Disclosure. Buyer has identified to the Seller Parties, and supplied any material related information reasonably requested by the Seller Parties or their respective representatives with respect to, any and all retail convenience store or fuel outlet sites owned or operated, whether directly or indirectly, by Buyer or any of its Affiliates as of the Signing Date that, to Buyer’s knowledge, are located within five (5) driving miles of any Station Property.

(g)Financial and Operating Capacity.  Buyer has sufficient cash on hand or other sources of immediately available funds (including pursuant to a guaranty provided by Buyer Parent) to enable it to make payment of the Purchase Price and any other amounts due hereunder, and to consummate the transactions contemplated by this Agreement, and the making of such payments will not render Buyer insolvent.  Buyer acknowledges that its obligations under this Agreement are not subject to a financing contingency.

(h)Sophisticated Buyer.  Buyer has significant experience in the industry in which the Business operates, has conducted its own independent investigation, review and analysis of the Business and the Assets and acknowledges that it has been provided adequate access to the Station Properties, Assets, books and records of the Business, and other documents and data available to the Seller Parties for such purpose.  Buyer acknowledges that, except for the representations and warranties contained in Section 2.1, neither the Seller Parties nor any of their respective directors, managers, officers, employees, Affiliates, controlling persons, agents, advisors or representatives, makes or shall be deemed to have made any representation or warranty, either express or implied, in connection with the transactions contemplated hereby, including as to the accuracy and/or completeness of any information (including, without limitation, any estimates, projections, forecasts or other forward-looking information) provided or otherwise made available to Buyer or any of its directors, managers, officers, employees, Affiliates, controlling persons, agents, advisors or representatives (including, without limitation, in any virtual data room management presentations, information or offering memorandum, supplemental information or other materials or information with respect to any of the above), that the sole representations or warranties being made by the Seller Parties with respect to the transactions contemplated hereby are set forth in this Agreement and that Buyer is not relying on any statements, information or data other than the representations or warranties in Section 2.1 in its determination to effect such transactions.  With respect to any estimate, projection or forecast delivered or made available by or on behalf of the Seller Parties, Buyer acknowledges that it shall have no claim against the Seller Parties with respect to any such estimate, projection or forecast.

(i)Acknowledgment.  EXCEPT AS EXPRESSLY SET FORTH IN SECTION 2.1, ANY ANCILLARY AGREEMENT OR ANY CERTIFICATE DELIVERED PURSUANT HERETO OR THERETO, NEITHER THE SELLER PARTIES NOR ANY PERSON ACTING ON THE SELLER PARTIES’ BEHALF MAKES OR HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE BUSINESS, THE ASSETS OR LIABILITIES OF THE SELLER PARTIES OR THE BUSINESS, INCLUDING WITH RESPECT TO MERCHANTABILITY, NON-INFRINGEMENT OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY AND ALL SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.

3.COVENANTS PRIOR TO CLOSING

3.1Access to Information; Confidentiality

.

(a)Access to Information.  During the period commencing on the Signing Date and ending on the Closing Date applicable to such Station Properties, upon reasonable advance written request by Buyer, 7-Eleven shall (i) with respect to the Speedway Station Properties, use Commercially Reasonable SW Efforts to cause Marathon and its Affiliates to, and (ii) with respect to the 7-Eleven Station Properties, and from and after the closing of the transactions contemplated by the Purchase and Sale Agreement, the Speedway Station Properties, in each case, upon reasonable advance notice, at a mutually agreed upon time and date, furnish or cause to be furnished to Buyer and its representatives, (x) reasonable access, during normal business hours, to the Station Properties and personnel at such Station Properties including for the purposes of interviews; provided that Buyer shall not unreasonably disrupt personnel, operations or properties of the Business, and (y) reasonable access to the books and records of the Business, solely to the extent available to 7-Eleven and to the extent permitted by Law. Without limiting the generality of the foregoing, within twenty (20) days after the end of each calendar quarter during the period commencing on the Signing Date and ending on the final Closing Date, 7-Eleven shall prepare and deliver to Buyer a true, correct and complete profit and loss report for the immediately preceding calendar quarter with respect to each Station Property and Replacement Property (as applicable) not previously transferred to Buyer, in substantially the same form and level of detail as the Financial Statements.  Within thirty (30) days following each Closing, 7-Eleven shall prepare and deliver to Buyer a true, correct and complete profit and loss report for the calendar month immediately preceding the month in which the applicable Closing occurs with respect to each Station Property and Replacement Property (as applicable) transferred to Buyer at such Closing, in substantially the same form and level of detail as the Financial Statements.

(b)Confidentiality.  All Confidential Information (as defined in the Confidentiality Agreement) made available to or obtained by Buyer pursuant to this Agreement, including this Section 3.1, shall be treated as confidential pursuant to the terms of and for all purposes of the Confidentiality Agreement.  The terms of the Confidentiality Agreement are hereby incorporated by reference and shall continue in full force and effect following the final Closing hereunder, except that Buyer’s confidentiality obligations in the Confidentiality Agreement solely with respect to information to the extent regarding the applicable Assets, Business and Assumed Liabilities transferred to Buyer at any Closing will terminate effective upon, and only upon, such Closing.  The Parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, including with respect to termination thereof, if, for any reason, this Agreement is terminated, and the remaining term of the Confidentiality Agreement is less than twenty-four (24) months, the Confidentiality Agreement shall continue in full force and effect for a period of twenty-four (24) months following termination of this Agreement and otherwise in accordance with its terms, and this Agreement shall constitute the requisite consent of the Parties to amend the Confidentiality Agreement accordingly.

(c)Business Information. For a period of two (2) years following each Closing, each Seller Party shall, and shall cause its respective Affiliates and its and their respective representatives to, keep confidential and not use for any purpose or disclose to any third party, all confidential and proprietary or nonpublic information to the extent relating to Buyer, the Business, the Assets acquired by Buyer at such Closing and the Assumed Liabilities assumed by Buyer at such Closing (“Confidential Business Information”); provided that the applicable Seller Party and its representatives may disclose Confidential Business Information if required by judicial or administrative process or by any other requirements of applicable Law, regulation or legal or regulatory process. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall restrict the use or disclosure by any Seller Party or their respective representatives of any Confidential Business Information to the extent such use or disclosure is necessary for such party or such representatives in connection with its rights or obligations with respect to post-Closing matters expressly required or permitted by this Agreement or any Ancillary Agreement, including in connection with determining the Actual Inventory Value, Actual Accrued PTO Amount or Actual Proration Amount, the provision of services and the performance of other obligations pursuant to any of the Ancillary Agreements, for the purpose of complying with the terms of this Agreement or any of the Ancillary Agreements, any indemnification claim made by any Buyer Indemnified Party, any post-Closing Tax filings, any filings with or audit by any Governmental Entity, the preparation of financial statements or Tax Returns or in furtherance of any other reasonable business purposes. For the avoidance of doubt, the term “Confidential Business Information” shall not include any information which (i) is or was independently developed by a party without reference to any Confidential Business Information, (ii) is or becomes available to the general public, other than as a direct result of a breach of the obligations set forth in this Section 3.1(c) or (iii) is or becomes generally available to professionals operating in the same or similar industry as the Business.

3.2Acknowledgment

.

Buyer acknowledges that (i) as of the date hereof (until the PSA Closing Date), 7-Eleven has never operated, and currently does not operate, the Business at any of the Speedway Station Properties; (ii) with respect to the Speedway Station Properties, the Business has been operated, and, prior to the closing of the Purchase and Sale Agreement, will continue to be operated, by Marathon and its Affiliates; and (iii) solely to the extent that any Closing is not consummated simultaneously with the closing of the transactions contemplated by the Purchase and Sale Agreement, 7-Eleven will acquire the ownership of and assume the operation of the Speedway Station Properties and the portion of the Business related thereto for the limited period between the closing of the transactions contemplated by the Purchase and Sale Agreement and such Closing.

3.3Conduct of Business Pending the Closings

.

From the Signing Date until the earlier of the applicable Closing or the termination of this Agreement pursuant to Article 10, except (v) as expressly required or contemplated by the transactions contemplated by this Agreement, (w) as set forth on Section 3.3 of the Disclosure Schedules, (x) where mandated by applicable Laws, (y) to the extent action is taken (or omitted) in response to COVID-19 Conditions, or (z) otherwise consented to by Buyer in writing (not to be unreasonably conditioned, withheld or delayed), 7-Eleven shall, or, if prior to the closing of the transactions contemplated by the Purchase and Sale Agreement, shall use Commercially Reasonable SW Efforts to cause Marathon and its Affiliates to:

(a)use commercially reasonable efforts to operate the Business in the Ordinary Course of Business, including with respect to the maintenance of Inventory levels and employee staffing at the Station Properties;

(b)use commercially reasonable efforts to keep the Business and the Assets substantially intact, including the present operations, physical facilities, working conditions and relationships with Governmental Entities, suppliers, customers and employees;

(c)not adopt, enter into, amend, alter or terminate any Benefit Plan in respect of any Business Employee or grant or agree to grant any material increase in the wages, salary, bonuses or other compensation, remuneration or employee benefits of any Business Employee, in each case except: (A) for wage or salary increases (and corresponding increases to target cash incentive compensation opportunities) made in the Ordinary Course of Business, (B) as required under applicable Law, any existing Benefit Plan or by any existing employment agreement or other Contract, including a Collective Bargaining Agreement, (C) if the costs of which are borne solely by the Seller Parties or their respective Affiliates, or (D) for actions with respect to any Benefit Plan that apply uniformly to all Business Employees and other similarly situated employees of the Seller Parties and their respective Affiliates; provided, that any such increases resulting from this subclause (D) shall be disregarded for Buyer’s and its Affiliates’ obligations under Section 4.3(a);

(d)except as required by Law, not (i) enter into any Collective Bargaining Agreement covering the Business Employees, or (ii) recognize or certify any union as the bargaining representative for any Business Employees, provided, for the avoidance of doubt, that nothing herein shall require any Seller Party to take any action that would violate any Law, including but not limited to the National Law Relations Act;

(e)except for changes or transfers in the Ordinary Course of Business, not change or transfer the primary location where any Business Employee performs services for the Business from the Station Property or other location at which such Business Employee is primarily employed as of the Signing Date;

(f)except in the Ordinary Course of Business, not voluntarily terminate, cancel, renew or amend any Assumed Contract or enter into any Third Party Lease or any Contract that relates exclusively to the Business;

(g)not sell, lease, license, pledge, encumber, abandon, permit to lapse or otherwise transfer or dispose of any Assets, or remove any Assets from any Station Property, except (i) for transfers of the applicable Assets to Buyer at each Closing pursuant to this Agreement, (ii) in the Ordinary Course of Business or (iii) as required to comply with its obligations under Section 3.7;

(h)not (i) make, change or revoke any material Tax election except in the Ordinary Course of Business, (ii) settle or compromise any material Tax claim or Tax Liability, or (iii) change (or make a request to any Taxing Authority to change) any material aspect of its method of accounting for Tax purposes, in each case, solely with respect to the Business and the Assets, in a manner that, in each case, would reasonably be expected to increase the Tax Liabilities of Buyer or any of its Affiliates for any period (or portion thereof) after the applicable Closing Date;

(i)not initiate, settle, cancel, compromise, release or provide a waiver with respect to any Action relating to the Business, the Assets, the Assumed Liabilities or any portion thereof existing on or after the Signing Date unless all monetary damages and other amounts payable in respect thereof are paid in full by the Seller Parties and such settlement, cancellation, compromise, release or waiver does not and would not reasonably be expected to adversely affect in any material respect the Business, the Assets, or Buyer’s ownership or operation thereof, in each case, after the applicable Closing;

(j)not enter into any Contract to which the Business, Buyer or any Station Properties would be subject that would restrain or restrict the ability of Buyer or the Business to compete in any material respect with any Person or to conduct any business or line of business in any geographic area;

(k)not violate, terminate or permit the lapse of, or otherwise fail to maintain or renew, any Material Business Permit; or

(l)not authorize, contract, commit or otherwise agree in writing to take any of the actions set forth in clauses (c)–(j) of this Section 3.3.

3.4Further Actions

.

Subject to the terms and conditions of Sections 3.5, 3.10, 3.11 and 4.9, the Parties shall use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including (i) using commercially reasonable efforts to obtain prior to the applicable Closing Date all licenses, Permits, consents, approvals, authorizations, waivers, clearances, licenses, qualifications and orders of Governmental Entities with respect to the Business that are necessary for the consummation of the transactions contemplated by this Agreement, (ii) cooperating with one another to obtain all actions, non-actions, approvals, clearances, waivers, consents, Permits, authorizations, licenses, qualifications, and orders of Governmental Entities, (iii) supplying as promptly as practicable any information and documentary material that may be formally or informally requested by any Governmental Entity, and (iv) Buyer promptly notifying the Seller Parties of any written or other substantive communication from any Governmental Entity in connection with the transactions contemplated by this Agreement.

3.5Certain Filings

.

Buyer and 7-Eleven shall make or cause to be made, as promptly as practicable, all filings with Governmental Entities that are necessary to obtain all authorizations, consents, orders and approvals for the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.  Seller Parties shall pay the cost of all filing and similar fees arising in connection with such filings.

3.6Exclusivity

.

During the period commencing on the Signing Date and expiring on the earlier of final Closing Date hereunder or the date on which this Agreement is terminated pursuant to the terms of Article 10, neither 7-Eleven nor any of its Affiliates shall, directly or indirectly, solicit, make, respond to (other than to decline), discuss with any third party, furnish any information to (including by providing access to the books, records, assets, business or personnel of any Seller Party) or negotiate the terms of any offer or proposal from or to any Person (other than from or to Buyer or its Affiliates) relating to any acquisition of direct or indirect control of the Business, any purchase of any material amount of the Station Properties or the Assets (other than in the Ordinary Course of Business consistent with past practice), or any change-of-control or business combination or similar transaction involving the Business, including any merger, consolidation, acquisition, purchase, re-capitalization or other transaction that would have a similar result as the transactions contemplated by this Agreement. As promptly as practicable following the Signing Date, 7-Eleven shall terminate, or cause the termination of, access to any of 7-Eleven’s hosted data sites (whether third-party or otherwise), or portion thereof, containing any confidential information with respect to the Business, the Assets or the Assumed Liabilities by all other prospective purchasers.

3.7Equipment Testing, Maintenance and Repair

.

(a)From the Signing Date until the earlier of the applicable Closing Date and the termination of this Agreement in accordance with the terms of Article 10, 7-Eleven shall, and, if prior to the closing of the transactions contemplated by the Purchase and Sale Agreement, shall use Commercially Reasonable SW Efforts to cause Marathon or its Affiliates to, conduct, or engage a reasonably qualified contractor to conduct, such inspections and testing of the Fuel Equipment required by applicable Laws and nationally recognized standards (e.g.  PEI, NFPA 30 and PCI) in the Ordinary Course of Business.  7-Eleven will provide Buyer with the final results of any such inspections and testing of the Fuel Equipment (if any), to the extent received by 7-Eleven, promptly (and in any event, within five (5) Business Days) after 7-Eleven’s receipt thereof.

(b)From the Signing Date until the earlier of the applicable Closing and the termination of this Agreement in accordance with the terms of Article 10, 7-Eleven shall, and, if prior to the closing of the transactions contemplated by the Purchase and Sale Agreement, shall use Commercially Reasonable SW Efforts to cause Marathon or its Affiliates to, continue the process of maintaining, repairing and replacing in a manner consistent with good industry standards in the Ordinary Course of Business all equipment used in the Business (including the Fuel Equipment).

3.8Title

.

(a)7-Eleven shall order a title search and Survey to be performed with regard to each Real Property, and order a commitment or commitments for title insurance (collectively, the “Commitment”) to be issued by the Title Company with regard to all Real Property (which may be on an aggregate basis with respect to certain Real Property), all at Buyer’s sole cost and expense. 7-Eleven shall deliver, or cause to be delivered, the Survey for each of the Owned Real Properties and Leased Real Properties and instruct the Title Company to deliver the Commitment and all underlying exception documents to Buyer upon completion of the Title Company’s preparation of same, and Buyer may, no later than thirty (30) days after the delivery of the Commitment (and all underlying exception documents) and the Surveys for all Real Property (the “Title Objection Date”), deliver written notice (preferably in a spreadsheet or another streamlined format rather than a formal objection letter) to 7-Eleven of any Material Defect (as defined below) set forth in the Commitment or on a Survey, together with complete copies of each of any Survey or Commitment possessed by Buyer and evidencing or showing the Material Defect, and all documents and instruments referred to therein possessed by Buyer and further showing or evidencing the Material Defect, as applicable. Buyer may also, at or prior to the applicable Closing, notify 7-Eleven in writing of any Material Defect first raised by the Title Company in an updated title commitment (a “Title Update”) between the date of the Commitment referred to above and the applicable Closing Date and relating to acts or omissions arising after the date of the Commitment other than to the extent such acts or omissions arise from Buyer’s activities or are otherwise expressly permitted under this Agreement.

(b)7-Eleven will use commercially reasonable efforts to support Buyer’s efforts to obtain title policies with respect to the Real Property; provided that the Seller Parties shall have no obligation to cure any objections or defects with respect to the Real Property except as set forth in Section 3.8(c).

(c)If Buyer does not deliver the written notice of Material Defect described in Section 3.8(a) to 7-Eleven on or before the applicable Title Objection Date or, as applicable, the earlier of (A) three (3) Business Days after receipt of any Title Update and (B) the applicable Closing Date (the “Additional Objection Date”), Buyer shall be deemed to waive any right to object to such Material Defects in the applicable Commitment or Survey, and shall accept title to the affected Real Property subject to such Material Defects, and shall proceed to the applicable Closing without any reduction in the Applicable Closing Purchase Price.  If, on or before the Title Objection Date or, as applicable, the Additional Objection Date, Buyer properly gives notice to 7-Eleven of one or more Material Defects, (1) 7-Eleven shall, within ten (10) Business Days after receiving such notice, notify Buyer how 7-Eleven will cure such Material Defects by the applicable Closing, which may be by (i) direct action or payment, (ii) causing the Title Company to provide title insurance coverage that insures over such Material Defects or (iii) paying Buyer at the applicable Closing (as a credit toward the Applicable Closing Purchase Price) an amount of money that 7-Eleven and Buyer agree, acting reasonably and in good faith, to be sufficient to fully discharge or address such Material Defect (or, with respect to any item covered under clause (A) of the definition of Material Survey and Title Defect, by providing indemnity sufficient to fully cover and address such Material Defect), and (2) Seller shall, prior to the applicable Closing, cure such Material Defects in such manner. Notwithstanding any provision to the contrary in this Section 3.8, and without the need for further notice from Buyer, 7-Eleven shall cure, prior to Closing, any monetary encumbrances to title to the extent identified in the Commitment.

(d)As used in this Agreement, “Material Defect” means only the following items that are not a Permitted Lien (and, with respect to any Leased Real Property, are defects relating to a Seller Party’s leasehold interest and not defects which encumber the applicable landlord’s fee interest in such Leased Real Property): (i) a violation of applicable zoning Laws or building codes that renders the current use of the Owned Real Property illegal (rather than merely legal non-conforming) and which materially and adversely affects the value of the applicable Real Property or the continued use of the applicable Real Property as a convenience store or (ii) a Material Title or Survey Defect (as defined below).  As used in this Agreement, a “Material Title or Survey Defect” means the following: (A) title in the name of any party other than a Seller Party, life estates in title, reversionary interests in title, rights of first offer or first refusal or unexpired options to acquire an interest in the applicable Owned Real Property or the leasehold interest in the Leased Real Property, (B) restrictions preventing the use and operation of the applicable Real Property as a convenience store or gas station, (C) due and unpaid Taxes, judgments,  deed of trust/mortgage or similar liens, (D) financing statements which materially and adversely affect the value of the applicable Real Property, (E) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’ or other like Liens and security obligations that are due and payable, and (F) federal tax liens securing delinquent taxes. Seller Parties shall use commercially reasonable efforts to cure, upon Buyer’s request, (i) any violation of applicable zoning Laws that is not a Material Defect and (ii) any title defect that is not a Material Defect but that materially and adversely affects the value of the applicable Real Property or the use of the Real Property for the continued conduct of the Business; provided that if such defect relates to Leased Real Property, then such defect must relate to a Seller Party’s leasehold interest and not to the landlord’s fee interest in such Lease Real Property.

3.9Joinder

.

To the extent that any Affiliate of 7-Eleven, including, subject to and conditioned upon the Closing (as defined in the Purchase and Sale Agreement), any Speedway Subsidiary Seller, is the actual owner of any Assets or Assumed Liabilities to be transferred to Buyer pursuant to this Agreement, prior to the applicable Closing Date, 7-Eleven shall cause such Affiliate to execute and deliver a joinder to this Agreement in the form set forth on Exhibit B hereto (a “Joinder”). The Parties hereby acknowledge and agree that by its execution and delivery of a Joinder, such Affiliate of 7-Eleven (a) assumes all obligations, and acquires all of the rights of a “Seller Party” under this Agreement, and (b) is required to comply with this Agreement and bound hereby as if it had been included in the definition of “Seller Party” as of the Signing Date.

3.10Contract Consents

.

Other than with respect to the Lease Consents (as defined below), which are the subject of Section 3.11 below, 7-Eleven shall, at 7-Eleven’s sole cost and expense, use commercially reasonable efforts to obtain, as promptly as practicable, all consents required with respect to the assignment and transfer of the Assumed Contracts and the Business Third Party Leases to Buyer, and Buyer’s assumption thereof (the “Contract Consents”), in each case, in form and substance reasonably satisfactory to Buyer and 7-Eleven, and shall use Commercially Reasonable SW Efforts to cause Marathon to cooperate therewith. Buyer shall cooperate with 7-Eleven, at 7-Eleven’s reasonable request, in obtaining Contract Consents as promptly as practicable pursuant to this Section 3.10.

3.11Lease Consent; Replacement Properties

.

(a)Subject to the terms and conditions set forth herein, the Seller Parties shall, as promptly as practicable, use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary to deliver to Buyer, prior to each applicable Closing Date, all consents required under any Real Property Lease or any Third Party Lease, as set forth on Section 3.11(a) of the Disclosure Schedules (collectively, the “Lease Consents”).

(b)Notwithstanding the foregoing, with respect to any such Lease Consent, if, notwithstanding the exercise of commercially reasonable efforts, 7-Eleven is unable to obtain such Lease Consent or if there is a termination with respect to a Station Property pursuant to Section 10.1(e), then, subject to regulatory approval (including approval by the FTC), 7-Eleven may elect to remove such Station Property from the Assets (a “Removed Property”) and to replace such Station Property with the corresponding retail store site set forth on Section 3.11(b) of the Disclosure Schedules and labeled as the applicable “Replacement Property” for such Removed Property (each, a “Scheduled Replacement Property”) or, if, notwithstanding the exercise of commercially reasonable efforts, 7-Eleven is unable to obtain any required Lease Consent for the applicable Scheduled Replacement Property set forth on Section 3.11(b) of the Disclosure Schedules, a comparable replacement retail store site otherwise acceptable to each of 7-Eleven, Buyer and the FTC (each, an “Alternate Replacement Property” and, with respect to any Removed Property, the Scheduled Replacement Property or Alternative Replacement Property, as finally determined pursuant to this Section 3.11(b), a “Replacement Property”). Upon any such removal or removal and replacement, the Purchase Price (and the Applicable Closing Purchase Price to be paid at the applicable Closing) shall be adjusted based on the applicable Agreed Location Value of the Removed Property in accordance with Section 1.6, and the Agreed Location Value of the applicable Scheduled Replacement Property set forth on Section 3.11(b) of the Disclosure Schedules or, with respect to any Alternate Replacement Property, the Parties shall agree on an Agreed Location Value for the applicable Alternate Replacement Property in a manner consistent with the methodology set forth on Section 3.11(b) of the Disclosure Schedules.

3.12Permits

.  7-Eleven shall use commercially reasonable efforts and cooperate with Buyer to transfer to Buyer or its designee effective as of the applicable Closing the Permits included in the Assets that are transferable under applicable Law. Buyer shall reasonably cooperate with all of 7-Eleven’s actions in connection therewith. All filing fees with respect to such Permits shall be borne solely by the Seller Parties.  With respect to any Permits that are not transferable under applicable Law or cannot be transferred to Buyer on or prior to the Closing despite commercially reasonable efforts having been undertaken, Buyer shall be responsible for obtaining such Permits and 7-Eleven shall reasonably cooperate, and shall use Commercially Reasonable SW Efforts to cause Marathon to cooperate, with all of Buyer’s actions in connection therewith, including by executing all documents or applications required for such Permits and, subject to regulatory approval, entering into any interim management or other agreements permitted by applicable Law.

4.ADDITIONAL COVENANTS

4.1Environmental.

(a)From and after the applicable Closing, with respect to any Covered Contamination (except to the extent caused by Buyer’s exacerbation of the Covered Contamination), 7-Eleven shall conduct, at its sole cost and expense, any Remediation Activities required under Environmental Law or as directed by the appropriate Governmental Entity, until such time as 7-Eleven obtains a Closure or No Further Action Letter with respect to such Covered Contamination.  In connection with such activities by 7-Eleven or its representatives, (1) Buyer shall provide 7-Eleven with non-exclusive access to the Station Properties as necessary to conduct such Remediation Activities, and, at the applicable Closing, Buyer shall execute and deliver to 7-Eleven a Site Access Agreement in a form mutually agreeable to the Parties (the “Site Access Agreement”) for each such Station Property; (2) 7-Eleven shall have the right to access the Station Properties as is reasonably necessary to conduct such Remediation Activities in accordance with the Site Access Agreement; provided, however, that such activities are conducted in a manner that minimizes any interference or disturbance to, and do not unreasonably interfere with or unreasonably disturb, Buyer’s operations; (3) Buyer shall cooperate in good faith with 7-Eleven to complete any Remediation Activities related to such Covered Contamination; and (4) such Remediation Activities shall be subject to the following requirements:

(i)7-Eleven shall coordinate the schedule of any Remediation Activities with Buyer in advance;

(ii)7-Eleven shall submit a work plan for any such Remediation Activities in advance to Buyer, which shall be subject to Buyer’s prior written approval, such approval not to be unreasonably withheld;

(iii)7-Eleven shall comply with all Environmental Laws and any environmental, health and safety requirements of Buyer while performing Remediation Activities;

(iv)7-Eleven shall be deemed the generator of all waste created by or generated in the course of performing the Remediation Activities and shall sign all manifests for the transportation and disposal of any such waste and contaminated soil and groundwater;

(v)Unless required by a Governmental Entity in an Order (and 7-Eleven shall consult with Buyer in good faith if there is a Governmental Entity actively negotiating material terms of an Order and shall not enter into such an Order unless agreed to by Buyer (which agreement may not be unreasonably denied, conditioned or delayed)), 7-Eleven shall not agree to or elect any remediation (excluding any Engineering and Institutional Controls to the extent such Engineering and Institutional Controls do not materially adversely affect the conduct of the Business, as currently conducted) that imposes any material obligations on any Buyer without Buyer’s prior written consent, such consent not to be unreasonably withheld;

(vi)7-Eleven shall keep Buyer reasonably informed of the progress of the remediation and 7-Eleven shall provide Buyer with copies of documents prepared in connection with the remediation of such Covered Contamination, including all correspondence with the applicable Governmental Entity, and 7-Eleven shall, prior to submittal to any Governmental Entity, allow Buyer to comment on such documents and correspondence;

(vii)7-Eleven shall ensure proper closure of any groundwater or other monitoring wells, remove all metal rings and restore the condition of each Station Property to proper grade; and

(viii)Upon receipt of a Closure or No Further Action Letter, 7-Eleven shall have no further responsibility for the Covered Contamination, and the Environmental Liabilities associated with such Covered Contamination shall thereafter be treated as an Assumed Liability; provided, for the avoidance of doubt, should the Closure or No Further Action Letter later be rescinded or any re-openers in such Closure or No Further Action Letter be triggered, or if any exacerbation of such Covered Contamination by Buyer creates any remediation obligations after receipt of a Closure or No Further Action Letter, Buyer shall be fully responsible for any remaining Environmental Liabilities with respect to such Hazardous Materials.

(b)Except as provided in Section 8.10, Buyer shall not have the right to perform or conduct, or cause to be performed or conducted, any environmental sampling or testing at, in, on or underneath any Real Property prior to the applicable Closing.

(c)7-Eleven may cause Marathon and its Affiliates to and, from and after the closing of the transactions contemplated by the Purchase and Sale Agreement, may cause the Seller Parties to conduct work pursuant to the agreed-upon work plan (the “Agreed Work”) described in Item 3 on Section 2.1(i) of the Disclosure Schedules, provided that if any Release of Hazardous Materials is discovered in  the course of performing such work prior to the applicable Closing and such environmental contamination is required by Law to be remediated and reported to the applicable Governmental Entity pursuant to Environmental Law, such environmental contamination shall be treated as “Covered Contamination” under this Agreement.  In the event that the Agreed Work is not complete at the time of the applicable Closing, then the Seller Parties shall provide a good faith estimate of the cost remaining to complete the Agreed Work, and such estimated cost shall be reimbursed to Buyer by the Seller Parties at the applicable Closing.

4.2Tax Matters

.

(a)Tax Indemnification.

(i)7-Eleven shall be liable for and shall indemnify and hold harmless Buyer from and against, without duplication, (A) all Taxes imposed on the Seller Parties for any taxable period, including all Taxes arising out of the consummation of the transactions contemplated by this Agreement, (B) all Taxes with respect to the Business or Assets (1) for any Pre-Closing Period and (2) with respect to any Straddle Period, for the portion of such Straddle Period up to the applicable Closing Date, calculated in accordance with Section 4.2(d) (other than real estate Taxes for which the Seller Parties are responsible pursuant to Section 1.7(a) and for which Buyer has received a credit), (C) all Taxes resulting from, arising out of or in connection with any breach or inaccuracy of any of the representations and warranties of the Seller Parties in Section 2.1(e), (D) all Taxes resulting from, arising out of or attributable to any breach by the Seller Parties of a covenant in this Agreement related to Taxes (including the Seller Parties’ failure to pay Transfer Taxes for which it is responsible pursuant to Section 4.2(e)), (E) any Taxes deferred in a Pre-Closing Period pursuant to the Coronavirus Aid, Relief, and Economic Security Act (CARES) or any other Law enacted in response to the COVID-19 pandemic, and (F) any Losses arising out of any Taxes described in clauses (A)-(E) of this Section 4.2(a)(i); provided, however, that, 7-Eleven shall not have any responsibility in respect of any Taxes resulting from, arising out of or in connection with any breach or inaccuracy of any of the representations and warranties of the Seller Parties in Section 2.1(e) (other than the representation and warranties set forth in Section 2.1(e)(vii)) to the extent such Taxes are attributable to any Tax period (or portion thereof, as calculated in accordance with Section 4.2(d)) beginning on the applicable Closing Date ((i) through (vi) collectively, “Seller Taxes”).

(ii)Buyer shall be liable for, shall pay (or cause to be paid) and shall indemnify and hold harmless the Seller Parties from and against, without duplication, (A) all Taxes relating to the Business, the Assets or the Assumed Liabilities, (1) for any Post-Closing Period and (2) with respect to any Straddle Period, for the portion of such Straddle Period beginning after the Closing Date, calculated in accordance with Section 4.2(d), (B) Transfer Taxes for which Buyer is responsible pursuant to Section 4.2(e), and (C) all Taxes resulting from, arising out of or attributable to any breach by Buyer of a covenant in this Agreement related to Taxes, in each case other than Seller Taxes.

(b)Tax Returns; Payment and Refunds. 7-Eleven shall prepare (or cause to be prepared) all Tax Returns that are required to be filed with respect to the Business or the Assets for Pre-Closing Periods.  Buyer shall prepare (or cause to be prepared) and file (or cause to be filed) all Tax Returns that are required to be filed by or with respect to the Business or the Assets that relate to a Straddle Period.  With respect to any Tax Return related to a Straddle Period, Buyer shall deliver to 7-Eleven for 7-Eleven’s review and comment any such Tax Returns at least thirty (30) days prior to the due date therefor (or, if delivery thirty (30) days prior to the due date thereof is impracticable, as soon as reasonably available).  Buyer shall incorporate any reasonable comments timely received from 7-Eleven on such Tax Returns.  For purposes of any Tax that is payable for a Straddle Period (including real and personal property Taxes), Buyer shall be responsible for the timely payment of such Taxes and Buyer shall notify 7-Eleven of the proration of such Taxes as set forth herein; provided, that Buyer’s payment of such Taxes shall not affect 7-Eleven’s indemnification obligations hereunder.  If either Party pays any Taxes to be borne by the other Party under this Agreement, the other Party shall reimburse such Party for the Taxes paid within ten (10) days following receipt of proof of payment. If either Party receives any refunds or credits which are the property of the other Party under this Agreement, such Party shall promptly pay the amount of such refunds or credits to the other Party, net of any costs and expenses associated with the receipt of such refund or credit and any Tax thereon.

(c)Cooperation.  Buyer and 7-Eleven shall and shall cause their respective Affiliates to cooperate as and to the extent reasonably requested by the other party in connection with the filing of Tax Returns in respect of the Assets, in connection with any Tax Proceeding or in connection with determining a liability for Taxes or a right to refund of Taxes. Such cooperation shall include the retention and (upon the other party’s written request) the provision of records and information reasonably relevant to any such Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. 7-Eleven and Buyer shall retain all books and records with respect to Tax matters pertinent to the Assets relating to any taxable period beginning on or before the applicable Closing Date until the expiration of the applicable statute of limitations (and, to the extent notified by Buyer or 7-Eleven, any extensions thereof), and shall abide by all record retention agreements entered into with any Taxing Authority. After the applicable Closing Date, Buyer and 7-Eleven shall cooperate fully, as and to the extent reasonably requested by the other, in connection with the filing of Tax Returns and any audit, litigation, appeal, hearing, or other proceeding with respect to Taxes.  The requesting party shall bear any and all reasonable third-party costs and expenses incurred by the other party in connection with complying with cooperation requests by such requesting party pursuant to the foregoing provisions.

(d)Proration of Taxes. In the case of Taxes imposed on a periodic basis (including real and personal property Taxes) for a taxable period that begins on or before and ends after the applicable Closing Date (the “Straddle Period”), the portion of such Taxes attributable to the portion of such Straddle Period up to the applicable Closing Date shall be equal to the product of the amount of such Taxes for the Straddle Period and a fraction, the numerator of which is the number of days in the applicable Straddle Period up to and including the applicable Closing Date, and the denominator of which is the number of days in the entire applicable Straddle Period.

(e)Transfer Taxes.  Regardless of which Party is liable for such Taxes under applicable Law, each of Buyer, on the one hand, and Seller Parties, on the other, shall pay and be responsible for one-half of any sales Tax, use Tax, real property transfer Tax, grantor or grantee Tax, documentary stamp Tax, transfer Tax, motor vehicle Tax, registration Tax or similar Tax or recording expense or notarial fee attributable to, imposed upon or arising from the transactions contemplated hereby (collectively, “Transfer Taxes”).  The party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall file all such Tax Returns and the other Party shall provide reasonable assistance in connection with such filings.  Each Party shall timely execute and deliver to the other Party such certificates, forms or other documentation as may be necessary and appropriate to establish an exemption from (or otherwise reduce) such Transfer Taxes.

(f)Section 1031 Exchange.  7-Eleven shall have the right to structure all or part of the transactions contemplated by this Agreement as a simultaneous or deferred (reverse) exchange pursuant to Section 1031 of the Code and the Treasury Regulations promulgated thereunder (a “Like-Kind Exchange”). Notwithstanding any other provisions of this Agreement, in connection with effectuating a Like-Kind Exchange, 7-Eleven shall have the right, at or prior to the applicable Closing Date, to assign all or a portion of its rights under this Agreement to a “qualified intermediary” (within the meaning of Treasury Regulations Section 1.1031(k)-1(g)(4)), a “qualified exchange accommodation titleholder” (within the meaning of Revenue Procedure 2000-37), or another person reasonably selected by 7-Eleven for the purpose of satisfying the requirements of

Section 1031 of the Code. Should 7-Eleven choose to effectuate a Like-Kind Exchange, the Parties agree to reasonably cooperate with one another in the completion of such an exchange, including the execution of all documents reasonably necessary to effectuate a Like-Kind Exchange; provided, however, that (i) the applicable Closing Date shall not be delayed, prohibited, prevented or restricted by reason of the Like-Kind Exchange, (ii) Buyer shall incur no additional unreimbursed costs, expenses, fees or liabilities as a result of or in connection with the Like-Kind Exchange, (iii) such documents shall not modify the Seller Parties’ or Buyer’s representations, warranties or obligations under this Agreement, and (iv) any such assignment by 7-Eleven shall not relieve the Seller Parties of any Liability under this Agreement. 7-Eleven does hereby and shall release, defend, indemnify and hold harmless Buyer against any and all costs and expenses reasonably incurred with respect to or in connection with the Like-Kind Exchange.

4.3Employee Matters

.

(a)Transferred Employees. Within ten (10) Business Days following the Signing Date, 7-Eleven shall provide Buyer with an initial list (excluding any personal identifying information) of (i) all store-level employees of the Station Properties, (ii) any non-store level employee of the Seller Parties who primarily devotes his or her business time to the Business, and (iii) any other non-store level employee of the Seller Parties whose responsibilities relate to the Business and is identified by 7-Eleven in its reasonable discretion ((i), (ii) and (iii), collectively, and incorporating any additions or subtractions on the Final Business Employee List, the “Business Employees”) (such list, the “Initial Business Employee List”).  At least forty-five (45) days prior to the Initial Closing Date and each Subsequent Closing Date, 7-Eleven shall provide Buyer an updated version of the Initial Business Employee List with respect to the Business Employees who are expected to become Transferred Employees on the applicable Closing Date; provided, however, that such updated list shall include, with respect to all store-level Business Employees of the applicable Station Properties to be transferred at such Closing and each other employee specified in clause (ii) or (iii) above that Buyer and 7-Eleven mutually agree shall be transferred to Buyer at such closing, each such Business Employee’s (A) name or employee identification number, (B) assigned Station Property, (C) job title, (D) employing entity, (E) salary, bonus and target incentive compensation, if applicable, or other rate of pay, (F) full-time or part-time status, (G) status as “exempt” or “non-exempt” from the Fair Labor Standards Act (“FLSA”) and any state Laws governing wages, hours, and overtime pay, (H) active or leave status, (I) bargaining unit, if applicable, and (J) visa status (including type and expiration date), if applicable (the “Final Business Employee List”). Buyer shall, or shall cause its Affiliates to, accept the transfer of all active Business Employees on the Final Business Employee List (including all store-level employees of the Station Properties who are employed with respect to the applicable Station Properties to be acquired by Buyer on such Closing Date) as of the applicable Closing Date; provided, however, that such Business Employees are employed by 7-Eleven as of immediately prior to the applicable Closing Date and satisfy Buyer’s or its Affiliates’ onboarding requirements (each such employee, upon such transfer and subject to the satisfaction of such onboarding requirements, a “Transferred Employee”). Any inactive Business Employees as of the applicable Closing Date shall transfer employment to Buyer or its Affiliates upon returning to work with the Seller Parties and shall be considered a Transferred Employee at such time; provided, however, that such inactive Business Employee returns to work within six (6) months following the applicable Closing Date and satisfies Buyer’s or its Affiliates’ onboarding requirements.

(b)The terms and conditions of each Transferred Employee’s employment with Buyer, or an Affiliate of Buyer, including compensation and benefits (excluding any equity based compensation) immediately following the applicable Closing Date shall be substantially similar in the aggregate to that in effect for similarly situated employees of Buyer or one of its applicable

Affiliates, which terms and conditions, according to Seller Parties’ review of the information Buyer provided to Seller Parties, are, or will be as of the applicable Closing Date, substantially similar, in the aggregate, to the terms and conditions of employment for the Transferred Employees in place immediately prior to the applicable Closing Date. Nothing in Section 4.3 affects in any way Buyer’s ability to interview or hire non-Transferred Employees before or after the Transferred Employees become Buyer employees.

(c)Service Credit. Buyer shall, or shall cause its applicable Affiliates to, recognize all service of the Transferred Employees with the Business, any Seller Party, Speedway Entity or Marathon or any of their respective Affiliates, and all of their current and former Affiliates that are recognized under any employee benefit plan of any Seller Party, Speedway Entity or Marathon or any of their respective Affiliates or the Business applicable to service-related or measured entitlements under applicable Law (collectively, the “Service Credits”). Buyer shall take Service Credits into account for purposes of determining, as applicable, the eligibility for participation, vesting and level of benefits (but excluding benefit accruals and participation eligibility under any equity compensation, defined benefit pension plan and any post-retirement medical plan that is not an Acquired Entity Plan (as defined in the Purchase and Sale Agreement)) under any employee benefit plan established or maintained by Buyer or its Affiliates under which any Transferred Employee may be eligible to participate on or after the applicable Closing Date to the same extent recognized under comparable employee benefit plans of any Seller Party, Speedway Entity or Marathon or any of their respective Affiliates or the Business immediately prior to the applicable Closing Date. Notwithstanding the foregoing, nothing in this Section 4.3(c) shall be construed to require crediting of service that would be in duplication of benefits for the same period of service.

(d)Pre-Existing Conditions. To the extent that any Transferred Employee participates in any health or other group welfare plan of Buyer or any of its Affiliates following the applicable Closing Date, Buyer shall use commercially reasonable efforts to: (i) waive any limitation on healthcare and other welfare benefit coverage of the Transferred Employees and their eligible dependents due to pre-existing conditions under any applicable healthcare and welfare benefit plans of Buyer or any of its Affiliates, to the extent waived under the corresponding plan in which the Transferred Employee participated immediately prior to the applicable Closing Date; and (ii) credit Transferred Employees and their eligible dependents with all payments credited against out-of-pocket maximums and deductible payments and co-payments paid by such person, in each case, under the healthcare plans of any Seller Party, Speedway Entity or Marathon or any of their respective Affiliates prior to the applicable Closing Date during the year in which the applicable Closing occurs (or, if later, prior to the first date of participation during the year in which such participation first commences) for the purpose of determining the extent to which any such person has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any healthcare plan of Buyer or an Affiliate of Buyer for such year.

(e)Defined Contribution Plans. Following the applicable Closing Date, Buyer or its Affiliates shall provide that each Transferred Employee who is eligible to participate in a tax-qualified defined contribution retirement plan sponsored by any Seller Party, Speedway Entity or Marathon or any of their respective Affiliates, as applicable (a “Seller Retirement Plan”), as of the applicable Closing Date, shall be eligible to participate in an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) of Buyer or one of its Affiliates (the “Buyer Retirement Plan”), subject to satisfaction of eligibility requirements of such Buyer Retirement Plan.  Each such Transferred Employee shall be given the option to receive a distribution of his or her account balance under the applicable Seller Retirement Plan and, in accordance with applicable Law, elect to roll over such amount (but excluding any notes corresponding to outstanding loans), into the Buyer Retirement Plan to the extent permitted under such Buyer Retirement Plan.

(f)Continuing Obligations of 7-Eleven.  Effective as of the applicable Closing, the Transferred Employees shall cease active participation in the benefit plans of the Business.  Buyer will not have Liability for any claims for benefits under the benefit plans of the Business that are incurred by the Transferred Employees prior to the applicable Closing Date.  To the maximum extent permitted by law, Buyer and 7-Eleven intend that the transactions contemplated by this Agreement should not constitute a separation, termination or severance of employment of any Business Employee that becomes a Transferred Employee.

(g)Accrued Vacation and Personal Time. Buyer shall assume and recognize all vacation and personal time that is accrued and unused as of the applicable Closing Date, and take all step necessary to effectuate such assumption, provided, however, that (i) to the maximum extent permitted by applicable Law, Buyer and 7-Eleven intend that the transactions contemplated by this Agreement shall not require a payment to any Business Employee by the Seller Parties or their Affiliates for accrued but unused vacation or paid time off, but to the extent such payment is required, the Accrued PTO Amount shall be reduced by any such amount paid by the Seller Parties at the applicable Closing, and (ii) Buyer shall be entitled to a credit against the Purchase Price with respect to such Accrued PTO pursuant to Section 1.4.

(h)Communications to Employees. Prior to the applicable Closing, Buyer and its Affiliates shall be permitted to provide employee notices or communication materials (including website postings) to the Business Employees relating to (i) compensation or benefits matters or (ii) the transactions or transfers of employment contemplated by this Agreement or employment as of and after the applicable Closing. Such notices and materials shall be subject to the prior review, comment, and reasonable approval of the Seller Parties, except as otherwise required by applicable Law, provided, however, that Seller Parties shall confer in good faith with Buyer regarding approval of such communications, and provided, further, that Buyer shall not take any action pursuant to this Section 4.3(h) that unreasonably interferes with, or disrupts, the operations of the Business.

(i)Workers’ Compensation. Effective as of the applicable Closing, Buyer shall be responsible for all workers’ compensation benefits payable to or on behalf of the Transferred Employees with respect to matters arising on or after the applicable Closing Date.

(j)Immigration Laws. With respect to each Business Employee listed on Section 4.3(j) of the Disclosure Schedules as a foreign national working in the United States in non-immigrant visa status, Buyer shall employ such Business Employee under terms and conditions such that Buyer qualifies as a “successor employer” under applicable United States immigration Laws effective as of the applicable Closing for immigration-related purposes and Buyer shall not be deemed to have otherwise assumed any Liabilities (other than with respect to the immigration-related liabilities and responsibilities associated with the applicable visa petitions) or to be a successor for any other purpose except to the extent otherwise set forth in this Agreement.

(k)No Third-Party Beneficiaries. All provisions contained in this Agreement with respect to employee benefit plans or the compensation of the Business Employees are included for the sole benefit of the respective parties hereto. Nothing contained herein (i) shall confer upon any former, current or future employee of any Seller Party or Buyer or any legal representative or beneficiary thereof any rights or remedies, including any right to employment or continued employment, of any nature, for any specified period or (ii) shall confer any third party beneficiary rights upon any Business Employee or any dependent or beneficiary thereof or any heirs or assigns thereof. The provisions of this Section 4.3 shall not constitute an adoption, amendment or other modification to any employee benefit plan or compensation arrangement covering the Business Employees or any Seller Party’s employees.

4.4Casualty

.

(a)Promptly following the occurrence of any Casualty Event, and in any event no later than fifteen (15) days prior to each Closing, 7-Eleven shall provide Buyer with a list (each such list, a “Pre-Closing Casualty List”) of any Station Property to be transferred to Buyer at the applicable Closing (i) which has been damaged or destroyed at any time after December 31, 2018 and on or prior to such date by fire, theft, vandalism, flood, wind, hurricane, explosion, lightning storm, hail, subversion, earthquake, act of God, act of terrorism or other causality (such event, a “Casualty Event”), and (ii) the repair and restoration of which is not expected to be completed on or before the applicable Closing Date.  The Pre-Closing Casualty List shall include (A) a reasonable description of the facts and circumstances surrounding the Casualty Event (including all information provided to 7-Eleven by Marathon and its Affiliates with respect to such Casualty Event), (B) 7-Eleven’s or Marathon’s and its Affiliates’, as applicable, preliminary assessment of the effect of the Casualty Event on the relevant Station Property, including the estimated dollar amount of the Casualty Loss Amount and the portion of such Casualty Loss Amount actually paid by 7-Eleven, any other Seller Party, any Speedway Entity and/or Marathon or its Affiliates as of such date to repair or restore such Station Property, (C) the date upon which each such Station Property sustained a Casualty Event and (D) the status of repair and restoration of each such Station Property.

(b)As promptly as practicable following each Closing, 7-Eleven shall provide Buyer with a list (a “Casualty Event Notice”) of any Station Property transferred to Buyer at such Closing (i) which has been damaged or destroyed at any time after December 31, 2018 and on or prior to the applicable Closing Date by a Casualty Event (any Station Property so damaged or destroyed, a “Damaged Station Property”) and (ii) the repair and restoration of which were not completed on or before the applicable Closing Date.  The Casualty Event Notice shall include (A) a reasonable description of the facts and circumstances surrounding the Casualty Event (including all written information provided to 7-Eleven by Marathon and its Affiliates with respect to such Casualty Event), (B) 7-Eleven’s or Marathon’s and its Affiliates’, as applicable, preliminary assessment of the effect of the Casualty Event on the relevant Station Property, including the estimated dollar amount of the Casualty Loss Amount and the portion of such Casualty Loss Amount actually paid by 7-Eleven, any other Seller Party, any Speedway Entity and/or Marathon or its Affiliates prior to the applicable Closing to repair or restore such Damaged Station Property, (C) the date upon which each such Damaged Station Property sustained a Casualty Event and (D) the status of repair and restoration of each Damaged Station Property.

(c)During the period prior to each Closing, with respect to each Damaged Station Property, 7-Eleven shall use commercially reasonable efforts to, or, if prior to the closing of the transactions contemplated by the Purchase and Sale Agreement, use Commercially Reasonable SW Efforts to cause Marathon and its Affiliates to, repair and restore such Damaged Station Property, including making any required expenditures, in the Ordinary Course of Business.  With respect to each Damaged Station Property (i) that has been damaged or destroyed by a Casualty Event before the applicable Closing resulting in damages in excess of $25,000 individually (a “Casualty Loss Adjustment Site”) and (ii) the repairs and restoration of which have not been completed on or before the applicable Closing Date, 7-Eleven shall pay to Buyer, as an advancement of expenses for each Casualty Loss Adjustment Site: (A) the applicable Casualty Loss Amount less (B) the portion of such Casualty Loss Amount actually paid by 7-Eleven or Marathon or their respective Affiliates prior to the applicable Closing to repair or restore such Casualty Loss Adjustment Site, in each case, at the applicable Closing, if reasonably determinable and agreed by the Parties thereby or, if not reasonably determinable and agreed by the Parties at the time of the applicable Closing, on or before the forty-fifth (45th) day after the applicable Closing Date.

(d)With respect to each Damaged Station Property that has been damaged or destroyed by a Casualty Event prior to each Closing such that either the front court or back court of the Damaged Station Property is not operational and is closed as of the applicable Closing Date (including, in the event of any Casualty Event impacting a Leased Real Property, (i) if the applicable landlord has the right to terminate the applicable lease for such Leased Real Property as a result thereof (and such right has not been exercised or waived and the time period, if any, for exercising such right has not expired and does not expire prior to the applicable Closing) and (ii) if the applicable landlord validly exercises a right to terminate the applicable lease for such Leased Real Property as a result thereof prior to the applicable Closing), 7-Eleven shall pay to Buyer, at the applicable Closing if reasonably determinable and agreed by the Parties thereby or, if not reasonably determinable and agreed by the Parties at the time of the applicable Closing, on or before the forty-fifth (45th) day after the applicable Closing Date, an amount for each such closed Damaged Station Property equal to the sum of (x) the applicable Casualty Loss Amount less the portion of such Casualty Loss Amount actually paid by 7-Eleven or Marathon or their respective Affiliates prior to the applicable Closing to repair or restore such Damaged Station Property and (y) (i) the average monthly EBITDA generated by such Damaged Station Property for all full calendar months in which such Damaged Station Property was fully operational during the twelve (12) full calendar months immediately preceding the date of such Casualty Loss Amount multiplied by (ii) the number of months (or fraction thereof) required to repair and restore such Damaged Station Property from and after the applicable Closing (provided that such estimated period pursuant to this clause (y) shall not exceed twelve (12) months unless the Parties reasonably agree in good faith prior to the applicable Closing that such repairs are expected to take more than twelve (12) months to complete, in which case, such estimated period shall be equal to such greater number of months agreed upon by the Parties). Notwithstanding the foregoing, in the event the Parties mutually agree, in lieu of the foregoing payment of the applicable Casualty Loss Amount, the Parties may agree on an adjustment to the amount of the Applicable Closing Purchase Price to take into account the Parties’ agreed upon estimate of the Casualty Loss Amount.

(e)With respect to any Casualty Loss Adjustment Site, 7-Eleven shall, and, if prior to the closing of the transactions contemplated by the Purchase and Sale Agreement, use Commercially Reasonable SW Efforts to cause Marathon or its Affiliates to, promptly submit to Buyer a reasonably detailed summary of the plan to repair or restore any such Damaged Station Property not repaired or restored prior to the applicable Closing, including a good faith estimate of the cost to repair such damage by a reputable independent third party who is selected by Marathon or its Affiliates and is reasonably approved by Buyer.

(f)With respect to any Casualty Loss Adjustment Site, such Casualty Loss Adjustment Site and the Casualty Event relating thereto shall have no effect for purposes of determining whether the conditions to the applicable Closing set forth in Article 5 have been fulfilled.

4.5Condemnation

.

(a)Promptly following the occurrence thereof, and in any event no later than fifteen (15) days prior to each Closing, 7-Eleven shall provide Buyer a list (each such list, a “Pre-Closing Condemnation List”) of any Station Property to be transferred to Buyer at such Closing that has been taken, or noticed or threatened for taking, by eminent domain (each, a “Condemnation

Action”).  Subject to Section 4.5(c), Buyer may, in its sole discretion, elect not to acquire any Station Property included on a Pre-Closing Condemnation List at the applicable Closing by providing written notice of such election to 7-Eleven no later than five (5) days prior to such Closing.

(b)With respect to all Condemnation Actions which occurred between January 1, 2019 and the applicable Closing Date that are not Total Condemnation Actions (as defined below) (the “Partial Condemnation Actions”), (i) solely with respect to Partial Condemnation Actions after the Signing Date, 7-Eleven shall give Buyer written notice of any Condemnation Action in excess of $500,000 as promptly as practicable and (ii) 7-Eleven shall pay to Buyer at the applicable Closing all aggregate net proceeds (less, without duplication, (x) the amount of collection costs actually incurred by 7-Eleven or Marathon or their respective Affiliates prior to the applicable Closing Date to obtain such proceeds and (y) the amount actually paid by 7-Eleven or Marathon or their respective Affiliates prior to the applicable Closing to correct or mitigate for such Partial Condemnation Action) actually received by 7-Eleven or Marathon or their respective Affiliates at or prior to the applicable Closing Date as a result of the Partial Condemnation Actions.  7-Eleven shall cause the right to receive any future proceeds received in respect of any Partial Condemnation Action or Total Condemnation Action to be assigned to Buyer and shall remit to Buyer any such proceeds received by the Seller Parties.

(c)With respect to any Condemnation Action (x) involving a Station Property and (y) that occurred between January 1, 2019 and the applicable Closing Date that (i) results in either the front court or back court of the applicable Station Property being not operational and closed as of the applicable Closing Date (including, in the event of any Condemnation Action impacting a Leased Real Property, (1) if the applicable landlord has the right to terminate the applicable lease for such Leased Real Property as a result thereof (and such right has not been exercised or waived and the time period, if any, for exercising such right has not expired and does not expire prior to the applicable Closing) and (2) if the applicable landlord validly exercises a right to terminate the applicable lease for such Leased Real Property as a result thereof prior to the applicable Closing), or (ii) reduces the value of the applicable Station Property by forty percent (40%) or more (any such Condemnation Action described in clause (i) or (ii), a “Total Condemnation Action”) then in each case, 7-Eleven shall pay to Buyer at the applicable Closing for each such Station Property, an amount in cash equal to the Agreed Location Value of such Station Property less the amount reasonably agreed by the parties, acting in good faith, to represent the estimated proceeds with respect to such Condemnation Action. Notwithstanding the foregoing, if, as a result of any Total Condemnation Action, 7-Eleven is no longer required to divest the applicable Station Property, Buyer may, by providing a written notice to 7-Eleven prior to the applicable Closing Date, elect to remove the affected Station Property from this Agreement, in which case the applicable Closing shall nevertheless proceed, except that the applicable Station Property shall be designated as a Rejected Property, in which case the Purchase Price shall be reduced by the Agreed Location Value assigned to such Station Property on Section 1.6 of the Disclosure Schedules and such affected Station Property shall no longer be a part of the Assets being transferred hereunder.  7-Eleven shall give Buyer written notice of any Total Condemnation Action as promptly as practicable.

4.6Certain Intellectual Property Matters

.

Following each Closing and except to the extent permitted under any Ancillary Agreement or other document or instrument delivered under this Agreement or any Ancillary Agreement, Buyer shall, at its sole cost and expense: (1) cease to make any use (in any form or manner) of (X) any names or Trademarks set forth on Section 4.6 of the Disclosure Schedules or any other Trademark owned by 7-Eleven or any of its Affiliates, (Y) any names or Trademarks that include the terms “Marathon” or “Marathon Corporation,”

or any other Trademark owned by Marathon or any of its Affiliates and/or (Z) any name or Trademark that is derived from, a variant of or otherwise related to, or that contains or comprises any of the foregoing names or Trademarks (in part or whole, including any formatives thereof), and including any contractions, combinations, abbreviations, derivations, translations or transliterations of any such names and/or Trademarks, and any names or Trademarks confusingly similar to, or likely to be confusingly similar to, or dilutive of, any of the foregoing, in any jurisdiction in the world (and regardless of whether alone or in combination with any other words, phrases or designs) (collectively, all such names and Trademarks, the “Excluded Marks”), including as part of any company name or Internet domain name; and (2) cease to, and not at any time thereafter, hold itself out as having any affiliation or association with Marathon or any of its Affiliates.  Notwithstanding the foregoing, neither Buyer nor any of its Affiliates shall be deemed to have violated this Section 4.6 by reason of: (i) their use of equipment and other similar articles used in the Business as of the applicable Closing (but not signage), notwithstanding that they may bear one or more of the Excluded Marks (provided that Buyer shall use commercially reasonably efforts to cover or remove as soon as reasonably practicable such Excluded Mark); (ii) the appearance of the Excluded Marks on any manuals, work sheets, operating procedures, other written or electronic data, materials or assets (including computer source code) that are used only for internal purposes in connection with the Business; (iii) the appearance of the Excluded Marks in or on any third party’s publications, marketing materials, brochures or instruction sheets that were distributed prior to the applicable Closing and that are not used by Buyer and its Affiliates after ninety (90) days following the applicable Closing; or (iv) the use by Buyer and its Affiliates of any Excluded Marks in a non-disparaging and non-trademark manner in textual sentences that is factually accurate and non-prominent for purposes of conveying to customers or the general public that the Business is no longer affiliated with the Seller Parties or to reference historical details concerning or make historical reference to the Business. The Seller Parties shall reasonably cooperate with Buyer for the period from the Signing Date until the applicable Closing to prepare the Business for the transition process described in this Section 4.6. For the avoidance of doubt, no Equipment or other tangible assets shall constitute Excluded Assets solely because they bear any Excluded Marks.

4.7Further Assurances

.

(a)From time to time after each Closing Date, upon request of the other Party and without further consideration, each Party shall execute and deliver to the requesting Party such documents and take such action as the requesting Party reasonably requests to consummate more effectively the intent and purpose of the Parties under this Agreement and the transactions contemplated hereby. Buyer agrees to take all actions reasonably necessary to operate the Station Properties in accordance with the terms and conditions of any Consent Order and related orders or agreements with the FTC to which Buyer is a party and to comply with the terms of any such Order or agreement.

(b)7-Eleven shall and shall cause its subsidiaries and Affiliates (if applicable) to promptly pay or deliver to Buyer (or its designee) any monies or checks that have been sent to a Seller Party or any of its Affiliates after the applicable Closing by contracting parties of the Business (including promptly forwarding any invoices or similar documentation to Buyer) to the extent that they are or are in respect of the Business, any of the Assets or any of the Assumed Liabilities.

(c)Buyer shall and shall cause its subsidiaries and Affiliates (if applicable) to promptly pay or deliver to 7-Eleven (or its designee) any monies or checks that have been sent to Buyer or any of its Affiliates after the applicable Closing (including promptly forwarding any invoices or similar documentation to 7-Eleven) to the extent that they are or are in respect of any of the Excluded Assets or any of the Excluded Liabilities.

4.8Contact with Business Relations

.

During the period from the Signing Date until the earlier of the applicable Closing Date or the termination of this Agreement in accordance with its terms, Buyer hereby agrees that it is not authorized to and shall not (and shall not permit any of its employees, agents, representatives or Affiliates to) contact any employee (excluding executive officers), customer, material supplier, distributor or other material business relation of 7-Eleven or Marathon or any of their respective Affiliates regarding 7-Eleven or Marathon or any of their respective Affiliates or the Business without the prior written consent of 7-Eleven; provided that Buyer and its Affiliates shall be permitted to contact suppliers and distributors with respect to establishing new contractual arrangements with respect to the Business and/or the Station Properties following the applicable Closing Date with respect thereto, so long as neither Buyer nor any of its Affiliates discloses to such third parties any of the non-public terms or conditions of this Agreement (other than identifying the applicable Station Properties to be serviced by such supplier or distributor) or provides any such third party with a copy of this Agreement (to the extent not publicly available). Notwithstanding the foregoing, this Section 4.8 shall not limit or otherwise restrict Buyer or its Affiliates from contacting or having business dealings with any such Person with whom Buyer or such Affiliate has or may have business dealings in the ordinary course of its business, so long as such contact or business dealings relate solely to Buyer’s or its Affiliates’ operation of their businesses and not to 7-Eleven or the Seller Parties or the Seller Parties’ or their respective Affiliates’ business dealings with such Person with respect to the Business or the Assets or with respect to any aspect of the transactions contemplated by this Agreement or any Ancillary Agreement.

4.9Substitution and Release of Guarantees and Surety Bonds

.

(a)Prior to each Closing, 7-Eleven and Buyer shall cooperate and shall use their respective commercially reasonable efforts to: (i) terminate, or cause to be terminated, or cause Buyer or one of its Affiliates to be substituted in all respects for any Seller Party and any Affiliate thereof (collectively, the “Seller Guarantors”) in respect of all obligations of Seller Guarantors under, or replace or cause to be replaced, effective as of the applicable Closing Date, any Seller Guarantees and Surety Bonds and (ii) in each case obtain from the creditor or other counterparty to each such Seller Guarantee and Surety Bond a full and irrevocable release of the Seller Guarantors that are liable, directly or indirectly, to such creditor in respect of such Seller Guarantee or Surety Bond.  None of the Seller Parties, Buyer nor any of their respective Affiliates shall be required to make any payment or incur any out of pocket cost to obtain the foregoing terminations, substitutions or replacements of any Seller Guarantees or Surety Bonds.

(b)In the event the actions provided for in Section 4.9(a) above are not completed by the applicable Closing Date, from and after the applicable Closing, 7-Eleven and Buyer shall continue to cooperate and use their respective commercially reasonable efforts to terminate, or cause Buyer or one of its Affiliates to be substituted in all respects for Seller Guarantors in respect of all obligations of Seller Guarantors under, or replace or cause to be replaced, any such Seller Guarantees or Surety Bonds and in each case obtain from the creditor or other counterparty to each such Seller Guarantee or Surety Bond a full and irrevocable release of the Seller Guarantors that are liable, directly or indirectly, to such creditor in respect of such Seller Guarantee or Surety Bond, and Buyer shall (i) not and shall not permit the Business to (A) renew or extend the term of or (B) amend any contract to increase the obligations under, or transfer to another third party, any Contract or other obligation for which any Seller Guarantor is or would reasonably be expected to be liable under such Seller Guarantee or Surety Bond and (ii) indemnify and hold harmless Seller Guarantors from and against all Liabilities under any such Seller Guarantees and Surety Bonds, but only to the extent such Liabilities arise out of Buyer’s operation of the Business after the applicable Closing; provided, however, that 7-Eleven complied with its obligations pursuant to Section 4.9(a) with respect to such Seller Guarantee or Surety Bond.  To the extent that any Seller Guarantor continues to have any performance obligations under any such Seller Guarantee or Surety Bond on or after the applicable Closing Date, Buyer shall use commercially reasonable efforts to (x) perform, or cause its Affiliates to perform, such obligations on behalf of such Seller Guarantor or (y) otherwise take such action as reasonably requested by 7-Eleven so as to put such Seller Guarantor in the same position as if Buyer or one of its Affiliates, and not such Seller Guarantor, had performed or were performing such obligations.

4.10De-Branding

.  If applicable and to the extent not paid for by Marathon pursuant to the terms of the Purchase and Sale Agreement, the Seller Parties shall be responsible for, and shall pay for, all de-branding costs and image money, including any termination fees and any contractual liquidated damages associated therewith, it being understood that Buyer will acquire the Business hereunder free and clear of any branding obligation or associated liabilities.  In connection with each Closing, Buyer shall, at Buyer’s sole cost and expense, on or before the applicable Closing Date or as soon as reasonably practicable thereafter, cause all signage and, subject to Section 4.6, other fixtures and assets at each Station Property that bears Excluded Marks to be removed, replaced or covered with the applicable signage and marks under which Buyer will operate the Business at such Station Property from and after the applicable Closing, and the Seller Parties shall reasonably cooperate, at Buyer’s sole cost and expense, with all such removal and replacement efforts, including providing reasonable access to the applicable Station Properties after the PSA Closing Date and prior to the applicable Closing and, if and to the extent such removal or replacement occurs after the applicable Closing Date, the Selling Parties shall provide a license or sublicense to use Excluded Marks in the ordinary course of business solely for the period from such Closing until seven (7) days after such Closing.

4.11R&W Insurance Policy

.  Buyer has bound and delivered to 7-Eleven the R&W Insurance Policy as of the Signing Date. Buyer shall take all actions reasonably necessary to complete the applicable conditions in the conditional binder (other than the condition that the Initial Closing has occurred) to the R&W Insurance Policy within the times set forth in the R&W Insurance Policy to maintain the R&W Insurance Policy in full force and effect. Following the final issuance of the R&W Insurance Policy, Buyer agrees to use commercially reasonable efforts to keep the R&W Insurance Policy in full force and effect for the policy period set forth in such policy. Upon its final issuance, Buyer shall deliver the R&W Insurance Policy to 7-Eleven. Buyer acknowledges that Buyer obtaining the R&W Insurance Policy is a material inducement to the Seller Parties entering into the transactions contemplated by this Agreement, and the Seller Parties are relying on Buyer’s covenants and obligations set forth in this Section 4.11. In addition, the R&W Insurance Policy may not be amended or waived by Buyer in any manner that is adverse to any Seller Party or any of their respective Affiliates without such Seller Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), and the subrogation provisions therein may not be amended or waived in any manner that is adverse to any Seller Party or any of their respective Affiliates without such Seller Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). In the event that Buyer or any of its Affiliates otherwise amends, waives, modifies or cancels the terms of the R&W Insurance Policy, in no event shall any Seller Party be liable under this Agreement for any liabilities or obligations in excess of such liabilities or obligations as they would have under this Agreement if the R&W Insurance Policy in the form as of the Signing Date had not been so amended, waived, modified or cancelled.

4.12Non-Solicitation of Employees

.  For a period of two (2) years after the final Closing Date, the Seller Parties shall not, directly or indirectly through their Affiliates or otherwise, solicit for employment or employ any Transferred Employee then currently employed by Buyer or any of its Affiliates; provided, however, that the Seller Parties shall not be prohibited from conducting generalized solicitations for employees (which solicitations are not specifically targeted at any one or more Transferred Employees then currently employed by Buyer or any of its Affiliates) through the use of media advertisements, professional search firms or otherwise.

4.13Alternative Transaction Structures

.  Notwithstanding the provisions of this Agreement and the transaction structure set forth herein, Buyer and the Seller Parties agree that, promptly following the Signing Date and prior to the consummation of the Initial Closing, they shall jointly cooperate in good faith to consider whether to adopt any alternative transaction structures (i.e., a sale of the equity of one or more entities, including by way of a statutory division under Delaware law, a transaction structured as a partial asset sale and partial equity sale, etc.) that might have the effect of materially reducing the scope and burden of required Contract Consents (including Lease Consents), transfers of Business Permits or new Permit applications, or otherwise facilitating the transfer of Assets to Buyer; provided, however, that, subject to such party’s good faith cooperation, either party may elect not to pursue any proposed alternative transaction structure in its sole discretion.

4.14Supremacy of Consent Order

. This Agreement shall not limit the terms of the Consent Order or the obligations of the Seller Parties under the Consent Order.  To the extent any provision in this Agreement varies from, or conflicts with, any provision in the Consent Order such that the Seller Parties cannot fully comply with both, the Seller Parties shall comply with the Consent Order.

4.15Certain Prepared Financial Statements

.

(a)The Seller Parties shall prepare and deliver to Buyer on or before the Financials Deadline historical audited financial statements for the fiscal year ended December 31, 2020 (the “Historical Audited Financial Statements”) and historical unaudited financial statements for the most recent interim period preceding the Initial Closing Date (the “Interim Financial Statements” and, together with the Historical Audited Financial Statements, the “Prepared Financial Statements”) required under SEC rules and regulations applicable to Buyer’s acquisition of the Assets and Assumed Liabilities, in each case, in a form that complies with the requirements of Rule 3-05(e)(2) of Regulation S-X for a business acquisition required to be described in answer to Item 2.01 of Form 8-K (the “Acquisition Form 8-K”), including information to the extent required in order for Buyer to prepare the pro forma financial information required by Item 9.01 of Form 8-K.  As used herein, the term “Financials Deadline” shall mean as soon as reasonably practicable after the Initial Closing Date, but in any event not later than sixty-two (62) calendar days after the date Buyer files the Acquisition Form 8-K with the SEC.

(b)The Seller Parties shall use commercially reasonable efforts to obtain an unqualified report with respect to the Historical Audited Financial Statements from an independent national accounting firm selected by 7-Eleven and reasonably acceptable to Buyer (the “Accounting Firm”), stating that such Historical Audited Financial Statements fairly present, in all material respects, the statement of assets acquired and liabilities assumed, and the statement of revenue and direct expenses, of the Assets and Assumed Liabilities for the periods covered by such Prepared Financial Statements, in conformity with GAAP and the SEC’s applicable rules and regulations for abbreviated financial statements set forth in Rule 3-05(e)(2) of Regulation S-X.  Buyer agrees that PricewaterhouseCoopers is a reasonably acceptable independent national accounting firm.

(c)The Seller Parties shall use commercially reasonable efforts to provide Buyer with a consent letter from the Accounting Firm on or before the Financials Deadline as Buyer may reasonably request in order to comply with the requirements for incorporating by reference the Historical Audited Financial Statements into a registration statement filed by Buyer with the SEC under the Securities Act of 1933.

(d)Any failure to comply with or breach of this Section 4.15 by the Seller Parties shall not constitute (i) failure to perform any covenant or agreement giving rise to Buyer’s right to terminate this Agreement pursuant to Section 10.1(g) or (ii) failure to satisfy a condition to the Initial Closing for purposes of Section 6.2 of this Agreement.  Neither the Seller Parties nor any of their Affiliates shall be required to make any representation or warranty in connection with the actions and obligations contemplated by this Section 4.15.

(e)Buyer shall indemnify and hold harmless the Seller Parties and any other Seller Indemnified Parties (as defined below) from and against any and all Losses incurred by them as a result of any use by Buyer or its Affiliates of the Prepared Financial Statements, except to the extent of the Seller Parties’ gross negligence or willful misconduct, as determined by a final, non-appealable judgment of a court of competent jurisdiction.  Buyer’s indemnity pursuant to this Section 4.15(e) is without prejudice to Seller Parties’ indemnification obligations pursuant to Section 8.2 of this Agreement.

(f)Buyer shall, following written demand from the Selling Parties, promptly reimburse the Selling Parties for all reasonable and documented out-of-pocket costs incurred by the Selling Parties and their Affiliates in connection with such cooperation contemplated by this Section 4.15.

5.CONDITIONS PRECEDENT TO THE OBLIGATIONS OF EACH PARTY

The respective obligations of each Party to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Initial Closing of the following conditions, any one or more of which may be waived in writing to the extent permitted by applicable Law, in whole or in part, by Buyer or the Seller Parties, as the case may be:

5.1FTC Approval

.

The FTC shall have accepted for public comment an agreement containing consent orders and a proposed order pursuant to applicable FTC rules as set forth in 16 C.F.R. § 2.31 et seq.

5.2No Injunction, Etc

.

No statute, rule, or regulation shall have been promulgated, nor any  temporary, preliminary or permanent injunction or other Order issued by, any Governmental Entity or other legal restraint or prohibition that restrains, enjoins or otherwise prohibits the transactions contemplated hereby shall be in effect.

5.3Purchase and Sale Agreement

.

The transactions contemplated by the Purchase and Sale Agreement shall have been consummated or shall be consummated substantially simultaneously with the transactions contemplated by this Agreement.

6.CONDITIONS PRECEDENT TO BUYER’S OBLIGATIONS

The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Initial Closing of the following additional conditions, any one or more of which may be waived in writing to the extent permitted by applicable Law, in whole or in part, by Buyer:

6.1Accuracy of Representations and Warranties

.

(a)Other than the representations and warranties of the Seller Parties contained in Section 2.1(a) (Due Organization and Power), Section 2.1(b) (Authority), Section 2.1(r)(i) (Absence of Changes) and Section 2.1(s) (Broker Fees), except for such failures to be true and correct as would not in the aggregate have a Material Adverse Effect, each of the representations and warranties of the Seller Parties made in this Agreement (disregarding any limitation as to “materiality” or “Material Adverse Effect” set forth in any individual such representation or warranty) shall be true and correct as of the Initial Closing Date as though such representations and warranties were made or given on and as of the Initial Closing Date, except for representations and warranties that speak as of a specific date or time (which shall be true and correct as of such date or time); (b) each of the representations and warranties contained in Section 2.1(a) (Due Organization and Power), Section 2.1(b) (Authority) and Section 2.1(s) (Broker Fees) shall be true and correct in all respects (other than such failures to be true and correct as are de minimis) as of the Initial Closing Date, except for representations and warranties that speak as of a specific date or time (which shall be true and correct (other than such failures to be true and correct as are de minimis) as of such date or time); and (c) 7-Eleven shall have delivered to Buyer a certificate dated as of the Initial Closing Date and executed by an authorized officer of 7-Eleven confirming the foregoing.

6.2Performance of Obligations

.

The Seller Parties shall have in all material respects performed and complied with their respective agreements and obligations under this Agreement that are to be performed or complied with by the Seller Parties prior to or on the Initial Closing Date, and 7-Eleven shall have delivered to Buyer a certificate dated the Initial Closing Date and executed by an authorized officer of 7-Eleven confirming the foregoing.

6.3Delivery of Documents

.

The Seller Parties shall have delivered, or caused to have been delivered, to Buyer the documents described in Section 9.2.

7.CONDITIONS PRECEDENT TO THE SELLER PARTIES’ OBLIGATIONS

The obligation of the Seller Parties to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Initial Closing of the following additional conditions, any one or more of which may be waived in writing to the extent permitted by applicable Law, in whole or in part, by 7-Eleven:

7.1Accuracy of Representations and Warranties

.

Except for such failures to be true and correct as would not in the aggregate have a material adverse effect on the ability of Buyer to consummate the Initial Closing, each of the representations and warranties of Buyer made in this Agreement shall be true and correct as of the Initial Closing Date, except for representations and warranties that speak as of a specific date or time (which shall be true and correct as of such date or time); and Buyer shall have delivered to the Seller Parties a certificate dated as of the applicable Closing Date and executed by an authorized officer of Buyer confirming the foregoing.

7.2Performance of Obligations

.

Buyer shall have in all material respects performed and complied with its agreements and obligations under this Agreement that are to be performed or complied with by Buyer prior to or on the applicable Closing Date and Buyer shall have delivered to the Seller Parties a certificate dated as of the applicable Closing Date and executed by an authorized officer of Buyer confirming the foregoing.

7.3Delivery of Documents

.

Buyer shall have delivered, or caused to have been delivered, the documents described in Section 9.3.

8.INDEMNIFICATION

8.1Survival

.

None of the respective representations, warranties or covenants of the Parties contained in this Agreement shall survive the applicable Closing, except that:

(a)the Seller Fundamental Representations shall survive the applicable Closing until the date that is three (3) years after the applicable Closing Date (with respect to the Assets transferred to Buyer on such Closing Date) and any other representations and warranties of the Seller Parties that do not otherwise have a survival period ascribed to them in this Agreement shall survive the applicable Closing until the date that is one (1) year after the applicable Closing Date (with respect to the Assets transferred to Buyer on such Closing Date);

(b)the representations and warranties of Buyer set forth in Sections 2.2(a) (Due Organization and Power), 2.2(b) (Authority) and 2.2(d) (Finders or Brokers) shall survive the applicable Closing until the date that is three (3) years after the final Closing Date, and the representations and warranties of Buyer as to the matters set forth in Section 2.2(h) (Sophisticated Buyer) and Section 2.2(i) (Acknowledgment) shall survive the final Closing indefinitely;

(c)any covenant which by its terms is to be performed at or prior to each applicable Closing shall survive until such applicable Closing; provided, however, that any breach of any such covenant occurring prior to such applicable Closing shall survive until the one (1) year anniversary of the applicable Closing;

(d)any covenant which by its terms is to be performed after each applicable Closing shall survive until such covenant has been fully performed, satisfied or waived in accordance with the terms of this Agreement;

(e)the obligation of the Seller Parties to indemnify and hold harmless the Buyer Indemnified Parties for Seller Taxes pursuant to Section 4.2(a)(i) shall survive each applicable Closing Date until sixty (60) days following the expiration of the applicable statute of limitations;

(f)the obligation of the Seller Parties to indemnify and hold harmless the Buyer Indemnified Parties for any Excluded Liabilities other than Seller Taxes shall survive the final Closing indefinitely; and

(g)the obligation of Buyer to indemnify and hold harmless the Seller Indemnified Parties for any Assumed Liabilities shall survive the final Closing indefinitely.

The obligations under this Article 8 to indemnify any Indemnified Party shall terminate and be of no further force or effect, in respect of any representation, warranty, covenant or agreement, after the applicable Survival Date; provided, however, that such obligations to indemnify shall not terminate with respect to any such representation, warranty, covenant or agreement as to which the Indemnified Party shall have made, before the applicable Survival Date, a bona fide claim by delivering an Indemnification Notice to the Indemnifying Party, and such claim shall survive (without any release, waiver, reduction, limitation or other modification of any of the Indemnified Party’s rights or remedies for the recovery of indemnification claims set forth herein) until fully and finally resolved in accordance herewith.

8.2Indemnification by 7-Eleven

.

(a)General.  Subject to the terms and conditions of this Article 8, if any Closing occurs, 7-Eleven shall indemnify, defend, and hold harmless Buyer and its Affiliates, and their respective directors, partners, managers, officers, employees and controlling persons (collectively, the “Buyer Indemnified Parties,” and each, a “Buyer Indemnified Party”), from and against all Losses imposed upon or incurred by any such Buyer Indemnified Party to the extent arising out of or resulting from (i) any breach of the Seller Fundamental Representations, (ii) any breach of any covenant or agreement made by the Seller Parties contained in this Agreement, except for any breach of any covenant or agreement made by 7-Eleven pursuant to Section 4.2 (the indemnification for which shall be governed by Section 4.2(a)(i)), (iii) any Excluded Liabilities, except for Seller Taxes (the indemnification for which shall be governed by Section 4.2(a)(i)); or (iv) any breach of any representation or warranty made by Seller Parties in Section 2.1.

(b)Limitations.

(i)Except for Losses arising out of or resulting from Fraud, in no event shall the aggregate Liability of 7-Eleven under Section 8.2(a)(i), Section 8.2(a)(ii), Section 8.2(a)(iii) or with respect to Seller Taxes under Section 4.2(a)(i) exceed the Purchase Price.

(ii)7-Eleven shall be obligated to indemnify Buyer for the same Loss only once under this Article 8 even if a claim for indemnification in respect of such Loss has been made as a result of a breach of more than one representation, warranty, covenant or agreement contained in this Agreement.

(iii)Buyer shall seek recovery under the R&W Insurance Policy for any indemnifiable Losses under Section 8.2(a)(i) as set forth below and shall concurrently seek recovery from the Seller Parties and under the R&W Insurance Policy for any indemnifiable Losses under Section 4.2(a)(i). With respect to any breach of a Seller Fundamental Representation indemnifiable pursuant to Section 8.2(a)(i), the Buyer Indemnified Parties shall seek recovery (A) first, (1) if Buyer has incurred aggregate Losses (including any indemnifiable Losses under Section 8.2(a)(iv)) less than $1,972,500, from 7-Eleven, up to an amount not to exceed $1,972,500, so long as Buyer also seeks recovery under the R&W Insurance Policy or (2) if Buyer has incurred aggregate Losses (including any indemnifiable Losses under Section 8.2(a)(iv)) equal to or greater than $1,972,500, then Buyer shall first seek recovery under the R&W Insurance Policy, in each case, including without limitation any such indemnifiable Losses for which Buyer may also be entitled to recovery under Section 8.2(a)(iii), (B) second, to the extent the policy limit under the R&W Insurance Policy has not been reached, by submission of claims to the R&W Insurance Policy, and (C) third, whether or not the R&W Insurance Policy was obtained or is then in effect, once the total of all Losses incurred by the Buyer Indemnified Parties with respect to such matters exceeds an amount equal to $26,300,000 (such amount, the

“Threshold”), from 7-Eleven only for such Losses in excess of the Threshold (subject to the other applicable limitations set forth in this Section 8.2(b)).

(iv)Except for Losses arising out of or resulting from Fraud, in no event shall 7-Eleven have liability for indemnification under Section 8.2(a)(iv) unless and until the aggregate Losses imposed upon or incurred by the Seller Related Parties exceed $250,000 (and then only for the amount of such Losses that exceed $250,000), and the aggregate Liability of 7-Eleven under Section 8.2(a)(iv)  shall not exceed $2 million.  Liability of 7-Eleven under Section 8.2(a)(iv) shall count towards the $2 million limitation on liability in this Section 8.2(b)(iv).

8.3Indemnification by Buyer

.

Subject to the terms and conditions of this Article 8, if any Closing occurs, Buyer shall indemnify, defend, and hold harmless the Seller Parties and their respective Affiliates, and their respective directors, officers, employees and controlling persons (collectively, the “Seller Indemnified Parties,” and each, a “Seller Indemnified Party”), from and against all Losses imposed upon or incurred by any such Seller Indemnified Party to the extent arising out of or resulting from (i) any breach of the representations and warranties made by Buyer set forth in Section 2.2; (ii) any breach of any covenant or agreement made by Buyer contained in this Agreement or (iii) any Assumed Liabilities.

8.4Procedures Relating to Indemnification Between Buyer and the Seller Parties

.

Following the discovery of any facts or conditions that could reasonably be expected to give rise to a Loss or Losses for which indemnification under this Article 8 can be obtained, the Party seeking indemnification under this Article 8 (the “Indemnified Party”) shall, reasonably promptly thereafter, provide written notice to the Party from whom indemnification is sought (the “Indemnifying Party”), setting forth the specific facts and circumstances, in reasonable detail (to the extent then known), relating to such Loss or Losses, the amount of Loss or Losses (or a non-binding, reasonable estimate thereof if the actual amount is not known or not capable of reasonable calculation) and the specific Section(s) of this Agreement upon which the Indemnified Party is relying in seeking such indemnification (an “Indemnification Notice”); provided, however, that any delay or failure in providing the Indemnification Notice shall not preclude the Indemnified Party from seeking indemnification except to the extent the Indemnifying Party is actually prejudiced thereby.

8.5Procedures Relating to Indemnification for Third Party Claims

.

(a)Notice.  In order for an Indemnified Party to be entitled to any indemnification provided for under this Agreement arising out of or involving a claim or demand made by any third party, including any Governmental Entity (a “Third Party Claim”), the Indemnified Party must provide an Indemnification Notice to the Indemnifying Party relating to the Third Party Claim reasonably promptly after the Indemnified Party’s receipt of notice of the Third Party Claim, but in no event more than fifteen (15) Business Days after being served with any summons, complaint or similar legal process; provided, however, that failure to give timely notice shall not release the Indemnifying Party of its obligations hereunder except if, and only to the extent that, the Indemnifying Party suffers actual prejudice as a proximate result of such failure.  Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within ten (10) Business Days after the

Indemnified Party’s receipt thereof, copies of all notices and documents, including all court papers, received by the Indemnified Party relating to the Third Party Claim.

(b)Defense.  If a Third Party Claim is made against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in the defense thereof at its sole cost and expense, and, if the Indemnifying Party so chooses, it shall have twenty (20) days from its receipt of the Indemnification Notice (the “Notice Period”) to notify the Indemnified Party that it desires to assume the defense thereof with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party; provided, that the Indemnifying Party shall not be entitled to assume the defense, and shall be liable for the reasonable fees and expenses of counsel employed by the Indemnified Party, if (i) the claim for indemnification is with respect to a criminal Action; (ii) the claims seeks an injunction on, or other equitable relief against, the Indemnified Party; (iii) if the assumption of such defense by the Indemnifying Party would cause Buyer to lose coverage under the Environmental Insurance Policy or the R&W Insurance Policy or Buyer or any insurer is required to assume such defense under the terms thereunder; or (iv) in the reasonable opinion of counsel for the Indemnified Party, there is a reasonable likelihood of a conflict of interest between the Indemnifying Party and the Indemnified Party. The Indemnifying Party shall be liable for the reasonable fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof.  If the Indemnifying Party so elects to assume the defense of a Third Party Claim (in accordance with this Section 8.5(b)), then the Indemnifying Party shall not be liable to the Indemnified Party for the reasonable fees and expenses of counsel subsequently incurred by the Indemnified Party in connection with the defense thereof; provided, however, that (i) prior to assuming the defense of such Third Party Claim, the Indemnifying Party shall provide to the Indemnified Party an undertaking stating that such Indemnifying Party is able to and will assume the payment of all defense fees and costs and (ii) the Indemnifying Party’s assumption of the defense of such Third Party Claim shall not signify any agreement, obligation or commitment on the part of the Indemnifying Party to assume or pay any amount awarded to a claimant in respect of such Third Party Claim.  If the Indemnifying Party assumes such defense (in accordance with this Section 8.5(b)), then the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood, however, that the Indemnifying Party shall control such defense.  If the Indemnifying Party chooses to defend any Third Party Claim, then the Parties shall cooperate in the defense or prosecution of such Third Party Claim.  Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into a settlement of any Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), except to the extent such settlement does not provide for liability or the creation of a financial or other obligation (including the imposition of an injunction or other equitable relief) on the part of the Indemnified Party, does not provide for any statement of liability, wrongdoing, criminal offense or finding or admission of any violation of Law by the Indemnified Party and provides, in customary form, for the full, complete and unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim. If the Indemnifying Party (x) has not within the Notice Period notified the Indemnified Party of its election to assume defense of a Third Party Claim, (y) is not entitled to assume defense of a Third Party Claim under this Section 8.5(b), or (z) fails to defend such Third Party Claim actively and in good faith, then the Indemnified Party shall (upon further written notice) have the right to defend and compromise or settle of such Third Party Claim or consent to the entry of judgment with respect to such Third Party Claim, in each case at the cost and expense of the Indemnifying

Party. If the Indemnified Party has assumed the defense pursuant to this Section 8.5(b), it shall not agree to any settlement which imposes any obligation on the Indemnifying Party (including the imposition of an injunction or other equitable relief) or which provides for the any statement of liability, wrongdoing, criminal offense or finding or admission of any violation of Law by the Indemnifying Party without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed), and no such settlement shall be determinative of the Indemnifying Party’s obligations under this Article 8.

8.6Insurance

.

Payments by an Indemnifying Party under this Article 8 in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom (a) any insurance proceeds (other than R&W Insurance Policy and Environmental Insurance Policy proceeds) and (b) any indemnity, contribution or other similar payment, in each case, actually received by the Indemnified Party in respect of any such claim, net of any collection costs and any increase in premium resulting from the coverage of such Loss.  The Indemnified Party shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements (including, but not limited to, governmental reimbursement programs) for any Losses.  In the event that recovery is made under any insurance policies (other than the R&W Insurance Policy or Environmental Insurance Policy) or indemnity, contribution or other similar agreements by any Indemnified Party with respect to any Loss for which any such Indemnified Party has already been indemnified hereunder, then a refund equal to the aggregate amount of the recovery actually received by such Indemnified Party (net of any collection costs and any increase in premium resulting from the coverage for such Loss) shall be promptly made to applicable Indemnifying Party.

8.7Payments

.

Any amounts payable by the Indemnifying Party to the Indemnified Party pursuant to this Article 8 shall be made by wire transfer of immediately available funds to the account designated by the Indemnified Party within five (5) Business Days of the final determination thereof. Any payment made pursuant to Section 4.2(a) or this Article 8 shall be treated as an adjustment to the Purchase Price for Tax purposes, to the extent permitted by applicable Law.

8.8Duty to Mitigate

.

In all cases in which a Person is entitled to be indemnified in accordance with this Agreement, such Indemnified Party shall take all commercially reasonable measures to mitigate all Losses upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto; provided, however, such commercially reasonable efforts shall not require the Indemnified Party to initiate any Action in order to comply with this Section 8.8.

8.9Exclusive Remedy; No Consequential Damages, etc

.

(a)Except in the case of Fraud and subject to the right of each Party to seek specific performance, an injunction or other equitable relief pursuant to Section 11.16, if any Closing occurs, the indemnification provisions of this Article 8 shall be the sole and exclusive remedy with respect to any and all claims arising out of or relating to a Party’s breach of its representations, warranties and covenants contained in this Agreement.  In addition to the foregoing, and except in the case of Fraud, the Parties shall not be entitled to a rescission of this Agreement (or any related agreements) related to the breach of any representation, warranty, covenant or agreement contained herein; provided that nothing herein shall prevent any Buyer Indemnified Party from seeking recovery, or recovering, against the R&W Insurance Policy in accordance with its terms.

(b)UNDER NO CIRCUMSTANCES WILL EITHER PARTY BE RESPONSIBLE TO THE OTHER FOR ANY CONSEQUENTIAL, INDIRECT, EXEMPLARY, OR PUNITIVE DAMAGES OR ANY MULTIPLE THEREOF, OR ANY MULTIPLES OF REVENUE OR EBITDA. FOR PURPOSES OF DETERMINING LOSSES WITH RESPECT TO DIMINUTION IN VALUE, LOST BUSINESS OR LOST PROFITS (TO THE EXTENT AVAILABLE UNDER APPLICABLE LAW), LOSSES ARISING OUT OF OR RESULTING FROM ANY STATION PROPERTY SHALL NOT EXCEED THE AGREED LOCATION VALUE APPLICABLE TO SUCH STATION PROPERTY.

8.10Environmental Insurance Policy

.

Buyer may procure, at its option and subject to the Seller Parties’ approval, such approval not to be unreasonably withheld, an Environmental Insurance Policy as of the Initial Closing Date, on industry standard terms, covering all of the Real Property under this Agreement, and naming Buyer (and Buyer’s Affiliates) as the named insured, and also naming the Seller Parties (and the Seller Parties’ Affiliates) as additional insured thereunder. The Seller Parties shall reasonably cooperate with Buyer’s efforts and provide assistance as reasonably requested by Buyer to obtain the Environmental Insurance Policy; provided, that such cooperation and assistance shall not include any environmental sampling or testing other than environmental sampling or testing required by the underwriter of the Environmental Insurance Policy following the PSA Closing Date.  The Environmental Insurance Policy (if procured) shall have a five- (5) to ten (10) year term. Buyer, on the one hand, and Seller Parties, on the other, shall each pay half of the cost of all of the premiums, deposits, expense reimbursements and underwriting costs of obtaining the Environmental Insurance Policy (if procured) at the earlier of the Initial Closing or when due under the Environmental Insurance Policy.  Buyer shall pay any deductible or retention required by any claim on the Environmental Insurance Policy (if procured).

8.11R&W Insurance Policy

.

The policy limit under the R&W Insurance Policy shall be ten to twenty percent (10-20%) of the Base Purchase Price, and each of Buyer and the Seller Parties shall pay one-half of the cost of the R&W Insurance Policy as and when due, including all underwriting fees and Taxes related to such policy. The R&W Insurance Policy must include a full waiver of subrogation with respect to the Seller Parties, Marathon and their respective Affiliates (other than for Fraud). The Seller Parties shall cooperate with Buyer’s efforts and provide assistance as reasonably requested by Buyer to obtain, bind and maintain the R&W Insurance Policy.

9.CLOSINGS

9.1Closing Dates

.

Unless this Agreement shall have been terminated and the transactions contemplated hereby shall have been abandoned pursuant to Section 10.1, and provided that the conditions to the Closing set forth in Article 5, Article 6 and Article 7 are satisfied or waived, each of the Initial Closing and any Subsequent Closing (each, a “Closing”) shall take place through the electronic exchange of documents and signatures, at the Seller Parties’ election, either (a) simultaneously with the closing of the transactions contemplated by the Purchase and Sale Agreement or (b) at any time or times after the closing of the transactions contemplated by the Purchase and Sale Agreement; provided, that the Seller Parties and Buyer shall, prior to the Initial Closing, cooperate in good faith and mutually agree on a projected schedule for the Subsequent Closings (the “Projected Subsequent Closing Schedule”), and shall consummate such Subsequent Closings in accordance with the parameters set forth in the Projected Subsequent Closing Schedule; provided, further, that, subject to the rights and obligations of the Parties in Section 3.10, Section 3.11 and

Section 3.12, Buyer shall have the right to modify the Projected Subsequent Closing Schedule to the extent necessary to obtain any Permits, Contract Consents or Lease Consents required for any applicable Closing, in each case, to the extent that Buyer has complied with the terms of this Agreement with respect to obtaining such Permits, Contract Consents or Lease Consents.    The actual date of any Closing is referred to in this Agreement as a “Closing Date.” Each Closing shall be deemed to occur at 12:01 AM Central Time on the applicable Closing Date.

9.2Items to be Delivered by the Seller Parties

.

At each Closing, the Seller Parties shall deliver or cause to be delivered to Buyer the following documents, in each case duly executed or otherwise in proper form:

(a)A bill of sale, in the form attached hereto as Exhibit C, with such changes (if any) as the Parties reasonably shall agree to, acting in good faith, as it relates to each Closing (the “Bill of Sale”);

(b)An assignment and assumption agreement, in the form attached hereto as Exhibit D, with such changes (if any) as the Parties reasonably shall agree to, acting in good faith, as it relates to each Closing (the “Assignment and Assumption Agreement”), with respect to the applicable Assets and Assumed Liabilities other than the Real Property Leases;

(c)An assignment of lease, in the form attached hereto as Exhibit E, with such changes (if any) as the Parties reasonably shall agree to, acting in good faith, as it relates to each Closing (an “Assignment of Lease”) for each applicable Real Property Lease (if any);

(d)(i) with respect to the Initial Closing, a transition services agreement, in the form attached hereto as Exhibit F, with such changes (if any) as the Parties reasonably shall agree to, acting in good faith (the “Transition Services Agreement”) and (ii) with respect to each applicable Subsequent Closing, a schedule to the Transition Services Agreement for the applicable Station Property (each, a “Subsequent Closing TSA Schedule”);

(e)A special warranty deed (or jurisdictional equivalent) with respect to each of the applicable Owned Real Properties, in the form attached hereto as Exhibit G, with such changes (if any) as the Parties reasonably shall agree to, acting in good faith, as it relates to each Closing;

(f)The Payoff Letters evidencing the full release of Liens on any of the applicable Assets securing the Secured Indebtedness, other than Permitted Liens;

(g)A certificate of an authorized officer of each of the Seller Parties which shall certify (i) the resolutions authorizing each Seller Party to consummate all of the transactions contemplated hereby (including the sale of the Assets) and (ii) the names of the officers of each Seller Party authorized to sign this Agreement and the other documents, instruments or certificates to be delivered pursuant to this Agreement by such Seller Party or any of its officers, together with the true signatures of such officers;

(h)The Books and Records that constitute the applicable Assets;

(i)All owner’s affidavits, GAP indemnities, disclosures, governing documents or other documents reasonably and customarily required by the Title Company to induce the Title Company to issue its owner’s policy of title insurance to Buyer with respect to each applicable Owned Real Property;

(j)A statement regarding the requirements of Treasury Regulations Sections 1.1445-2(b)(2) certifying that no Seller Party is a foreign person within the meaning of the Code;

(k)Any applicable transfer tax forms and such other specific instruments of transfer, conveyance and assignment as Buyer or the Title Company may reasonably request; and

(l)The certificate required pursuant to Sections 6.1 and 6.2.

9.3Items to be Delivered by Buyer

.

(a)At the Initial Closing, Buyer shall deliver or cause to be delivered to the Seller Parties the following documents, in each case duly executed or otherwise in proper form:

(i)The R&W Insurance Policy; and

(ii)The Environmental Insurance Policy (if procured pursuant to the terms of Section 8.10).

(b)At each Closing, Buyer shall deliver or cause to be delivered to the Seller Parties the following documents, in each case duly executed or otherwise in proper form:

(i)An Assignment and Assumption Agreement;

(ii)An Assignment of Lease for each applicable Real Property Lease (if any);

(iii)(x) With respect to the Initial Closing, the Transition Services Agreement and (y) with respect to each applicable Subsequent Closing, a Subsequent Closing TSA Schedule;

(iv)A certificate of an authorized officer of Buyer which shall certify (i) the resolutions adopted by its Board of Directors (or other governing body) authorizing Buyer to consummate all of the transactions contemplated hereby (including the acquisition of the Assets), and (ii) the names of the officers of Buyer authorized to sign this Agreement and the other documents, instruments or certificates to be delivered pursuant to this Agreement by Buyer or any of its officers, together with the true signatures of such officers; and

(v)The certificate required pursuant to Sections 7.1 and 7.2.

10.TERMINATION

10.1General

.

This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, only as follows:

(a)By the mutual written agreement of Buyer and 7-Eleven;

(b)By Buyer or the Seller Parties, if the Initial Closing has not occurred on or before the Outside Date, unless the failure to consummate the Initial Closing shall be due to the failure of the Party seeking to terminate the Agreement to have satisfied any of its obligations under this Agreement;

(c)By Buyer or the Seller Parties, by written notice given before the Initial Closing, if (i) the FTC does not accept this Agreement, (ii) Buyer, the Seller Parties or their respective representatives receive notification that the staff of the FTC will not submit this Agreement for commission approval or (iii) the FTC or the staff of the FTC makes a formal determination that this Agreement does not help to resolve the antitrust concerns related to the transactions contemplated by the Purchase and Sale Agreement;

(d)Automatically without further action of any Party upon the termination of the Purchase and Sale Agreement, in accordance with its terms, prior to the closing of the transactions contemplated by the Purchase and Sale Agreement;

(e)By 7-Eleven or by Buyer, upon written notice to the other, if any court or Governmental Entity, in each case, of competent jurisdiction shall have, after the Signing Date, issued a statute, rule, regulation, order, decree or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such statute, rule, regulation, order, decree or injunction or other action shall have become final and non-appealable; provided that 7-Eleven or Buyer, as applicable, shall not have the right to terminate pursuant to this Section 10.1(e) if such action by a Governmental Entity shall be due to the failure of Buyer or 7-Eleven, respectively, to have fulfilled any of its obligations under this Agreement;

(f)By 7-Eleven, if any of the representations or warranties of Buyer set forth in Section 2.2 are not true and correct or if Buyer has failed to perform any covenant or agreement on the part of Buyer set forth in this Agreement (including an obligation to consummate any Closing) such that the condition to Closing set forth in either Section 7.1 (Accuracy of Representations) or Section 7.2 (Performance of Obligations), respectively, would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, are not cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to Buyer and (ii) the last Business Day prior to the Outside Date; provided that 7-Eleven is not then in breach of this Agreement so as to cause the condition to Closing set forth in either Section 6.1 (Accuracy of Representations) or Section 6.2 (Performance of Obligations) from being satisfied; or

(g)By Buyer, if any of the representations or warranties of any Seller Party set forth in Section 2.1 are not true and correct or if any Seller Party has failed to perform any covenant or agreement on the part of such Seller Party set forth in this Agreement (including an obligation to consummate any Closing) such that the condition to Closing set forth in either Section 6.1 (Accuracy of Representations) or Section 6.2 (Performance of Obligations), respectively, would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, are not cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Seller Parties and (ii) the last Business Day prior to the Outside Date; provided that Buyer is not then in breach of this Agreement so as to cause the condition to Closing set forth in either Section 7.1 (Accuracy of Representations) or Section 7.2 (Performance of Obligations) from being satisfied;

provided, however, that if a Party seeking termination pursuant to Section 10.1(b) is in breach in any material respect of any of its representations, warranties, covenants or agreements contained in this Agreement, including such Party’s failure to satisfy any condition to Closing that is within the control of such Party, then such Party may not terminate this Agreement pursuant to such Section 10.1(b).

10.2Post-Termination Obligations; Deliverables

.

To terminate this Agreement as provided in Sections 10.1(b), (c), (e), (f) or (g), the terminating Party shall provide the other Party with written notice of its election to terminate this Agreement, and upon delivery of such written notice in accordance with Section 11.6:

(a)The transactions contemplated hereby shall be terminated, without further action by any Party (except for a termination after the Initial Closing pursuant to Section 10.1(e), in which case, the transactions contemplated hereby shall be terminated solely with respect to any Assets and Assumed Liabilities that have not been transferred to or assumed by Buyer and, without further action by any Party, each Station Property not previously transferred to Buyer shall become a Removed Property; provided, however, that to the fullest extent permitted by the applicable action of a Governmental Entity resulting in such termination right, Buyer shall acquire and the Seller Parties shall sell and convey to Buyer a Replacement Property with respect to any such Station Property that becomes a Removed Property, in each case subject to and in accordance with Section 3.11;

(b)Solely with respect to a termination after the Initial Closing pursuant to Section 10.1(e), this Agreement shall remain in full force and effect solely with respect to those Assets and Assumed Liabilities that have been transferred to and assumed by Buyer, respectively, at a Closing prior to such termination;

(c)Buyer shall return or destroy all Confidential Information (as defined in the Confidentiality Agreement) upon 7-Eleven’s request in accordance with the Confidentiality Agreement (and subject to the exemptions set forth therein); and

(d)All Confidential Information (as defined in the Confidentiality Agreement) received or accumulated by Buyer or its representatives relating to the Business shall be treated as confidential pursuant to the terms of the Confidentiality Agreement and Section 3.1(b) of this Agreement, notwithstanding the termination of this Agreement.

10.3No Liabilities in Event of Termination

.

Except as provided in Section 10.2(b), if this Agreement is terminated as provided in Section 10.1, then this Agreement shall forthwith become wholly void and of no further force and effect, and there shall be no liability under this Agreement on the part of Buyer or the Seller Parties, except (a) as set forth in this Section 10.3, and (b) that the respective obligations of Buyer or the Seller Parties, as the case may be, under Section 10.2, shall remain in full force and effect; provided, however, that if such termination is a direct result of the willful and material breach by a Party of any of its representations, warranties, covenants or agreements set forth in this Agreement, then such Party shall be liable for any and all Losses (including, with respect to Buyer, its Transaction Expenses) incurred by the other Party as a result of such breach, failure or termination. For purposes of this Section 10.3, the term “willful and material breach” shall mean a material breach of, or material failure to perform any of the covenants or other agreements contained in, this Agreement that is a consequence of an intentional act or failure to act by the breaching or non-performing Party performed or omitted by such Party with the actual knowledge and intent that such Party’s act or failure to act would result in or constitute a material breach of or material failure of performance under this Agreement.  If this Agreement is terminated pursuant to Section 10.1(d), then Buyer shall promptly deliver to 7-Eleven a schedule setting forth its out-of-pocket expenses, including reasonable attorneys’ fees, incurred prior to such termination in connection with this Agreement and the transactions contemplated hereby (the “Transaction Expenses”), and within five (5) Business Days of its receipt of such schedule, 7-Eleven shall pay to Buyer, by wire transfer of immediately available funds, an amount equal to the Transaction Expenses, up to a maximum of $1,250,000. Notwithstanding anything to the contrary in this Agreement, (i) Buyer’s right to receive reimbursement for the Transaction Expenses pursuant to this Section 10.3 shall be the sole and exclusive remedy of Buyer or any of its Affiliates against the Seller Parties or any of their respective Affiliates or any of their respective stockholders, partners, members or representatives for any and all Losses that may be suffered based upon, resulting from or arising out of the circumstances giving rise to such termination pursuant to Section 10.1(d), and (ii) upon payment of the Transaction Expenses to Buyer, none of the Seller Parties nor any of their respective Affiliates or any of their respective stockholders, partners, members or representatives shall have any further liability or obligation relating to or arising out of the Seller Parties’ failure to consummate the transactions contemplated by this Agreement.

11.MISCELLANEOUS

11.1Publicity

.

The Parties agree that, from and after the Signing Date, no public release, public written statement or public announcement concerning the transactions contemplated by this Agreement shall be issued or made without the prior written consent of both Parties (such consent not to be unreasonably withheld, conditioned or delayed), except for the content of any such release or announcement that is required by Law, including the rules or regulations of any United States or foreign securities exchange, which release or announcement shall be made available to the other Party for its review as soon as reasonably practicable prior to such disclosure.

11.2Assignment

.

Except to the extent otherwise expressly set forth in this Agreement, no Party may assign, transfer or encumber this Agreement, or its rights or obligations hereunder, in whole or in part, voluntarily or by operation of Law, without the prior written consent of the other Party; provided, however, that in connection with any Closing, notwithstanding anything to the contrary contained herein, Buyer shall be entitled to designate one or more of its Affiliates to purchase specified Assets and assume specified Assumed Liabilities; provided, further, that no assignment by either Party shall relieve the assigning Party of any of its obligations hereunder, and any attempted assignment, transfer or Lien without such consent shall be void and without effect.

11.3Parties in Interest

.

This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and permitted assigns.  Except as expressly provided herein, this Agreement is not intended to and does not confer upon any Person other than the Parties any rights or remedies hereunder.

11.4Amendment

.

No modifications, amendments or supplements to this Agreement shall be valid and binding unless set forth in a written agreement executed and delivered by the Parties.

11.5Waiver

.

No waiver by any Party of any of the provisions of this Agreement shall be effective unless set forth in a written instrument executed and delivered by the Party so waiving.  Except as provided in the preceding sentence, no action taken pursuant to this Agreement shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement and in any documents delivered or to be delivered pursuant to this Agreement and in connection with any Closing under this Agreement.  The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

11.6Notices

.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given by delivery in person, E-mail (followed by overnight courier), delivery by a nationally recognized overnight courier or by registered or certified mail (postage prepaid, return receipt requested) to the other Parties as follows:

TO BUYER:	CrossAmerica Partners LP 645 West Hamilton Street, Suite 500 Allentown, Pennsylvania 18101 Attention: Keenan Lynch E-mail: klynch@caplp.com

With a copy (which shall not constitute notice) to:	Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square 920 N. King Street Wilmington, Delaware 19801 Attention: Allison L. Land E-mail: allison.land@skadden.com

TO THE SELLER PARTIES:	7-Eleven, Inc. 3200 Hackberry Road Irving, Texas 75063 Attention: Vice President, Mergers & Acquisitions and Senior Counsel, Mergers & Acquisitions E-mail: legal@7-11.com

With a copy (which shall not constitute notice) to:	Akin Gump Strauss Hauer & Feld LLP 2300 N. Field Street, Suite 1800 Dallas, Texas 75201 Attention: Thomas Yang E-mail: tyang@akingump.com or to such other person or address as any Party shall have specified by notice in writing to the other Party.  If personally delivered, then such communication shall be deemed delivered upon actual receipt.  If sent by E-mail, then such communication shall be deemed delivered the day of the transmission or, if the transmission is not made on a Business Day, the first Business Day after transmission.  If sent by overnight courier, then such communication shall be deemed delivered on the first Business Day after deposit with the courier.  If sent by U.S. mail, then such communication shall be deemed delivered as of the date of delivery indicated on the receipt issued by the relevant postal service or, if the addressee fails or refuses to accept delivery, as of the date of such failure or refusal.

11.7Expenses

.

Regardless of whether or not the transactions contemplated hereby are consummated and except to the extent otherwise expressly set forth in this Agreement, all expenses incurred by the Parties in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby shall be borne solely and entirely by the Party that has incurred such expenses.

11.8Section Headings; Table of Contents; Interpretation

.

The Section headings contained in this Agreement and the Table of Contents to this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. Any matter disclosed in any section of the Disclosure Schedules shall be considered disclosed with respect to each other section of the Disclosure Schedules to the extent the relevance thereto is reasonably apparent. Whenever the words “include,” “includes,” “including” and words of similar import are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” unless otherwise expressly specified. The word “or” shall not be exclusive. This Agreement was prepared jointly by the parties hereto and no rule that it be construed against the drafter will have any application in its construction or interpretation.

11.9Joint and Several Obligations

.

All obligations of the Seller Parties under this Agreement shall be joint and several and enforceable in full against each Seller Party following the execution of this Agreement or a Joinder, as applicable, by such Seller Party.

11.10Severability

.

If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, then such provisions shall be construed so that the remaining provisions of this Agreement shall not be affected, but shall remain in full force and effect, and any such illegal, void or unenforceable provisions shall be deemed, without further action on the part of any person or entity, to be modified, amended and/or limited, but only to the extent necessary to render the same valid and enforceable in the applicable jurisdiction.

11.11No Strict Construction

.

Notwithstanding the fact that this Agreement has been drafted or prepared by one of the Parties, each Party confirms that both it and its counsel have reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the Parties.  The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

11.12Governing Law; Jurisdiction; Venue; Waiver of Jury Trial

.

The Parties agree that this Agreement and all matters arising from or relating to this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflict of law principles thereof.  The Parties hereto irrevocably and unconditionally submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in and for New Castle County or, if the Court of Chancery lacks jurisdiction over such matter, any federal or state court having jurisdiction over the matter situated in New Castle County, Delaware, in any action or proceeding arising out of or relating to this Agreement, and each of the Parties hereto irrevocably and unconditionally agrees that all Actions in respect of any such action or proceeding may be heard and determined in such state court or, to the fullest extent permitted by applicable Law, in such federal court.  Without limitation of other means of service, the Parties hereto agree that service of any process, summons, notice or document with respect to any action, suit or proceeding may be served on it in accordance with the notice provisions set forth in Section 11.6.  The Parties hereto irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  The Parties hereto each agree that a final judgment in any such suit, action or proceeding brought in an appropriate court pursuant to this Section 11.12 shall be conclusive and binding upon the Parties hereto, as the case may be, and may be enforced in any other courts to whose jurisdiction the Parties hereto, as the case may be, is or may be subject, by suit upon such judgment.  TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, The Parties hereby waive their respective rights to a trial by jury of any claim or cause of action arising out of or relating to Buyer’s investigation of the Business, the Assets, this Agreement, the negotiation and execution of this Agreement or any Contract entered into pursuant hereto (except to the extent otherwise expressly set forth therein) or the performance by the Parties of its or their terms in any suit, action or proceeding of any type brought by one Party against the other, regardless of the basis of the claim or cause of action.

11.13Entire Agreement

.

This Agreement, together with the Schedules and Exhibits hereto constitute the entire agreement between the Parties, and supersede all prior agreements and understandings, oral and written, between the Parties, with respect to the subject matter of this Agreement.

11.14Time of Essence

.

With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

11.15Prevailing Party

.

If any Action is commenced by any Party to enforce its rights under this Agreement against any other Party, all fees, costs and expenses, including reasonable attorneys’ fees and court costs, incurred by the prevailing Party in such Action shall be reimbursed by the losing Party; provided that, if a Party to any such Action prevails in part, and loses in part, the court or other adjudicator presiding over such Action shall award a reimbursement of the fees, costs and expenses incurred by the substantially prevailing Party.

11.16Specific Performance

.

The Parties acknowledge and agree that the failure of any Party to perform under this Agreement will cause an actual, immediate and irreparable harm and injury and that the other Party would not have any adequate remedy at law or in equity in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached prior to the final Closing. Accordingly, it is agreed that, except where this Agreement is properly terminated in accordance with Article 10, each Party shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement by the other Parties prior to the final Closing and to enforce specifically the terms and provisions of this Agreement and any other agreement or instrument executed in connection herewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies that any party may have under this Agreement or otherwise.  Each Party further agrees not to assert that a remedy of specific performance is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the other Parties otherwise have an adequate remedy at law. To the extent the Parties bring any Action to enforce specifically the performance of the terms and provisions of this Agreement and any other agreement or instrument executed in connection herewith in accordance with this Section 11.16, the Outside Date shall automatically be extended by (i) the amount of time during which such Action is pending, plus twenty (20) Business Days, or (ii) such other time period established by the court presiding over such Action.

11.17Counterparts

.

This Agreement may be executed by facsimile or other electronic signature (including by .pdf) and in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.18Definitions

.

For purposes of this Agreement, the term:

“7-Eleven” has the meaning set forth in the preamble of this Agreement.

“7-Eleven Benefit Plans” means (i) each material “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, including without limitation, each “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) and (ii) each collective bargaining and each other material incentive, bonus, employment, consulting, performance award, phantom equity, stock or stock-based award, deferred compensation, pension, profit sharing, retirement, post-retirement, employment, consulting, severance, termination, change in control, retention, supplemental retirement, vacation or other paid-time off, sickness, life or other insurance, disability, welfare, fringe benefit and similar contract, agreement, plan, program, policy or arrangement that is entered into, sponsored or maintained, by 7-Eleven or any of its subsidiaries or Affiliates as of the Signing Date in which any Business Employee participates or to which any Business Employee is subject or party, excluding, in each case, any of the foregoing that is (A) maintained by a Governmental Entity to which any of the Seller Parties or their respective Affiliates contributes (or has the obligation to contribute) as required by applicable Law or (B) a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 4001(a)(3) of ERISA.

“7-Eleven Station Property” means any Station Property owned or leased and operated by 7-Eleven as of the date hereof and included in the Assets.

“Accounting Firm” has the meaning set forth in Section 4.15(b).

“Accounting Standards” means generally accepted accounting principles, IFRS or any other accounting standard used by a substantial number of publicly traded corporations or significant segments of the accounting profession, as adopted by the Seller Parties from time to time.

“Accrued PTO” means accrued and unpaid paid time off or other leave or other arrangements with respect to the Transferred Employees.

“Accrued PTO Amount” means the amount of Accrued PTO as of the applicable Closing.

“Acquisition Form 8-K” has the meaning set forth in Section 4.15(a).

“Action” means any action, claim, counterclaim, complaint, investigation, mediation, proceeding, petition, audit, suit or arbitration, whether civil or criminal, at law or in equity by or before any Governmental Entity.

“Actual Accrued PTO Amount” has the meaning set forth in Exhibit A-1.

“Actual Inventory Value” has the meaning set forth in Exhibit A.

“Actual Proration Amount” has the meaning set forth in Exhibit A-1.

“Affiliate” means any Person that directly, or indirectly through one of more intermediaries, controls or is controlled by or is under common control with the Person specified.  For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by Contract or otherwise and, in any event and without limitation of the previous sentence, any Person owning 20% or more of the voting securities and/or the rights to distributions of another Person shall be deemed to control that Person.

“Agreed Location Value” has the meaning set forth in Section 1.6.

“Agreement” has the meaning set forth in the preamble of this Agreement.

“Allocation” has the meaning set forth in Section 1.5.

“Ancillary Agreements” means the Bill of Sale, the Assignment and Assumption Agreement and the Transition Services Agreement.

“Anti-Corruption Laws” means all laws, rules and regulations of any jurisdiction applicable to Buyer or any of its subsidiaries from time to time concerning or relating to bribery or corruption.

“Anti-Money Laundering Laws” means the USA PATRIOT Act, the Money Laundering Control Act of 1986, the Bank Secrecy Act, and the rules and regulations promulgated thereunder, and corresponding laws of the jurisdictions in which Buyer or any of its subsidiaries operates.

“Applicable Closing Purchase Price” has the meaning set forth in Section 1.4(c).

“Assets” has the meaning set forth in Section 1.1.

“Assignment and Assumption Agreement” has the meaning set forth in Section 9.2(b).

“Assignment of Lease” has the meaning set forth in Section 9.2(c).

“Assumed Contracts” has the meaning set forth in Section 1.1(g).

“Assumed Liabilities” has the meaning set forth in Section 1.3(b).

“Bankruptcy and Equity Principles” has the meaning set forth in Section 2.1(b).

“Base Purchase Price” has the meaning set forth in Section 1.4(a).

“Benefit Plans” means, collectively, the 7-Eleven Benefit Plans and the Speedway Benefit Plans.

“Bill of Sale” has the meaning set forth in Section 9.2(a).

“Books and Records” has the meaning set forth in Section 1.1(h).

“Business” means the ownership and operation of a motor fuels retail business, including ancillary businesses such as convenience stores, as conducted solely at the locations identified on Section 11.18(a) of the Disclosure Schedule.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the State of Texas, the State of New York or the Commonwealth of Pennsylvania are authorized or required by Law to be closed.

“Business Employees” has the meaning set forth in Section 4.3(a).

“Business Intellectual Property” means the Intellectual Property owned or licensed from third parties (other than nonexclusive commercially available licenses) by the Seller Parties, Marathon or their respective Affiliates and exclusively used or exclusively held for use in the Business.

“Business Permits” has the meaning set forth in Section 1.1(f).

“Business Third Party Leases” has the meaning set forth in Section 1.1(d).

“Buyer” has the meaning set forth in the preamble of this Agreement.

“Buyer Entities” means each of CAPL JKM Partners LLC, a Delaware limited liability company, Joe’s Kwik Marts LLC, a Delaware limited liability company, CAPL JKM Realty Holdings LLC, a Delaware limited liability company, and CAPL JKM Wholesale LLC, a Delaware limited liability company.

“Buyer Indemnified Parties” has the meaning set forth in Section 8.2(a).

“Buyer Retirement Plan” has the meaning set forth in Section 4.3(e).

“Casualty Event” has the meaning set forth in Section 4.4(a).

“Casualty Event Notice” has the meaning set forth in Section 4.4(b).

“Casualty Loss Adjustment Site” has the meaning set forth in Section 4.4(c).

“Casualty Loss Amount” means, with respect to a Casualty Event, the estimated cost to repair or restore the Damaged Station Property in accordance with Section 4.5.  The Casualty Loss Amount in respect of any Damaged Station Property shall be determined upon the mutual agreement of the Seller Parties and Buyer in good faith.  In the event the Seller Parties and Buyer cannot agree on the Casualty Loss Amount in respect of any Damaged Station Property, the Casualty Loss Amount shall be determined by an independent contractor mutually acceptable to the Seller Parties and Buyer, and the expense of such independent contractor shall be shared equally by Buyer, on the one hand, and the Seller Parties, on the other hand.

“Closing” has the meaning set forth in Section 9.1.

“Closing Date” has the meaning set forth in Section 9.1.

“Closure or No Further Action Letter” means either: (a) a letter or written determination from the applicable Governmental Entity that no further environmental investigation, remediation or monitoring of Hazardous Materials is required for the Real Property to be used for commercial use (including, but not limited to, as a gas station and convenience store, but not a sensitive use such as a daycare, residential or health care facility), or (b) when all necessary Remediation Activities have been completed to meet applicable clean-up standards based on the commercial or industrial use of the applicable Station Property under applicable Environmental Laws.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” has the meaning set forth in Section 2.1(p)(i).

“Commercially Reasonable SW Efforts” means commercially reasonable efforts by the Seller Parties to cause Marathon and its Affiliates to comply with the Seller Parties’ covenants contained herein which are to be performed prior to any Closing with respect to the Speedway Station Properties, which efforts will require the Seller Parties request that Marathon and its Affiliates take or refrain from taking any actions or inactions expressly set forth in the pre-closing covenants of Marathon in the Purchase and Sale Agreement to the extent such compliance would be required by the terms of the Seller Parties’ covenants contained herein which are to be performed prior to such Closing; provided, that under no circumstances would Seller be required to institute or pursue any Actions against Marathon or its Affiliates.

“Commitment” has the meaning set forth in Section 3.8.

“Condemnation Action” has the meaning set forth in Section 4.5(a).

“Confidential Business Information” has the meaning set forth in Section 3.1(c).

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated September 14, 2020, by and between 7-Eleven and CrossAmerica Partners LP.

“Consent Order” means the final Decision and Order and related agreements (in each case, as well as all documents and appendices incorporate therein) entered by the FTC in connection with the consummation of the transactions contemplated by the Purchase and Sale Agreement.

“Contract Consents” has the meaning set forth in Section 3.10.

“Contract(s)” means any indenture, mortgage, deed of trust, lease, licensing agreement, contract, instrument or other agreement (whether written or oral, and whether express or implied), that is legally binding, including all modifications, amendments and supplements thereto.

“Copyrights” means all copyrights (including all registrations and applications to register the same, and all unregistered copyrights).

“Covered Contamination” means (A) the Environmental Liabilities associated with the open remediation cases set forth on Section 11.18(h) of the Disclosure Schedules and (B) any Release of Hazardous Material at a Station Property which (x) first occurs between the Signing Date and  the applicable Closing, (y) is identified by or disclosed to 7-Eleven prior to the applicable Closing, and (z) based on conditions in existence at the applicable Closing, is required by Law to be remediated and reported to the applicable Governmental Entity pursuant to Environmental Law.

“COVID-19 Conditions” means conditions arising from the COVID-19 pandemic, including as a result of actions of Governmental Entities, customers and suppliers taken in connection with the pandemic.

“Damaged Station Property” has the meaning set forth in Section 4.4(b).

“Disclosure Schedules” means the disclosure letter referred to in, and delivered to Buyer pursuant to, this Agreement.

“EBITDA” means store-level EBITDA calculated in a manner consistent with the methodology set forth in Section 11.18(b) of the Disclosure Schedules.

“Environmental Insurance Policy” means a pollution legal liability insurance policy on terms reasonably acceptable to the Seller Parties and Buyer.

“Environmental Law” means any Law promulgated on or prior to the applicable Closing Date or any common law principle relating to public health and safety, worker/occupational health and safety (due to exposure to Hazardous Materials), pollution or protection of the environment or natural resources (including all those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, storage, disposal, distribution, importing, labeling, testing, discharge, Release, threatened Release, investigation, control or cleanup of any Hazardous Material).

“Environmental Liabilities” means all Liabilities arising under or relating to (i) any actual or alleged violation of, or liability arising under, any Environmental Laws or Environmental Permits or (ii) the presence, Release, cleanup or control of, or exposure to, Hazardous Materials.

“Environmental Permits” means all Permits required by Environmental Laws.

“Equipment” means all equipment (including any car wash equipment), machines, point of sale systems (including all point of sale hardware), materials and furniture (but excluding the Fuel Equipment), whether owned or leased, to the extent exclusively used or exclusively held for use in connection with the Business or used or held for use at any Owned Real Property.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the related regulations and published interpretations.

“Estimated Accrued PTO Amount” has the meaning set forth in Section 1.4(a).

“Estimated Closing Statement” has the meaning set forth in Section 1.4(a).

“Estimated Inventory Value” has the meaning set forth in Exhibit A.

“Estimated Proration Amount” has the meaning set forth in Exhibit A-1.

“Excluded Assets” has the meaning set forth in Section 1.2.

“Excluded Liabilities” has the meaning set forth in Section 1.3(a).

“Excluded Marks” has the meaning set forth in Section 4.6.

“Excluded Records” has the meaning set forth in Section 1.2(d).

“Final Business Employee List” has the meaning set forth in Section 4.3(a).

“Financials Deadline” has the meaning set forth in Section 4.15(a).

“Financial Statements” has the meaning set forth in Section 2.1(d).

“FLSA” has the meaning set forth in Section 2.1(p)(ii).

“Fraud” means (a) a false representation by a Person, (b) made with knowledge or belief of its falsity, (c) the intent of inducing another Person to act, or refrain from acting, (d) such other Person’s action or inaction resulted from a reasonable reliance on the representation and (e) such reliance resulted in Losses of such other Person, and which shall expressly exclude any other claim of fraud that does not include the elements set forth in this definition, including constructive fraud, negligent misrepresentation or any similar theory.

“FTC” means the United States Federal Trade Commission.

“Fuel Equipment” means all fuel fixtures and equipment, including all petroleum pumps and dispensers, dispenser pans or under-dispenser containers and overfill sumps, vapor recovery equipment, automatic tank gauges, leak detectors, underground and aboveground fuel storage tanks and associated piping, canopies, point of sale systems (including all point of sale hardware), electronic price signs, fuel lines, fittings and connections and other related equipment primarily used or primarily held for use in connection with the Business or attached to or affixed to, located at, or used or held for use at any Real Property.

“GAAP” means generally accepted accounting principles in the United States of America, applied on a consistent basis during the period covered thereby.

“Governmental Entity” means any United States federal, state, county or city or any supra-national or foreign government, political subdivision, regulatory, self-regulatory, tribal or administrative authority, instrumentality, agency, bureau, board, commission, court, arbitral body or other tribunal of competent jurisdiction.

“Hazardous Material” means any material, substance or waste which is regulated by, or for which liability or standards of conduct may be imposed under, Environmental Law, including any material, substance or waste defined or regulated in any Environmental Law as a hazardous substance, hazardous waste, hazardous material, solid waste, toxic substance, toxic waste, pollutant or contaminant, and including petroleum or any fraction thereof, petroleum products, natural gas, natural gas liquids, asbestos and asbestos-containing materials, toxic mold, radon, per- or polyfluoroalkyl substances, urea formaldehyde and polychlorinated biphenyls.

“Historical Audited Financial Statements” has the meaning set forth in Section 4.15(a).

“IFRS” means the International Financing Reporting standards issued by the International Accounting Standards Board and the interpretations thereof developed by the IFRS Interpretations Committee and approved by the International Accounting Standards Board.

“Improvements” means any owned or leased (as the case may be) buildings, gasoline canopies or fixtures (including building foundations and other structural aspects, HVAC, electrical, lighting, ventilating, heating and air-conditioning equipment, refrigeration equipment, plumbing, sewer lines and roofs), electronic price signs, electric service, fire suppression system, signage and lighting, parking areas or lots, sidewalks, ramps and other improvements exclusively used or exclusively held for use in connection with the Business or attached to or affixed to, located at, or used or held for use at any Owned Real Property.

“In-Store Cash” has the meaning set forth in Exhibit A.

“Indebtedness” means without duplication, (a) any indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money (including any unpaid principal, accrued and unpaid interest, related expenses and prepayment penalties in connection therewith), (b) any indebtedness or other liability evidenced by any note, bond, debenture or other debt security, (c) any Liability arising out of interest rate or currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates (valued at the termination value thereof), (d) any reimbursement under letters of credit or similar transactions, (e) any amounts owing as deferred purchase price for properties or services, including any unearned but unpaid “earnout” payments, (f) any guarantees on behalf of third parties with respect to any obligation described in the preceding clauses (a) through (e), (g) any accrued and unpaid interest owed with respect to any obligation described in the preceding clauses (a) through (f), and (i) any fees, expenses, pre-payment penalties or breakage costs attributable to or arising under the terms of any obligation described in the preceding clauses (a) through (g).

“Indemnification Notice” has the meaning set forth in Section 8.4.

“Indemnified Party” has the meaning set forth in Section 8.4.

“Indemnifying Party” has the meaning set forth in Section 8.4.

“Initial Business Employee List” has the meaning set forth in Section 4.3(a).

“Initial Closing” has the meaning set forth in Section 1.4(b).

“Initial Closing Date” has the meaning set forth in Section 1.4(b).

“Initial Closing Properties” means all Station Properties that are transferred to Buyer at the Initial Closing.

“Initial Closing Purchase Price” has the meaning set forth in Section 1.4(b).

“Intellectual Property” means all Patents, Trademarks, Copyrights and Trade Secrets in any jurisdiction, in each case, to the extent recognized under the Laws of such jurisdiction and, in each case, including such rights that are embodied in software.

“Interim Financial Statements” has the meaning set forth in Section 4.15(a).

“Inventory” means fuel inventory, merchandise inventory (of every type and description, including alcohol and alcoholic beverages), supplies inventory and other consumable items not intended for retail sale, food service inventory, and all In-Store Cash; provided, however, that Inventory does not include any inventory that cannot be transferred pursuant to applicable Law; provided, further, that Buyer and the Seller Parties shall enter into a mutually acceptable agreement to provide any such assets to Buyer.

“Inventory Value” means the aggregate value of the Inventory determined in accordance with Exhibit A.

“IRS” has the meaning set forth in Section 2.1(q)(ii).

“Joinder” has the meaning set forth in Section 3.9.

“Knowledge of 7-Eleven” shall mean the actual knowledge, after reasonable inquiry, of the individuals set forth on Section 11.18(c) of the Disclosure Schedules.

“Law(s)” means any law, statute, code, rule, regulation, constitution, treaty, order, injunction, ordinance, judgment, decree or other pronouncement or restriction of any Governmental Entity.

“Lease Consents” has the meaning set forth in Section 3.11(a).

“Leased Real Properties” means all real property (including Seller Parties’ right, title and interest in and to the buildings and improvements located thereon pursuant to the terms of the applicable Real Property Leases) leased by the Seller Parties (or with respect to which the Seller Parties have the right to acquire and assume the related lease) as lessee or sublessee that is exclusively used or exclusively held for use in the Business (whether or not further subleased), as set forth on Section 11.18(d) of the Disclosure Schedules.

“Liability” or “Liabilities” means and shall include any direct or indirect liability or obligation, whether fixed or unfixed, known or unknown, asserted or unasserted, liquidated or unliquidated, secured or unsecured, joint or several, absolute or contingent, accrued or unaccrued, whether called a liability, obligation, indebtedness, guaranty, endorsement, claim or responsibility or otherwise.

“Lien” means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind.

“Like-Kind Exchange” has the meaning set forth in Section 4.2(f).

“Loss” means all debts, Liabilities, losses, damages, judgments, awards, Taxes, penalties, settlements, costs and expenses (including interest, court costs and reasonable fees and expenses of attorneys and expert witnesses) of investigating, defending or asserting any of the foregoing.

“Marathon” has the meaning set forth in the recitals.

“Material Adverse Effect” means any fact, change, circumstance, development, effect, condition, occurrence or event that has, had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, operations, results of operations or condition (financial or otherwise) of the Business, taken as a whole or (ii) the ability of the Seller Parties to perform their obligations under this Agreement or to consummate the transactions contemplated hereby, other than, for purposes of clause (i), any fact, change, circumstance, development, effect, condition, occurrence or event resulting from or arising out of the following matters shall not constitute or contribute to a Material Adverse Effect:

(a)general economic conditions in the United States;

(b)the financial, banking, currency or capital markets in general (whether in the United States or any other country or in any international market in which the Business operates or globally), including changes in (i) financial or market conditions, (ii) currency exchange rates or currency fluctuations, (iii) prevailing interest rates or credit markets and (iv) the price of commodities or raw materials;

(c)the retail fuel or convenience store industry generally;

(d)local, national or international political or social actions or conditions in jurisdictions where the Business operates, including protests, civil unrest, the engagement by any country in which the Business operates in hostilities, whether commenced before or after the Signing Date, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack;

(e)natural disasters, manmade disasters, epidemics, pandemics or disease outbreaks (including the COVID-19 virus and including actions of Governmental Entities taken in connection with or in response to any such epidemics, pandemics or disease outbreaks);

(f)changes in Law, GAAP or other applicable accounting standards or interpretations thereof after the Signing Date;

(g)any failure to meet internal projections, public estimates or expectations with respect to the Business (it being understood that the underlying causes of such failure may be taken into consideration in determining whether a Material Adverse Effect has occurred); or

(h)the announcement of, or the taking of any action expressly required by, this Agreement and the other agreements contemplated hereby.

provided, however, any fact, change, effect, circumstance, development, condition, occurrence or event resulting from or arising out of clauses (a) through (f) may nonetheless be taken into consideration in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur to the extent such fact, change, effect, circumstance, development, condition, occurrence or event has a materially disproportionate impact on the Business, taken as a whole, as compared to similarly situated businesses in the same industry.

“Material Business Permits” has the meaning set forth in Section 2.1(h).

“Material Defects” has the meaning set forth in Section 3.8(d).

“Material Title or Survey Defect” has the meaning set forth in Section 3.8(d).

“Monthly Reconciliation Payment” has the meaning set forth in Section 1.8(b).

“Notice Period” has the meaning set forth in Section 8.5(b).

“Order” means any order, writ, injunction, judgment, plan or decree of any Governmental Entity.

“Ordinary Course of Business” means, with respect to any Person or business, the ordinary course of business consistent with the applicable Person’s or business’s past custom and practice; provided that, actions taken (or omitted) in response to the COVID-19 Conditions shall be deemed Ordinary Course of Business, so long as such actions (or omissions) are consistent with reasonable commercial practice in response to such COVID-19 Conditions.

“Outside Date” means the outside date fixed by the FTC in the Consent Order.

“Owned Real Properties” means the real property (including land and buildings and Improvements located thereon) owned by the Seller Parties (or that the Seller Parties have the right to acquire) exclusively used or exclusively held for use in the operation of the Business, as set forth on Section 11.18(e) of the Disclosure Schedules.

“Partial Condemnation Action” has the meaning set forth in Section 4.5(b).

“Party” or “Parties” means Buyer and/or the Seller Parties, as the case may be.

“Patents” means issued patents and pending patent applications, including all continuations, divisionals, continuations-in-part and provisionals, and patents issuing on any of the foregoing, and all reissues, reexaminations, substitutions, renewals and extensions of any of the foregoing, issued or filed under the applicable Laws of the United States or any other jurisdiction or under any international convention, including all rights in inventions and improvements thereto (whether or not patentable or reduced to practice).

“Payoff Letters” means, with respect to each Closing, customary payoff letters provided by the holders of Secured Indebtedness, if any, to the Seller Parties, which payoff letters shall (a) evidence the aggregate amount of such Secured Indebtedness, including any accrued interest and any fees, outstanding as of the applicable Closing Date and (b) state that, if such aggregate amount so identified is paid to such lender on the applicable Closing Date, such Secured Indebtedness shall be repaid in full and that all Liens relating to such Secured Indebtedness and secured by any Assets will be irrevocably and unconditionally released in full.

“Permits” means all approvals, permits, certifications, registrations, exemptions, licenses or other authorizations of Governmental Entities.

“Permitted Liens” means (a) statutory Liens arising by operation of Law with respect to a Liability incurred in the Ordinary Course of Business and which is not due and payable or are contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (b) requirements and restrictions of zoning, environmental, licensing, permitting, building and other Laws (provided, however, that the same individually and in the aggregate do not materially interfere with the current operation or use of the Assets or the Business and specifically excluding any violations of any such Laws, requirements or restrictions); (c) Liens for Taxes (i) that are not due or (ii) that are being contested in good faith by appropriate proceedings; (d) rights to Business Intellectual Property granted in the Ordinary Course of Business; (e) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’ or other like Liens and security obligations that are not due and payable or are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (f) all encroachments, overlaps, overhangs, variations in area or measurement, rights of parties under the Third Party Leases, servitudes or easements (including conservation easements and public trust easements, rights-of-way, road use Contracts, covenants, conditions, restrictions, reservations, licenses, and any other nonmonetary matters of public record) or any other matters not of record, and matters which would be disclosed by an accurate survey or physical inspection of the Real Property (provided, however, that the same (x) individually and in the aggregate do not materially interfere with the current and ongoing use and operation of or materially detract from the value of the applicable Asset affected thereby, nor materially interfere with or impair the operation of the Business conducted thereon as currently conducted, and (y) do not, individually or in the aggregate, constitute a breach or violation of any Law that would be, individually or in the aggregate, material to the Business); (g) Liens incurred or deposits made in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance and other types of social security (other than pursuant to Section 303(k) of ERISA or Section 4068 of ERISA or Section 430(k) of the Code) or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, performance and return of money bonds and similar obligations; (h) Liens arising under conditional sales Contracts and equipment leases with third parties entered into in the Ordinary Course of Business; (i) Liens approved by Buyer or incurred as a result of any action by, through or under Buyer or its Affiliates; (j) Liens granted to any lender at any Closing in connection with any financing by Buyer of the transactions contemplated hereby; (k) matters set forth in the Commitment and not objected to by Buyer prior to the Title Objection Date (or the Additional Objection Date, as applicable) (excluding the standard printed conditions and exceptions); (l) any Lien which the Title Company agrees to insure over; provided, however, in each case (other than with respect to the foregoing clause (j)), that none of the foregoing shall include Liens securing Indebtedness for borrowed money; (m) the terms, conditions and provisions of the Real Property Leases; (n) any landlord’s lien granted in favor of the lessors under the Real Property Leases; (o) any Liens, encumbrances, or other matters solely affecting title to the fee estate underlying the Leased Real Properties; and (p) any right, title or interest of any lessor, sublessor or licensor under any of the Real Property Leases.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, a trust or any other entity or organization, including a Governmental Entity.

“PMPA” means the Petroleum Marketing Practices Act, 15 U.S.C. Section 2801-2806 (1978), as amended.

“Post-Closing Period” means any taxable period beginning after the applicable Closing Date.

“Pre-Closing Casualty List” has the meaning set forth in Section 4.4(a).

“Pre-Closing Condemnation List” has the meaning set forth in Section 4.5(a).

“Pre-Closing Period” means any taxable period ending on or before the applicable Closing Date.

“Prepared Financial Statements” has the meaning set forth in Section 4.15(a).

“Projected Subsequent Closing Schedule” has the meaning set forth in Section 9.1.

“Proration Amounts” has the meaning set forth in Section 1.7.

“PSA Closing Date” means the date on which the closing of the transactions contemplated by the Purchase and Sale Agreement occurs or has occurred.

“Purchase and Sale Agreement” has the meaning set forth in the recitals.

“Purchase Price” has the meaning set forth in Section 1.4(a).

“R&W Insurance Policy” means the Buyer-side representation and warranty insurance policy to be obtained by Buyer to be issued to Buyer on terms and conditions reasonably satisfactory to Buyer and the Seller Parties.

“Real Property” means, collectively, the Owned Real Properties and the Leased Real Properties.

“Real Property Lease” means any lease, sublease or other similar Contract pursuant to which any Seller Party leases or subleases any Leased Real Property (including all amendments, modifications, assignments or guaranties thereof).

“Reconciliation Amount” has the meaning set forth in Section 1.8(a).

“Rejected Property” means, collectively, the Station Properties rejected by Buyer and removed from the Assets pursuant to the terms and conditions of Section 4.5(b).

“Related Party” means, collectively, each Seller Party and such Seller Party’s subsidiaries and Affiliates and its and their respective owners, representatives, managers, directors, officers, contractors, invitees, servants, predecessors, successors and assigns.

“Release” or “Released” means the release, spill, emission, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, discharge, dispersal, leaching or migrating of any Hazardous Material into the environment, including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Material.

“Remediation Activities” means any investigation, assessment, response, removal, remediation or monitoring activities that are required to comply with Environmental Laws.

“Removed Property” has the meaning set forth in Section 3.11(b).

“Replacement Property” has the meaning set forth in Section 3.11(b).

“Sanctioned Country” shall mean, at any time, a country, region or territory which is itself the subject or target of any comprehensive Sanctions (currently, Crimea, Cuba, Iran, North Korea, and Syria).

“Sanctioned Person” shall mean, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or by the United Nations Security Council, the European Union, the United Kingdom or Canada, (b) any Person operating, organized or resident in a Sanctioned Country or (c) any Person or Persons owned, fifty percent (50%) or more, individually or in the aggregate, directly or indirectly, or controlled by any such Person or Persons.

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom or Canada.

“Secured Indebtedness” means Indebtedness of the Business, to the extent secured by Assets.

“Security Deposits” has the meaning set forth in Section 1.7(c).

“Seller Deposits” has the meaning set forth in Section 1.7(c).

“Seller Fundamental Representations” means the representations and warranties set forth in Sections 2.1(a) (Due Organization and Power), 2.1(b) (Authority), 2.1(j) (Title to Assets), and 2.1(s) (Broker Fees).

“Seller Guarantees” means any guarantees (including under any Contract, letter of credit, lease or Permit), covenants, indemnities, letters of credit, undertakings and similar credit assurances (and any collateral, indemnity or other agreements associated therewith), but excluding Surety Bonds, provided by, on behalf of or for the account of the Seller Parties or any of their Affiliates in connection with or relating to the Business or the Assets, a list of which is set forth in Section 11.18(f) of the Disclosure Schedules.

“Seller Guarantors” has the meaning set forth in Section 4.9(a).

“Seller Indemnified Parties” has the meaning set forth in Section 8.3.

“Seller Parties” has the meaning set forth in the preamble of this Agreement.

“Seller Party Account” has the meaning set forth in Section 1.4(d).

“Seller Retirement Plan” has the meaning set forth in Section 4.3(e).

“Seller Taxes” has the meaning defined in Section 4.2(a)(i).

“Service Credits” has the meaning set forth in Section 4.3(c).

“Signing Date” has the meaning set forth in the preamble of this Agreement.

“Site Access Agreement” has the meaning set forth in Section 4.1(a).

“Source” has the meaning set forth in Section 2.2(c).

“Speedway Benefit Plans” mean each Acquired Entity Plan (as defined in the Purchase and Sale Agreement) as of the Signing Date in which in which any Business Employee participates or to which any Business Employee is subject or party, excluding, in each case, any of the foregoing that is (A) maintained by a Governmental Entity to which any of the Seller Parties or their respective Affiliates contributes (or has the obligation to contribute) as required by applicable Law or (B) a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 4001(a)(3) of ERISA.

“Speedway Entities” means the entities set forth on Section 11.18(g) of the Disclosure Schedules.

“Speedway Station Property” means any Station Property included in the Assets other than the 7-Eleven Station Properties.

“Speedway Subsidiary Sellers” has the meaning set forth in the preamble of this Agreement.

“Station Properties” means all of the Real Property, together with all fixtures, building systems and equipment and all other personal property located at such Real Property.

“Straddle Period” has the meaning set forth in Section 4.2(d).

“Subsequent Closing” means any Closing following the Initial Closing.

“Subsequent Closing Assumed Liabilities” means, with respect to any Subsequent Closing, the Assumed Liabilities related to any Subsequent Closing Property or Asset being transferred to Buyer at such Subsequent Closing.

“Subsequent Closing Properties” means all Station Properties that are transferred to Buyer at any Subsequent Closing.

“Subsequent Closing Purchase Price” has the meaning set forth in Section 1.4(c).

“Surety Bonds” has the meaning set forth in Section 2.1(x).

“Survey” shall mean an ALTA survey from a licensed surveyor certified to Buyer and the Title Company and sufficient to allow the title company to remove the “survey exception” from a title policy with respect to the Real Property.

“Survival Date” means, with respect to any given representation or warranty, covenant or agreement made in this Agreement, the applicable survival date under the terms of this Agreement.

“Tax” or “Taxes” means any United States federal, state, local, or non-United States income, alternative minimum, sales and use, excise, franchise, real and personal property, gross receipts, capital stock, transfer, production, business and occupation, disability, employment, payroll, severance or withholding tax or other tax, duty, fee or assessment imposed by any Taxing Authority, including any interest, addition to Tax or penalties related thereto.

“Tax Proceeding” means any claim, audit, action, suit, proceeding, examination, contest, litigation or other Action with or against any Taxing Authority.

“Tax Return” means any return, declaration, report, estimate, claim for refund, or information return or statement relating to, or required to be filed in connection with, any Taxes, including any schedule, form, attachment or amendment thereto.

“Taxing Authority” means any Governmental Entity responsible for the administration or the imposition of any Tax.

“Third Party Claim” has the meaning set forth in Section 8.5(a).

“Third Party Deposits” has the meaning set forth in Section 1.7(c).

“Third Party Lease” means any lease, sublease, license, franchise or similar use or occupancy agreement pursuant to which any Seller Party grants to any other party the right to use or occupy any Real Property (including all amendments or modifications thereto).

“Threshold” has the meaning set forth in Section 8.2(b)(iii).

“Title Company” means Sutton Land of Texas, LLC, 1717 St. James Place, Suite 115, Houston, Texas 77056.

“Title Objection Date” has the meaning set forth in Section 3.8(a).

“Title Update” has the meaning set forth in Section 3.8(a).

“Total Condemnation Action” has the meaning set forth in Section 4.5(c).

“Trade Secrets” means trade secret rights, including all confidential information regarding non-public discoveries and proprietary know-how.

“Trademark” means all registered and unregistered trademarks, service marks, trade dress, logos, slogans, trade names and Internet domain names and other indicia of origin and all registrations and applications relating to the foregoing, and all goodwill associated with the foregoing.

“Transaction” has the meaning set forth in the recitals of this Agreement.

“Transaction Expenses” has the meaning set forth in Section 10.3.

“Transfer Taxes” has the meaning set forth in Section 4.2(e).

“Transferred Employees” has the meaning set forth in Section 4.3(a).

“Transition Services Agreement” has the meaning set forth in Section 9.2(d).

“Unclaimed Property” means any property that becomes property of a Governmental Entity under the applicable unclaimed property or abandoned property Law after the expiration of the applicable dormancy period.

“Unclaimed Property Reports” has the meaning set forth in Section 2.1(y).

Where any group or category of items or matters is defined collectively in the plural number, any item or matter within such definition may be referred to using such defined term in the singular number, and vice versa.

[The next page is the signature page.]

IN WITNESS WHEREOF, the Parties have caused this Asset Purchase Agreement to be executed as of the date set forth above by their duly authorized representatives.

BUYER:
CAPL JKM PARTNERS LLC

By:	/s/ Charles M. Nifong, Jr.
Name:	Charles M. Nifong, Jr.
Title:	President and Chief Executive Officer

JOE’S KWIK MARTS LLC

By:	/s/ Charles M. Nifong, Jr.
Name:	Charles M. Nifong, Jr.
Title:	President and Chief Executive Officer

CAPL JKM REALTY HOLDINGS LLC

By:	/s/ Charles M. Nifong, Jr.
Name:	Charles M. Nifong, Jr.
Title:	President and Chief Executive Officer

CAPL JKM WHOLESALE LLC

By:	/s/ Charles M. Nifong, Jr.
Name:	Charles M. Nifong, Jr.
Title:	President and Chief Executive Officer

Signature Page to Asset Purchase Agreement

7-ELEVEN:
7-ELEVEN, INC.
By:	/s/ David J. Colletti, Jr.
Name:	David J. Colletti, Jr.
Title:	Vice President, Mergers & Acquisitions

Signature Page to Asset Purchase Agreement